SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2018
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM Participações S.A., and TIM Participações S.A. and Subsidiaries

Financial Statements as at

December 31, 2017

and Independent Auditors’ Report

TIM PARTICIPAÇÕES S.A.

FINANCIAL STATEMENTS

December 31, 2017 and 2016

Contents

Independent auditors’ report on the financial statements
Audited financial statements
Balance sheets
Income statements
Statements of comprehensive income
Statements of changes in shareholders’ equity
Statements of cash flow
Value added statements
Management report
Notes to the financial statements
Fiscal Council Opinion
Statutory Audit Committee Annual Report
Statutory officers statement on financial statements
Statutory officers statement on independent auditors´ report

INDEPENDENT AUDITOR’S REPORT ON THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS

To the

Shareholders and Management of

TIM Participações S.A.

Rio de Janeiro - RJ

Opinion

We have audited the individual and consolidated financial statements of TIM Participações S.A. (‘Company’), identified as parent company and consolidated, respectively, which comprise the balance sheet as at December 31, 2017 and the respective statement of income, comprehensive income, changes in shareholders’ equity and cash flows for the year then ended, and the corresponding notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying financial statements present fairly, in all material respects, the individual and consolidated financial position of the Company as at December 31, 2017, its individual and consolidated financial performance and its individual and consolidated cash flows for the year then ended, in accordance with Brazilian accounting practices and International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the ‘Auditor’s Responsibilities for the Audit of the Individual and Consolidated Financial Statements’ section of our report. We are independent of the Company and its subsidiaries in accordance with the relevant ethical principles set forth in the Accountants’ Code of Ethics for Professional Accountants and in the professional standards issued by the Brazilian Federal Association of Accountants (CFC) (CFC), and we have fulfilled our other ethical responsibilities in accordance with these standards. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial statements of the current year. These matters were addressed in the context of our audit of the individual and consolidated financial statements as a whole and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Provision for tax contingencies

In accordance to Note No. 24 to the financial statements, the Company and its subsidiaries are parties to legal and administrative proceedings in the civil, labor, tax and regulatory spheres which arise in the normal course of their business. As at December 31, 2017, the Company has tax issues under discussion in various processual spheres, in the total amount of R$ 15 billion, being R$ 180 million set up to cover losses and risks considered probable, based on analysis by the Company’s legal consultants and by Management. Situations where losses are considered possible are disclosed and those where losses are considered remote are not disclosed.

Audit response

Considering the relevance of the involved amounts and the necessity of critical judgement in relation to the probability of losses in the judicial discussions, any change in the prognostic and/or judgement can relevantly impact the financial statements of the Company. Our audit procedures included:

▪

Obtaining confirmation from the Company’s legal consultants for all ongoing tax processes, as well as the respective valuation of amounts and probability of losses;

▪

For some tax processes, obtaining an opinion of tax specialists (second opinion) about the reasonability of the prognostic made by the Company’s legal consultants and assessment of the arguments and/or defense thesis with the involvement of our specialists;

▪

Evaluation of the adequacy of the disclosure of the notes to financial statements.

Based on the evidence obtained, considering the inherent uncertainty to legal and tax questions, we determined the provision is appropriate, and we validate the sufficiency and the adequacy of disclosures in the notes to the financial statements.

Impairment evaluation of goodwill

The Company has registered goodwill in the amount of R$ 1.53 billion as at December 31, 2017, related to companies’ acquisitions in prior years, in accordance to Note No. 15 to the financial statements. Management evaluates, at least annually, the risk of impairment of these assets, based on the value in use method or discounted cash flow model, which requires that Management adopt some assumptions based on information provided by its internal reports. This procedure involves significant judgement on the future results of the business, in which any adjustment on the adopted assumptions can generate significant effects in the valuation and impacts in the financial statements of the Company as a whole.

Audit response

We evaluated and questioned the future cash flow forecasts prepared by Management and the process used in their preparation, including comparisons with their most recent business plans, and performed the test of value in use. We questioned Management’s main assumptions for long-term growth rates in the forecasts, by comparing them with economic and sector forecasts, and the discount rate considering the cost of capital for the Company. We verified the adequacy of the disclosure made in the notes to the financial statements.

Based on our procedures, we considered that Management’s assumptions are in a reasonable range and the related disclosures are acceptable

Unbilled revenue recognition

According to Note No. 28 to the financial statements, revenue recognition in telecom industry is considered an inherent risk, because the process involves complex billing systems, by processing a large volume of data, with a combination of different sold products and price variations during the year, which may change according to different marketing plans and actions. The revenues are recognized monthly via invoicing, and revenues to be billed between the billing date and the end of month (unbilled) are identified, processed and recognized in the month in which the service was rendered. Calculations of unbilled revenues from the previous month are reversed out and unbilled amounts are calculated at each month end. Eventual problems in this estimative calculation can impact relevantly the financial statements of the Company.

Audit response

Our audit procedures included, among others:

▪

Assessment and test on the relevant Information Technology (IT) systems;

▪

Detailed test over the services revenue, by non-statistical sample;

▪

Understanding and evaluation of the estimative adopted by the Company’s management to determine the unbilled revenue in the end of the year, as well as the comparison of this estimative with the effective billed revenue of the subsequent month after closing;

▪

Adequacy of disclosures presented in the notes to the financial statements.

Based on our procedures, we considered that the adopted policies used for the unbilled revenue recognition are adequate.

Other matters

Statement of value added

The individual and consolidated statements of added value for the year ended December 31, 2017, prepared under the responsibility of the Company’s management, and presented as supplemental information for IFRS purposes, were subject to the same audit procedures followed for the audit of the financial statements of the Company. In order to form an opinion, we have checked whether these statements are reconciled with the financial statements and accounting records, as applicable, and whether its form and contents meet the criteria established in Accounting Pronouncement CPC 09 – Statement of Added Value. In our opinion, the statements of value added were properly prepared, in all material respects, in accordance with the criteria established in this Technical Pronouncement and are consistent with the individual and consolidated financial statements taken as a whole.

Other information accompanying the individual and consolidated financial statements and the auditor’s report

The Company’s management is responsible for other information that comprises the Management Report.

Our opinion on the individual and consolidated financial statements does not cover the Management Report and we do not provide any form of audit conclusion thereon.

In connection with our audit of the individual and consolidated financial statements, our responsibility is to read the Management Report and, doing so, consider whether the report is materially inconsistent with the individual and consolidated financial statements or our knowledge obtained during the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of the Management Report, we are required to report this fact. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the individual and consolidated financial statements

Management is responsible for the preparation and fair presentation of these individual and consolidated financial statements in accordance with the accounting practices adopted in Brazil and with the Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and for such internal control as management determines is necessary to enable the preparation of individual and consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the individual and consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, when applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company and its subsidiaries or to cease operations, or has no realistic alternative to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s responsibilities for the audit of the individual and consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the individual and consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Brazilian and International Standards of Auditing (ISAs) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with the Brazilian and International Standards of Auditing (ISAs), we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

▪

Identify and assess the risks of material misstatement of the individual and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control;

▪

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s and its subsidiaries internal control;

▪

Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management;

▪

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may raise significant doubt on the Company and its subsidiaries’ ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the individual and consolidated financial statements or, if such disclosures are inappropriate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company and its subsidiaries to cease to continue as a going concern;

▪

Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the individual and consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation;

▪

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current year, and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances we determine that a matter should not be communicated in our report because the adverse consequences in doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

Rio de Janeiro, February 5, 2018.

BDO RCS Auditores Independentes SS CRC 2 SP 013846/F

Julian Clemente
Accountant CRC 1 SP 197232/O-6

TIM PARTICIPAÇÕES S.A., AND TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

BALANCE SHEET

 (In thousands of Reais)

		Parent Company			Consolidated
	Notes	2017	2016	2017	2016
Assets
Current Assets
Cash and cash equivalents	4	28,369	8,593	2,960,718	5,128,186
Securities	5	-	-	765,614	479,953
Trade accounts receivable	6	329	329	2,540,856	2,919,177
Inventories	7	-	-	123,785	143,934
Dividends and interest on equity receivable	13	53,497	134,606	-	-
Indirect taxes and contributions recoverable	8	-	-	386,001	633,854
Direct taxes and contributions recoverable	9	11,677	22,351	323,040	334,806
Prepaid expenses	11	2,189	2,149	168,366	130,392
Derivative financial instruments	38	-	-	53,875	82,454
Financial lease	16	-	-	19,773	2,818
Other amounts to be offset	17	-	-	68,571	83,107
Other assets		19,707	26,267	196,789	168,718
		115,768	194,295	7,607,388	10,107,399
Non-current Assets
Long term receivables
Securities	5	-	-	2,997	-
Trade accounts receivable	6	-	-	26,207	24,092
Indirect taxes and contributions recoverable	8	-	-	949,586	867,143
Direct taxes and contributions recoverable	9	-	-	209,503	200,898
Deferred income and social contribution taxes	10	-	-	-	41,690
Judicial deposits	12	112,307	89,857	1,366,576	1,294,125
Prepaid expenses	11	4,381	6,407	39,466	54,374
Derivative financial instruments	38	-	-	26,915	134,468
Financial lease	16	-	-	185,558	201,944
Other assets		-	-	35,154	12,442
		116,688	96,264	2,841,962	2,831,176

Investments	13	17,956,582	16,991,186	-	-
Property, Plant and Equipment	14	-	-	10,838,488	11,084,530
Intangible assets	15	157,556	157,556	11,312,527	10,632,575
		18,230,826	17,245,006	24,992,977	24,548,281
Total assets		18,346,594	17,439,301	32,600,365	34,655,680

The accompanying notes are an integral part of the financial statements.

TIM PARTICIPAÇÕES S.A., AND TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

BALANCE SHEET

 (In thousands of Reais)

		Parent Company	Consolidated
	Notes	2017	2016	2017	2016
Liabilities
Current Liabilities
Suppliers	18	3,352	2,086	3,986,557	3,461,081
Borrowing and financing	20	-	-	1,351,860	1,145,225
Finance lease	16	-	-	176,925	96,604
Derivative financial instruments	38	-	-	14,044	36,163
Labor obligations		6,449	3,844	262,450	212,279
Indirect taxes, charges and contributions payable	21	370	323	305,266	453,130
Direct taxes, charges and contributions payable	22	218	31	260,786	363,726
Dividends and interest on equity payable	26	143,591	206,112	143,591	206,112
Authorizations payable	19	-	-	233,173	486,494
Deferred revenue	23	-	-	480,431	812,340
Other liabilities		9,003	7,652	9,354	8,401
		162,983	220,048	7,224,437	7,281,555

Non-current liabilities
Borrowing and financing	20	-	-	3,339,084	5,574,557
Finance leases	16	-	-	1,710,247	1,705,634
Derivative financial instruments	38	-	-	18,419	45,310
Indirect taxes, charges and contributions payable	21	-	-	2,527	112
Direct taxes, charges and contributions payable	22	-	-	206,788	258,840
Deferred income and social contribution taxes	10	-	-	98,919	108,358
Provision for legal and administrative proceedings	24	2,672	1,982	528,320	478,482
Pension plan and other post-employment benefits		-	-	2,635	1,586
Provision for decommissioning costs	25	-	-	22,803	21,726
Authorizations payable	19	-	-	273,527	900,138
Deferred revenue	23	-	-	990,932	1,061,304
Other liabilities		29,755	29,758	30,543	30,565
		32,427	31,740	7,224,744	10,186,612
Total liabilities		195,410	251,788	14,449,181	17,468,167
Shareholders’ Equity	26
Capital stock		9,866,298	9,866,298	9,866,298	9,866,298
Treasury shares		(16,487)	(3,369)	(16,487)	(3,369)
Capital reserves		1,687,565	1,564,149	1,687,565	1,564,149
Equity valuation adjustments		989	(507)	989	(507)
Profit reserves		6,612,819	5,760,942	6,612,819	5,760,942
Total shareholders’ equity		18,151,184	17,187,513	18,151,184	17,187,513

Total liabilities and shareholders’ equity		18,346,594	17,439,301	32,600,365	34,655,680

The accompanying notes are an integral part of the financial statements.

TIM PARTICIPAÇÕES S.A., AND

 TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

STATEMENT OF INCOME

Years ended December 31

(In thousands of Reais, except otherwise stated)

		Parent Company			Consolidated
	Notes	2017	2016	2017	2016

Net Revenue	28	-	-	16,233,959	15,617,413

Cost of services provided and goods sold	29	-	-	(7,740,150)	(7,693,406)
		-	-	8,493,809	7,924,007
Gross income

Operating income (expenses):	29	-	-	(4,575,177)	(4,719,029)
Selling expenses	29	(27,915)	(19,345)	(1,424,643)	(1,258,722)
General and administrative expenses	13	1,279,941	768,241	-	-
Income from equity accounting	30	(904)	206	(560,637)	(522,060)
Other income (expenses), net		1,251,122	749,102	(6,560,457)	(6,499,811)

		1,251,122	749,102	1,933,352	1,424,196
Operating income

Financial income (expenses):	31	6,927	4,497	512,565	750,450
Financial income	32	(23,511)	(3,207)	(1,009,653)	(1,156,485)
Financial expenses	33	(31)	35	(748)	(4,845)
Foreign exchange variations, net		(16,615)	1,325	(497,836)	(410,880)

		1,234,507	750,427	1,435,516	1,013,316
Income before income and social contribution taxes
	34	-	-	(201,009)	(262,889)
Income and social contribution taxes
		1,234,507	750,427	1,234,507	750,427
Net income for the year

Earnings per share attributed to the Company’s shareholders (in R$ per share)

Basic earnings per share	35	0.51	0.31	0.51	0.31

Diluted earnings per share	35	0.51	0.31	0.51	0.31

The accompanying notes are an integral part of the financial statements.

TIM PARTICIPAÇÕES S.A., AND

 TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

STATEMENT OF COMPREHENSIVE INCOME

Years ended December 31

(In thousands of Reais)

	Parent Company		Consolidated
	2017	2016	2017	2016

Net income for the year	1,234,507	750,427	1,234,507	750,427

Other components of comprehensive income
Item not to be reclassified to income:
Pension plan and other post-employment benefits	(694)	(204)	(694)	(204)

Item to be reclassified to income subsequently:
Cash flow hedge (Note 5)	2,190	(2,190)	2,190	(2,190)

Total comprehensive income for the year	1,236,003	748,033	1,236,003	748,033

The items included in the Statement of Comprehensive Income are recorded net of taxes.

The accompanying notes are an integral part of the financial statements.

TIM PARTICIPAÇÕES S.A., AND

 TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

 (In thousands of Reais)

			Profit Reserves
	Capital Stock	Capital reserves	Legal reserve	Reserve for expansion	Treasury shares	Equity valuation adjustments	Retained earnings	Total

Balances as at December 31, 2015	9,866,298	1,442,097	619,513	4,650,896	(3,369)	1,887	-	16,577,322
Total comprehensive income for the year
Net income for the year							750,427	750,427
Effect of value of post-employment benefit recorded directly in the subsidiary’s Shareholders’ Equity	-	-	-	-	-	(240)	-	(240)
Cash flow hedge						(2,190)		(2,190)
Total comprehensive income for the year	-	-	-	-	-	(2,394)	750,427	748,033

Total contributions from shareholders and distributions to shareholders
Stock Options (Note 27)	-	3,802	-	-	-	-	-	3,802
Allocation of net income for the period:
Legal reserve (Note 26)	-	-	37,521	-	-	-	(37,521)	-
Dividends proposed (Note 26)	-	-	-	-	-		(367,274)	(367,274)
Recording of tax benefit reserve (Note 26)	-	118,250	-	-	-	-	(118,250)	-
Recording of expansion reserve (Note 26)	-	-	-	445,992	-	-	(445,992)	-
								(485,722)
Dividends recorded directly in shareholders’ equity	-	-	-	7,020	-	-	-	7,020
•
Total contributions from shareholders and distributions to shareholders	-	122,052	37,521	453,012	-	-	(750,427)	(137,842)

Balances as at December 31, 2016	9,866,298	1,564,149	657,034	5,103,908	(3,369)	(507)	-	17,187,513
Total comprehensive income for the year
Net income for the year	-	-	-	-	-	-	1,234,507	1,234,507
Effect of value of post-employment benefit recorded directly in the subsidiary’s Shareholders’ Equity	-	-	-	-	-	(694)	-	(694)
• Cash flow hedge						2,190	-	2,190
Total comprehensive income for the year	-	-	-	-	-	1,496	1,234,507	1,236,003

Total contributions from shareholders and distributions to shareholders
Stock Options (Note 27)	-	10,923	-	-	-	-	-	10,923
Disposal of treasury shares
Allocation of net income for the year:
Legal reserve (Note 26)	-	-	61,725	-	-	-	(61,725)	-
Dividends proposed (Note 26)	-	-	-	-	-		(103,325)	(103,325)
Interest on shareholders’ equity							(189,991)	(189,991)
Recording of tax benefit reserve (Note 26)	-	112,793	-	-	-	-	(112,793)	-
Recording of expansion reserve (Note 26)	-	-	-	766,973	-	-	(766,973)	-
Dividends recorded directly in shareholder’s equity	-	-	-	23,179	-	-	-	23,179
Total contributions from shareholders and distributions to shareholders	-	123,416	61,725	790,152	(13,118)	-	(1,234,507)	(272,332)

Balances as at December 31, 2017	9,866,298	1,687,565	718,759	5,894,060	(16,487)	989	-	18,151,184

The accompanying notes are an integral part of the financial statements.

TIM PARTICIPAÇÕES S.A., AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOW

Years ended December 31

(In thousands of Reais)

		Parent Company		Consolidated
	Note	2017	2016	2017	2016
Operations
Income before income tax and social contribution		1,234,507	750,427	1,435,516	1,013,316
Adjustments to reconcile income with net cash from operations:
Depreciation and amortization			-	4,013,671	3,785,172
Income from equity accounting	13	(1,279,941)	(768,241)	-	-
(Gain) loss on sale of property, plant and equipment (leaseback)	1b and 30	-	-	1,801	(44,036)
Residual value of property, plant and equipment, and intangible assets written-off		-	-	54,104	19,528
Interest from obligations arising from asset retirement	25	-	-	428	1,146
Provision for administrative and legal proceedings	24	1,189	(2,444)	372,469	375,242
Monetary adjustment of judicial deposits and administrative and judicial proceedings		(407)	(1,414)	97,805	41,010
Interest, monetary and exchange variations of borrowing and other financial adjustments			-	521,570	625,865
Lease interest payable	32	-	-	257,305	246,280
Lease interest receivable	31	-	-	(22,709)	(25,756)
Losses from doubtful debts	29	-	-	316,387	266,442
Stock options	27	3,743	(325)	10,923	3,802
		(40,909)	(21,997)	7,059,270	6,308,011
Decrease (increase) in operating assets:
Trade accounts receivable		-	-	99,674	(291,825)
Taxes and contributions recoverable		10,675	(440)	162,705	206,143
Inventory		-	-	20,149	(2,214)
Prepaid expenses		1,987	(8,499)	(40,490)	80,524
Dividends and interest on equity received		404,331	489,013	-	-
Judicial deposits		(21,744)	(14,358)	(53,217)	(128,256)
Other assets		6,558	471	(26,129)	26,064
Increase (decrease) in operating liabilities:
Labor obligations		2,606	2,120	50,171	12,906
Suppliers		1,266	(1,986)	523,419	(296,014)
Tax, charges and contributions		234	(9)	(474,557)	(214,353)
Authorizations payable		-	-	(895,964)	199,163
Payment of legal and administrative proceedings	24	(798)	(237)	(439,670)	(413,209)
Deferred revenue		-	-	(415,651)	(337,806)
Other liabilities		1,346	61	(165,598)	(156,886)
Net cash from operations		365,552	444,139	5,404,112	4,992,248

Investment activities
Investment activities		-
Securities		-		(288,658)	119,461
Cash received from property, plant and equipment sales	1.b	-		13,850	133,708
Additions to property, plant and equipment, and intangible assets		-		(4,147,907)	(4,502,397)
Receipt of financial lease				22,140	20,929
Net cash (used in) from investment activities				(4,400,575)	(4, 228,299)

Financing activities		-
New borrowing				646,853	1,304,492
Repayment of borrowing				(3,270,570)	(2,685,938)
Payment of finance leases				(219,189)	(199,747)
Derivative financial instruments				17,677	305,336
Purchase of treasury shares, net of disposals		(13,118)		(13,118)	-
Dividends and interest on equity paid		(332,658)	(460,309)	(332,658)	(460,309)
Net Cash used in financing activities		(345,776)	(460,309)	(3,171,005)	(1,736,166)
Increase (decrease) in cash and cash equivalents, net		19,776	(16,170)	(2,167,468)	(972,217)

Cash and cash equivalents at the beginning of the year		8,593	24,763	5,128,186	6,100,403
Cash and cash equivalents at the end of the year		28,369	8,593	2,960,718	5,128,186

Supplementary disclosure on consolidated cash flow

	2017	2016

Interest paid	584,853	573,538
Income tax and social contribution paid	297,079	364,563
Additions to property, plant and equipment, and intangible assets – without cash effects	(48,957)	(137,199)
Increase in lease obligations – without cash effects	48,957	137,199

The accompanying notes are an integral part of the financial statements.

TIM PARTICIPAÇÕES S.A., AND

 TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

STATEMENT OF VALUE ADDED

Years ended December 31

(In thousands of Reais)

	Parent Company		Consolidated
	2017	2016	2017	2016
Revenues
Gross operating revenue	-	-	22 , 611 , 074	22 , 745 , 589
Loss from doubtful debts	-	-	(316 , 387)	(266 , 442)
Discounts granted, refunds and other	-	-	(1 , 349 , 7 09 )	(1 , 433 , 290)
	-	-	20 , 944 , 978	21 , 045 , 857
Inputs purchased from third parties
Costs of services provided and goods sold	-	-	(4 , 035 , 789)	(4 , 174 , 051)
Materials, energy, third-party services and others	(5 , 968)	(4 , 862)	( 3,099,93 9 )	(2 , 975 , 525)
	(5 , 968)	(4 , 862)	( 7,135 ,728 )	(7 , 149 , 576)
Withholdings
Depreciation and amortization	-	-	(4 , 013 , 671)	(3 , 785 , 172)
Net value added produced	(5 , 968)	(4 , 862)	9,795,579	10 , 111 , 109
Value added received by transfer
Income from equity accounting	1 , 279 , 941	768 , 241	-	-
Financial revenues	6 , 934	4 , 568	942 , 583	2 , 449 , 495
	1 , 286 , 875	772 , 809	942 , 583	2 , 449 , 495
Total value added for distribution	1 , 280 , 907	767 , 947	10 ,738,162	12 , 560 , 604

Distribution of value added
Personnel and charges
Direct compensation	19 , 979	11 , 197	515 , 382	513 , 257
Benefits	1 , 050	769	141 , 279	193 , 433
F.G.T.S. (Unemployment Fund)	231	206	52 , 705	53 , 539
Others	388	231	71 , 722	67 , 172
	21 , 648	12 , 403	781 , 088	827 , 401
Taxes, fees and contributions
Federal	1 , 362	1 , 749	2 , 520 , 892	2 , 728 , 919
State	-	-	3 , 990 , 856	4 , 669 , 648
Municipal	-	17	18 , 834	15 , 231
	1 , 362	1 , 766	6 , 530 , 582	7 , 413 , 798
Remuneration of third-party capital
Interest	23 , 369	3 , 188	1 , 438 , 809	2 , 857 , 708
Rents	21	163	748 , 162	708 , 554
	23 , 390	3 , 351	2 , 186 , 971	3 , 566 , 262
Others
Social investment	-	-	5,014	2 , 716
	-	-	5,014	2 , 716
Remuneration of shareholders ’ equity
Dividends and interest on equity	265 , 072	148 , 664	265 , 072	148 , 664
Retained earnings	969 , 435	601 , 763	969 , 435	601 , 763
	1 , 234 , 507	750 , 427	1 , 234 , 507	750 , 427

The accompanying notes are an integral part of the financial statements.

TIM PARTICIPAÇÕES S.A.

Publicly-held Company

CNPJ/MF: 02.558.115/0001-21

NIRE: 33 300 276 963

MANAGEMENT REPORT AND ANALYSIS FOR 2017 RESULTS

COMMENTS ON THE FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED ON DECEMBER 31, 2017

Dear shareholders,

The management of TIM Participações S.A. ("TIM Participações", "Companhia" or "TIM") presents the Management Discussion and Analysis Report of 2017 results, together with the Individual and Consolidated Financial Statements and the Independent Auditors’ Report for the fiscal year ended on December 31, 2017.

The Financial Statements have been prepared in accordance Brazilian Standards and the IFRS (International financial reporting standards), as defined by the IASB.

The operational and financial information for 2017, unless stated otherwise, is presented in Reais (R$), based on the consolidated amounts, and pursuant to Brazilian corporate law.

Company Profile

TIM Participações is a publicly-held company with shares listed on the São Paulo Stock Exchange (B3) and ADRs (American Depositary Receipts) listed on the New York Stock Exchange (NYSE). In 2017, TIM confirmed its permanence in the select group of companies that integrate the ISE (Corporate Sustainability Index) portfolio for the tenth consecutive year, reinforcing its commitment to economic, social and environmental sustainability. Moreover, TIM is the only telecommunication company to participate in Novo Mercado (New Market), a segment recognized by B3's highest level of corporate governance.

TIM Participações is controlled by TIM Brasil Serviços e Participações S.A., a subsidiary of the Telecom Italia group. Through sharing experiences and the adoption of a good practices policy, the Company shares experiences with its parent company and accumulates synergies that benefit all of its clients. Through its subsidiaries, TIM Celular S.A. and TIM S.A. (formerly Intelig), TIM operates in the mobile, in the fixed telephony, in the long distance and data transmission markets throughout Brazilian territory and in the ultra-broadband market encompassing some states of the country.

1. Message from Management

The year of 2017 confirms that the recovery trajectory of our results, started on the second half of 2016, was consolidated. Despite a very gradual macroeconomic recovery, the focus on the execution of the designed plan allowed TIM not only to grow again solidly, but also to present some indicators that surpassed historical levels, such as EBITDA and EBITDA Margin in the fourth quarter.

This transformation was based on the aiming for the best experience for the user and having as drivers: (i) the base’s transformation, with a strong increase in the value proposition and greater incentive to recurrent offers; (ii) the construction of the largest and best 4G network in Brazil and (iii) an efficiency-oriented approach in all activities combined with the first effects of the digitization process.

Customer Base Transformation

The change of the value proposition to customers with the inclusion of new services and benefits and a better usage experience, continues to generate excellent operating results, such as the addition of 2.9 million lines in the postpaid segment, which reached a mix of 30% of the total base and also the growth of recurrent prepaid offers that double their participation on the base, reaching the level of 26%. One of the positive consequences of this process is the ARPU growth which reached 12.1% in the year.

The transformation is also due to the changing habits and demands of customers, who are using more and more data and digital services. Therefore, encouraging migration to a technology where experience with such services is much better becomes critical to success. In this regard, we continue to encourage the migration to 4G, reaching 27.6 million users this technology, an increase of 63.7%, which represents 47.1% of the Company’s total base. This result was made possible by TIM's ongoing effort to equip its base with smartphones. By the end of 2017 of smartphones’ penetration on total base reached 80.9%.

4G Coverage Leadership: Biggest and Best

The evolution of our infrastructure is an essential part of our strategy to search for a higher value customer base. Maintaining the leading position in 4G coverage, with more than 3,000 cities and 91% of the urban population, gives us an important competitive differential, which was achieved with the efficient implementation of a 1.8 GHz frequency refarming process.

The use of new features is also part of building our evolution and the best 4G experience, therefore, we are the only operator in Brazil to use voice over LTE, already available in 1,200 cities. In addition, we are the Company that has accelerated more the implementation of the 4G through 700 MHz frequency, delivering more than 900 covered cities, which provides a significant improvement in indoor coverage and reinforces our commitment to be the best 4G provider in the country.

The fixed infrastructure also evolved, in 2017 we expanded our optic fiber network, surpassing the 85 thousand kilometers mark, which helps the mobile network performance with the connection of the sites to fiber and extends the coverage of TIM Live ultra-broadband services, the leader in Netflix satisfaction and awarded by Estadão. This expansion allowed the preliminary launch of ultra-broadband through FTTH, Fiber To The Home, which will be expanded in 2018, reinforcing the focus on the highest value.

Efficiency On All Fronts

The efficiency program still permeates the entire Company, adding up R$ 659 million in savings during 2017, despite the continuous expansion of infrastructure and greater commercial efforts to attract high value customers. The objectives of the program are not limited to financial savings, but also aim at operational evolution and to improve customer experience.

The initiatives in progress are levers for the continuity of TIM's growth, in which the following projects stand out: (i) redefinition of processes and systems; (ii) review of commissioning strategies; (iii) corporate reorganization; (iv) fiscal efficiency; (v) contracts renegotiation; and (vi) development of own infrastructure, reducing the number of leased lines. The process of "digitalization" permeates some of these fronts and began to yield results already in 2017, with expressive growth in the usage of non-human service and sales channels.

Our efforts ensured not only a more efficient organization, but also a significant saving, contributing to the EBITDA margin expansion to historical levels.

Conclusion and Perspectives

Our turnaround has evolved from a recovery process to a story of sustainable and consistent growth. The effectiveness of the strategy enabled the Company to deliver all the short-term goals established by the 2017-2019 industrial plan, whose strategic pillars continue to guide TIM's path, focusing on efficiency and the best customer experience. There are interesting opportunities we want to capture, and for that, we will keep the focus on our infrastructure’s evolution and accelerate the digital transformation, which will bring us better operational and financial results, and improve the quality of our services.

The year 2018 will be a lot of work and we will continue to be committed to our growth trajectory combined with improvements in profitability and cash generation.

Stefano De Angelis

CEO

2. Economic and Industrial Overview

2.1. Macroeconomic Environment

The year of 2017 marked the inflection of Brazilian economy with the recovery of the Gross Domestic Product (GDP), which grew by 1.00%1 after two consecutive years of decline, mainly driven by domestic consumption and trade balance surplus.

Inflation, measured by the Extended National Consumer Price Index (Índice de Preços ao Consumidor Amplo - IPCA), was under strict control and, by the end of 2017, it was at 2.95%, below the minimum target set by the Central Bank. The performance is explained by the super harvests, which reduced the prices of food, and also by the reduction in the price of beverages. The basic interest rate (SELIC) confirmed the downward path and closed the year at a historical low of 7.00%, a significant reduction of 6.75 percentage points compared to the closing of 2016. This movement is explained by the still slight economic recovery of the country and the lower expectation of inflation.

On the foreign exchange front, the Brazilian real depreciated 1.50% compared to the US dollar in 2017. During the year, the exchange rate showed a strong oscillation due to reports of corruption cases in Brazil, to the monetary policy and the reforms proposed by the US government. The trade balance closed the year with a surplus of $67 billion, representing a growth of 40.49% compared to 2016. Of note was the 17.55% increase in exports, which more than offset the 9.59% increase in imports.

Despite the overall positive result, instability continued to mark the political environment, leading to uncertainties regarding the approval of fiscal and political reforms. The presidential elections 2018 also contribute towards a decreased predictability regarding the direction of the country's economy.

In the international scenario, the continuous military instability, especially between the United States and North Korea, brought volatility to the markets, generating strong oscillations. In Europe, the level of economic activity is improving in the euro zone, even as discussions regarding Brexit continue. In the United States, some government proposals and the Fed's monetary policy set a tone of uncertainty about the sustainability of the global economic growth in the years to come.

2.2. Particularities of the Telecommunications Sector

The telecommunications sector in Brazil is marked by strong competition and by the effective regulation of the National telecommunications agency, ANATEL, whose mission is "to promote the development of the country's telecommunications, in order to provide it with a modern and efficient telecommunications infrastructure, capable of providing the society with adequate, diversified and fair prices throughout the entire national territory".

The gradual recovery in the economic scenario had a direct impact on the telecommunications market in 2017, which maintained the trajectory of reduction in the mobile customer base. In the mobile market, the process of migration from prepaid to hybrid (control plans) and postpaid plans has marked the dynamics of customer bases. This movement can be seen as a result of the growing demand for access to data and content services. At the same time, the operators sought to retain their customers with offers that have recurrence consumption and, consequently, of revenue, in line with the strategy of offering more for more.

The dynamics of the sector in 2017 consolidated the tendency to an increase in data consumption, requiring operators to adapt their networks, facing the challenge of delivering an increasingly robust infrastructure in an environment of greater rationality in investments. Additionally, the integration of digital services into the portfolio was a mark of the industry that year, when companies sought to monetize their offerings, including integrated content in their portfolio.

Lastly, the growing demand for Fixed Broadband consolidated the vision of Internet access as an essential asset for the population, which was confirmed by the strong migration to higher speed service offerings (especially for ultra-broadband, with speeds above 34Mbps).

3. TIM Services

3.1. Business

TIM is recognized for its strong brand and for its reputation as an innovative and disruptive company capable of setting new consumption standards for the market. The proactive approach allows the Company to be in a leading position in the transformation of telecommunications business model. The change in consumer profile and the emergence of new technologies foster a rupture in the telecommunications industry based on the consumption of digital data, content and services.

Pioneering and innovative offerings are traits of the Company, which has a complete portfolio for individuals as well as corporate solutions for small, medium and large companies. Besides traditional voice and data services, TIM offers a fixed-line ultra-broadband service, TIM Live, and fixed broadband service through the mobile network, a technology known as WTTx.

Also regarding the portfolio, the Company offers a series of digital contents and services in its packages, increasing the functionalities of the mobile devices in the daily life of its clients. The ability to manage a complete and varied portfolio gives TIM the possibility to offer customized packages to its customers and to propose convergent offers in certain regions.

In 2017 TIM launched a new concept of postpaid, TIM Black, which continues the strategy of evolution of the Company’s portfolio in the segment, associated with a better service usage experience and inclusion of new benefits. The release set a milestone of the inclusion of unlimited calls to any operator in TIM’s Postpaid plans, in addition to robust internet and digital services packages, including video platforms. Still regarding postpaid plans, TIM increased its portfolio with the release of TIM Família, in order to offer more benefits and a better experience to its customers.

In the control and prepaid segments, TIM also innovated in its portfolio. In control segment, a gateway to postpaid plans, the Company was the first to offer unlimited calls to any operator, plus data and digital services packages. Regarding prepaid plans, the Company continues to value its leadership and to offer innovative and complete packages, aiming to stimulate the recurrence of its base.

The new positioning of TIM seeks to follow the desire of its consumers, considering them the center of decision making, based on: (i) INNOVATION, which is in the DNA of the Company and will continue as a priority, with new plans, offers, partnerships and technologies; (ii) QUALITY, which is the basis for acquiring the customer's loyalty and for the expansion of its life cycle; and in the (iii) USER EXPERIENCE, which is the strategic pillar of convergence of all others, establishing a new relationship with customers and acting in a way that everyone receives the best experience, great services and a transparent relationship with the Company.

3.2. Strategy

The Company's strategy is based on 6 (six) pillars: culture, digitalization, offer, infrastructure, efficiency and customer experience. These pillars aim to redesign customer experience and make TIM the best choice of value in the market, leveraged by the leadership position in mobile ultra-broadband and by the proposal of intelligent offers.

In the culture pillar, the goal is to disseminate the feeling of ownership, responsibility, this being the axis for a deep cultural transformation within the Company. Based on the concept of accountability, TIM believes that its employees will be able to concentrate their creativity and energy in the search for new solutions, delivering positive results.

The digitalization pillar aims to accelerate the development and implementation of digital systems, enhancing customer experience and delivering significant operational and financial efficiencies. The migration to digital and flexible platforms follows the market trend of using the most sophisticated technologies, allowing for greater operational agility and efficiency.

The offer pillar proposes the selective development of innovative packages, according to the client's profile. Additionally, the Company intends to expand its fixed broadband offer through FTTH (Fiber To The Home) and WTTx (Wireless To The x) technologies, which will allow a selective approach with convergent offers in certain regions.

Regarding infrastructure, the Company aims to expand the 4G coverage with 700MHz, confirming its leadership in mobile ultra-broadband coverage and quality excellence. In parallel, the development of fiber network aims to broaden the fixed broadband coverage and maintain quality level required by the customers, is one of the drivers for investments targeting.

The efficiency proposal remains in the Company's strategy, based on the broad and systemic view that is predominant in the operation, which aims to generate disruptive efficiencies both in the operational and financial scope.

All 5 (five) pillars mentioned above are directly related to commitment to the customer experience. This is the main objective of the proposed structure in which the customer is the center of decision making.

4. Human Resources

TIM reinforces the commitment to zeal for its employees, so that the focus on people and the development of their abilities and capabilities are vectors of encouragement and renewal of the feeling of pride and belonging of its employees. The Company aims to stimulate creativity and confidence, and to encourage people to break the barriers of everyday life, going beyond their own limits.

TIM manages its human resources by aligning people's expectations, business needs and market conditions. In a dynamic and challenging work environment, the Company offers space and opportunities for its team to expand its horizons, develop and expand corporate and personal achievements.

4.1. People

TIM ended 2017 with 9,519 employees throughout Brazil. These employees, with their stories and knowledge, represent the intellectual capital of the Company and act as engines for the development of the business.

Approximately 70.0% of employees have completed higher education or attend university and 8.3% have postgraduate degrees. The numbers and results show that TIM has a diverse and highly qualified framework to meet the Company's challenges. The workforce is complemented by 300 trainees and 274 young apprentices.

4.2. Development and Training

TIM employees have access to innovative tools and well-structured ways to evolve within the company and to build a successful career. In line with the organizational values, they trace their careers from their own professional experiences and knowledge acquired from the company's investment. In this regard, TIM invested more than R$7 million in training and development of its employees in 2017.

To guide the careers of its employees, TIM maps and monitors individual performance to guide the activities more assertively. In addition to encouraging and providing real growth opportunities, the Company recognizes the dedication and differentiated performance of its professionals by using Performance Management.

In order to attract the best students in the market and train our future professionals, the Trainee Without Borders program brings to TIM young people with energy, determination, initiative, team spirit and, especially, interest in challenges.

4.3. Long Term Incentive Plan

The Long-Term Incentive Plan is intended to grant options for the purchase or subscription of shares of TIM Participações to employees of the Company and its subsidiaries, thereby seeking to promote the expansion, achievement and success of the corporate objectives, as well as the interests of TIM shareholders and management.

The plan consists in granting the right to purchase the Company's shares for a predetermined price during a specified period. The options are subject to a vesting period (during which the options cannot be exercised) and execution conditions (which can adjust the option price positively or negatively). As employees are able to add value to stock prices, they are able to benefit from the appreciation in the exercise of their options.

The granting of stock options or shares subscription has been made annually for 3 years and the exercise of the option of stock purchase or shares subscription will be completed gradually, up to 33% in the first year, up to 66% in the second year and 100% in the third year, counted from each of the three concessions. The term of the options is 6 years.

As approved by the Company's General Meeting, the management of the Plan is the responsibility of the Board of directors, subject to the Company's bylaws. Currently, there are two Long-term incentive plans in force in the Company, referring to the 2011-2013 and 2014-2016 cycles.

The exercise of the 2011-2013 Option plan is conditional upon the fulfillment of the shares' specific performance goals, while the exercise of the 2014-2016 Option plan is conditional upon the analysis of the performance of TIM shares compared to other market assets. The Target price is calculated by applying an adjustment to the base price of the share, increasing or reducing this amount, according to the criteria defined in each Plan.

During 2017, the Company began a restructuring process of its long-term incentive plan. Thus, as approved by the Board of Directors, and exceptionally for 2017, the long-term incentive plan will be structured as bonus, which payment is conditioned to the achievement of certain financial indicators of TIM and will be divided into two years. Following the informed restructuring process, the Company will submit to statutory board the new format of long-term incentive program for 2018 and 2019.

4.3.1. Stock Option 2011-2013 Cycle

In this Plan, the results of three acquisition periods of 2011 and 2012, 2011 concessions, and the first and second acquisition periods of 2013 have already been determined:

Plan	Options Granted	Exercised Options	Expired Options	Non-Exercised Options

2011 - 2013 Plan	8,567,765	-3,399,832	-4,067,463	1,100,470
1st Concession	2,833,595	-1,532,132	-1,301,463	0
2nd Concession	2,661,752	-896,479	-1,509,717	255,556
3rd Concession	3,072,418	-971,221	-1,256,283	844,914

4.3.2. Stock Option 2014-2016 Cycle

Plan	Options Granted	Exercised Options	Expired Options	Non-Exercised Options

2014 - 2016 Plan	8,965,119	-1,548,732	-2,921,893	4,494,494
1st Concession	1,687,686	0	-1,028,966	658,720
2nd Concession	3,355,229	-760,358	-1,493,705	1,101,166
3rd Concession	3,922,204	-788,374	-399,222	2,734,608

5. Network

Infrastructure is one of the strategic pillars of the Company and TIM reaffirms its investment commitment in 2018, seeking to offer more and better services. The recent changes in the consumption pattern as well as the increasing demand for quality requires a structured network expansion plan, supported by more robust technical analysis regarding the consumption pattern and the customers’ needs, as well as a cultural transformation.

In the scope of spectrum usage, TIM continues its refarming project, aiming at more efficiency and better performance. Regarding fiber, the Company continues with its network expansion project, to support the ultra-broadband converging network, increasing the availability of FTTH and FTTS.

As for sites, TIM plans to increase site density by using Bio Sites, which are sustainable, cheaper structures that are easier to install and with no visual impact on cities. In the context of big data, the Company is constantly evolving its analytical tools from a more complete and proactive approach, aiming at a more efficient deployment of investments.

When it comes to corporate culture, the new technologies and customer demands cause a rupture in the traditional model of telecommunications operators. In this scenario, TIM seeks to develop, motivate and engage its employees so that they can perform in a dynamic, innovative and collaborative environment, based on an agile and flexible operating model.

5.1. National Coverage

TIM's infrastructure has a national reach, covering approximately 95% of the Brazilian urban population, being present in more than 3,500 cities. The Company also has extensive data coverage, maintaining its leading position in 4G coverage in the country.

Of the R$ 4.15 billion invested in 2017, 87% were dedicated to network and information technology in order to guarantee the expansion of coverage and capacity, aiming to meet the growing data traffic. Infrastructure improvement and growth are supported by different projects, among them one can highlight the expansion of fiber optic network, densification of sites, expansion of hetnet coverage, refarming of radiofrequency and the aggregation of carriers in two or three frequencies, depending on its geographic location.

TIM maintained its leadership in 4G coverage, reaching 3,003 cities, or 91% of the country's urban population, an increase of approximately 140% in the number of cities covered compared to 2016. To support this expansion, the number of 4G sites (e-NodeB elements) grew 77%, surpassing the number of 3G sites.

This significant expansion in 4G is supported by the implementation of spectrum refarming process, which uses the 1,800MHz band and reorganizes the use of frequencies according to availability, redirecting them to the new technology (from 2G to 4G). This practice enables coverage optimization, deploying Capex more efficiently.

Additionally, TIM continues to develop its LTE network through the use of the new 700MHz frequency, which is available in 916 cities. The 700 MHz band enables greater signal reach with higher download and upload speed, as well as lower latency, providing a significant improvement in the customers' use experience. As it is a lower frequency, coverage reach can be four times greater when compared to 2,600 MHz band, and it also provides greater penetration in indoor environments.

The network expansion on several fronts allows TIM to maintain its innovative attitude and explore new technologies, such as VoLTE and WTTX. The Company was the first operator in Latin America to offer VoLTE, voice over LTE network, a technology that allows calls traditionally carried out through circuits, to evolve into IP data network, ensuring efficiency and stability. Other benefits to users includes simultaneous navigation trough 4G, reduced battery consumption and shorter connection establishment time.

The use of WTTX, Wireless-To-The-X, technology that allows the commercialization of wireless broadband via LTE network, enabled TIM to increase its portfolio of residential solutions. WTTX emerges as a quality choice to serve regions with repressed demand for broadband due to the lack of offers and to a fixed network infrastructure that is still under development. The user can navigate with stability and simple activation through a plug and play model. This service's release and expansion was only possible thanks to TIM's investments in the 4G network.

5.2. Wholesale

5.2.1. International Coverage (Roaming)

Abroad, TIM continues to expand the availability of international roaming services, covering with approximately 600 networks for voice or data use on six continents (including Antarctica), more than 200 countries. It is worth highlighting the 4G coverage available in more than 50 countries. Aiming at bringing more convenience to users, TIM has commercial agreements that offer coverage on board ships and planes for clients who travel abroad.

5.2.2. MVNO (Mobile Virtual Network Operator)

TIM innovates once again by exploring new business models, being the first and current leader in MNO (Mobile Network Operator) infrastructure for MVNOs in Brazil.  This approach allows the Company to benefit from complementary mobile service offerings for the corporate market and differentiated caring for niches of retail market, as well as offering specialized services such as M2M and IoT.

5.2.3. Wholesale Connectivity Provider

TIM has one of the largest optic fiber infrastructures in Brazil, with more than 85 thousand kilometers, of which 55 thousand are from long-distance fibers. The Company has metropolitan networks in 105 cities throughout the country, providing multiservice transportation coverage to support Mobile / Fixed Broadband and connectivity to the corporate/wholesale market.

To ensure application transparency and bandwidth scalability, TIM uses different technologies, such as Ethernet, DWDM and IP / MPLS, to supply connectivity services. The Company offers end-to-end high-speed services such as: internet access, backbone, mobile backhaul and last mile, with protection in all Brazilian capitals and following international standards, being the only operator with MEF 2.0 Certification in Brazil.

5.3. Customer Service and Quality

Company's commitment to customer experience is reflected in Anatel's quality KPIs, which are presented as a national average. In 2017, TIM maintained a solid performance, with all quality metrics (accessibility and drop in voice and data), being above the target required by the Agency. In addition, both indicators of instantaneous speed (SMP10) and average speed (SMP11) were also above the Agency's target, indicating strong resilience by the Company's network in a scenario of expressive increase in data traffic.

In addition to Anatel's official KPIs, the SpeedTest numbers (as measured by Ookla2) continue to show improvement in network quality indicators, especially regarding mobile data. The throughput (downlink and uplink) and latency indicators evolution are essential to attest the data user experience quality, especially in the current postpaid base growth scenario.

Considering the performance of LTE technology in data usage and the wide coverage and availability of the TIM 4G network - as showed by the greater number of measurements in the Brazilian market on the SpeedTest platform - TIM showed a strong adherence of its customers to this technology in 2017. In 4Q17, approximately 60% of TIM's data traffic was carried out by the 4G network.

Indeed, in a recent satisfaction survey conducted by Bridge Research3, TIM achieved significant results in 2017. In December/17, the Company ranked first in overall pure postpaid satisfaction and second in the control segment. In terms of satisfaction with the usage of the internet by the mobile internet use satisfaction, TIM had a similar outcome, occupying the first place in pure postpaid and second in control.

It is also worth mentioning that the Company continues to invest in digitization actions in order to improve customer experience and boost process efficiencies. TIM believes that the digital transformation of its services must take place on several fronts, from the sale of the line/activation, to post-sale and self-caring, billing, collection and, finally, payment.

In this way, results have been quite expressive. In 2017, the number of digital caring, that is, users seeking service through the "My TIM" app and website, doubled in relation to 2016, representing 57% of the total interactions (a growth of 22p.p. YoY). Also, digital sales doubled its participation over gross additions in 2017, while prepaid recharging by digital means grew ~4 p.p. as percentage of total recharges.

6. Operational Performance

6.1. Overview of the Brazilian Market

Following last year's dynamics, the pace of customer base reduction remains. The main causes of this movement are base cleaning actions and by the process of consolidation of multiple chips.

6.2. TIM’s Performance

In the end of 2017, TIM presented a base of 58.6 million active lines, a reduction of 7.5% compared to the previous year. Despite a solid performance in postpaid, disconnection in prepaid lines impacted negatively the total base.

In 2017, TIM reported negative net adds of 4.8 million lines, an increase of 69.8% compared to 2016. The total gross adds were down to 27.7 million in the year, a reduction of 12.0% YoY, while disconnections fell to 32.5 million lines, -5.2% YoY. Despite this result, the disconnection rate showed a slight increase +0.8 p.p. YoY, reaching 53.2%, due to lower gross adds.

The postpaid customer base amounted 17.8 million users by the end of 2017, an increase of 19.6%. The postpaid net adds showed an increase of 2.2x compared to 2016 due to: i) customers' migration from prepaid to postpaid (mainly control), ii) number portability and iii) stable disconnection rate. These results confirm the Company's strategy to retrieve its fair share in the segment and also reaffirms the good results achieved by Control plans.

As for Mobile Number Portability (MNP), TIM reached positive results in the postpaid segment in all months of the year. Since the launch of the new post-paid concept in 2Q17, TIM Black, the Company has posted consistent MNP numbers in the segment, maintaining the positive course observed in the previous year.

In the prepaid segment, TIM reaccelerated disconnection rhythm in 2017, maintaining a strict base cleaning policy. In the year, prepaid base closed with 40.8 million active lines, down 15.9%, disconnecting 7.7 million lines. This dynamic is also impacted by migrations to control segment.

Breakdown of customer base by technology:

•

The number of 4G users continues to grow and reached 27.6 million in 2017. The 63.7% growth compared to 2016 was mainly due to the users’ migration from 3G to 4G seeking a better user experience.

•

3G closed 2017 with 19.1 million users, a reduction of 35.3% compared to 2016. This decrease is in line with the migration to more modern smartphones with 4G technology, and the focus on higher value customers.

Smartphone penetration closed 2017 at 80.9% of the customer base, an increase of 8.1 p.p. compared to what was reported in 2016. This growth validates the Company's strategy to equip its customers, stimulating the penetration of data services, mainly regarding to 4G technology, as well as encouraging migration to more complete plans, which follow the 'more for more' approach.

6.3. Fixed Broadband Market

TIM Live maintained consistent growth in 2017 in the main indicators analyzed - revenue, customers, coverage and quality. Net revenue increased 44.6% YoY due to: (i) base expansion, which totaled 392 thousand customers, + 28.2% YoY and (ii) ARPU growth, up 14.3% YoY.

Looking at operational metrics, in 2017 TIM Live increased coverage (addressable households) by 53.3%, with an occupancy rate of MSANs 1.8 p.p. higher. In addition, it is important to highlight that the quality of TIM Live's services is a major market differential, with direct effects on its results of operations. Such excellence in service quality is recognized by Netflix and Estadão Newspaper. At Netflix, TIM Live led Brazil’s provider speed ranking 33 times in the last 36 months, and was the best in services category for the third time at Estadão ranking.

The use of WTTx (TIM Internet Home) technology, fixed broadband through the mobile network, is an opportunity in development. After the soft launch in 3T17, TIM ended 2017 offering WTTx in 16 cities in 12 states. Of the clients that hired the service, 83% had no access to residential internet service and 21% didn’t have Pay TV.

7. Financial Performance

To better represent financial performance and business trends, TIM normalizes some lines of its Financial Statements, eliminating the impact of non-recurring items. These movements are pointed out when required.

7.1. Operational Revenues

Net Revenues in the year 2017 advanced 3.9% YoY and totaled R$ 16,234 million. Mobile Service Revenues registered an increase of 5.1% YoY.  Throughout the year, Data & Content Revenues remained as the highlight, compensating for the negative impacts of the reduction of voice services, of the cut in the interconnection fee (MTR) and the macroeconomic scenario still in a gradual recovery process. Fixed Service Revenues increased by 4.7% YoY by the end of 2017.

The breakdown of Net Revenues and other highlights are presented below:

Service Revenues closed the year at R$ 15,474 million, an increase of 5.1% YoY, confirming the recovery trajectory. The Mobile Service Revenues (MSR) presented very similar dynamics increasing the same 5.1% YoY.

Client Generated Revenues (CGR), which consists Local Voice, Long distance Voice and Data & Content Revenues, increased by 6.5% YoY in 2017. Revenues generated by recurring offer packages increased 43.9% YoY and already represents more than 60% of the CGR.

Local Voice Revenues dropped 23.8% YoY in the year, affected by the voice-to-data migration that occurs as TIM introduces more data and content services into combined (voice + data) packages. Long Distance Voice Revenues recorded a 25.8% YoY drop in the full year, with similar dynamics as seen in the local voice revenues.

In the year, the Minutes of Use (MOU) totaled 110 minutes, which represents a 5.8% YoY decrease, an effect of change in customer profile, which migrates from voice to data.

Data & Content Revenues increased by 37.7% YoY in 2017 and represented 58.6% of MSR, due to the Company's position of offering more packages of recurring offers and content incorporated into these offers. Data & Content Revenues generated on recurring bundles offers more than doubled in the yearly comparison.

20174 BOU (bytes of use), until November, increased by nearly 95% compared to the previous year, following the data expansion allowances and due to TIM's efforts to migrate customers to 4G and boost smartphone penetration using this technology.

Interconnection Revenues decreased 21.3% YoY in 2017. The increase in incoming traffic was not enough to compensate for the effects of the decrease in the Mobile termination rate (MTR). The incidence of the MTR in the Services Revenues reached 4.3% percent in 2017. Excluding the effects of cuts in the MTR, Mobile Service Revenue would have grown 8.6%, reaching R$ 15,173 million in 2017.

Other Mobile Revenues finished 2017 with an increase of 35.0% YoY at R$ 472 million. The performance of this line follows to a great extent the dynamics of network sharing contracts and swaps that generate revenues, representing more than 50% of this line (and with correspondent costs at the Network and Interconnection group).

Mobile ARPU (Monthly Average Revenues Per User) grew 12.1% YoY in 2017 and reached R$ 20.2. ARPU's advance is explained mainly by the improvement in the base mix (more postpaid) and also by the individual growth of each segment. Prepaid ARPU has been growing for eight quarters while postpaid ARPU has been growing for the fifth consecutive quarter.

Fixed Service Revenues rose 4.7% YoY in 2017, drawn by the growth of TIM Live which improved net revenues in 44.6% YoY.  With the expansion of coverage, TIM Live starts having an increasingly expressive participation in fixed service revenues (TIM Live revenues accounted for 35% of total fixed vs. 25% in 2016).

Products Revenues decreased 15.3% YoY in the year, reflecting the drop in the number of devices sold and the lower average price. Despite the decrease, the pace of deceleration should be emphasized when compared to the variations of previous years. The penetration of smartphones at the end of 2017 reached 80.9% (compared to 72.8% in 2016).

7.2 Operational Costs and Expenses

Total Normalized Costs and Expenses remained under strict control and ended the year 2017 with a decrease of 1.0% YoY, despite the expressive growth of the postpaid base and the continuous expansion of the network. At the end of the year, the Company reached 117% of the savings goal established for the 2017 Efficiency Plan, providing an avoidance of R$ 659 million in total costs.

An analysis of the detailing of operational expenses for the year is presented below:

Normalized Personnel closed 2017 in a slight increase of 0.8% YoY. The performance of the line was affected by the impact of inflation on wages adjusted in 2Q17 (when the accumulated National consumer price index of the last 12 months was 9.62%) and higher expenses with labor contingencies, which more than offset the reduction in the employee base (9,519 in 2017 compared to 12,294 in 2016).

Commercial decreased 2.9% YoY in 2017, impacted by the decline in FISTEL expenses, prepaid recharge fees and efficiencies on advertising spending mix, as well as savings generated through the digitalization of processes. These effects more than compensated for the growth in postpaid sales commissioning expenses and other customer management expenses driven by the postpaid base expansion (billing, collection and caring).

Network and Interconnection (ITX) grew 1.4% in 2017, following the effects of the network expansion, which impacted the costs such as land rentals and infrastructure sharing (with effects on costs and revenues), as well as the impact of inflation in essential services such as power. Such expenses more than offset the structural trends of the Company, such as the drop in the interconnection fee (MTR) and lower costs with leased lines (an effect of resolution No. 639 of Anatel and fewer lines due to the Zero Leased Lines project).

Normalized General and Administrative Expenses (G&A) in 2017, increased 3.1% YoY, aligned with the increase of inflation in the period (IPCA +2.95%).

The Cost of Goods Sold (COGS) continued to reduce the pace of decline compared to previous years and retreated by 13.2% in 2017, still impacted by the decrease in the number of devices sold, -12.6% YoY, and also by the lower average selling price, (-1.7% YoY). It is important to note that the reduction in the average sales price is a result of a change in the strategy of the suppliers, who started delivering higher quality equipment at more affordable prices. The Company's device sales mix continues evolving to high-value devices, with sales volumes migrating from the prepaid segment and concentrating on postpaid and control.

Provisions for Doubtful Debts (Bad Debt) advanced 18.7% YoY, following the continuous growth in postpaid base and revenue. Despite this performance, Bad Debt remains under control as percentage of gross revenue, 1.4%.

Other Normalized Operating Expenses showed an increase of 1.3% YoY in 2017. Despite fluctuating during the year mainly due to contingencies, contribution to FUST/FUNTEL and other seasonal effects the share of this line over total OPEX was 2.9%, in line with the prior year’s performance, 2.8%.

Subscriber Acquisition Costs (SAC = subsidy + commissioning + advertising expenses) reached R$ 39.6 per gross addition in 2017, an increase of 36.7% YoY, due to higher commissioning expenses (higher postpaid mix in gross additions) and to the increase in loyalty offers (discounted device offers). Despite the increase in SAC, the SAC/ARPU ratio, which indicates the payback per client, remained at a healthy level of 2.2 months in 2017.

7.3. From EBITDA to Net Income

EBITDA

Normalized EBITDA totaled R$ 5.9 billion in 2017, an increase of 13.7% YoY. This performance was due to: (i) increase in Mobile Service Revenues with a higher contribution margin, (ii) higher Fixed Service Revenues and (iii) cost control.

Normalized EBITDA Margin ended 2017 in 36.6%, 3.2 p.p. higher than 2016 records. This performance is influenced by the change in revenue mix.

With the growth of off-net traffic, MTR costs continued do reduce MTR, and are reaching out the revenue of this interconnection type, reducing an historical exposure of the EBITDA to the interconnection system, 0.7% in 2017.

Depreciation and Amortization (D&A) / EBIT

D&A displayed a 6.0% YoY increase in 2017. Depreciation increased 4.6% YoY, mainly due to the higher number of construction works carried out. Amortization presented a 7.8% YoY increase due to greater investment in software. Normalized EBIT increased 34.0% YoY in 2017, mostly benefited by the higher EBITDA. The reported EBIT showed an increase of 35.8% YoY in 2017.

NET FINANCIAL RESULT

In 2017, the Net Financial Result was negative by R$ 498 million, result was 21.2% more negative than in 2016, explained by a non-recurring positive derivatives mark-to-market ("MTM") effect that occurred in 2016.

INCOME TAX AND SOCIAL CONTRIBUTION

Income Tax and Social Contribution line totaled R$ 201 million in 2017, a 23.5% YoY decrease compared to 2016, mainly explained by the deduction of a R$ 190 million payment of Interest on Equity in November 2017. The effective rate was 14.0% vs. 25.9% in 2016.

NET INCOME

Reported Net Income in the quarter amounted to R$ 1,235 million, up 64.5% YoY. Earnings per Share (EPS) was 0.51 versus 0.31 in the last year.

7.4. CAPEX

Capex totaled R$ 4,148 million in 2017, down 7.9% YoY, confirmed the Industrial Plan 2017-19, due to efficiency on investments (more coverage, installing more equipment and fiber, however using less resources due to better negotiated conditions). Approximately 87% of Capex was dedicated to infrastructure, mainly transportation network projects, 4G technology and IT.

7.5. Debt and Cash

Gross Debt totaled R$ 6,423 million at the end of 2017, down 22.9% YoY, including (i) leasing recognition in the total amount of R$ 1,682 million (related to the towers sale, the LT Amazonas project and other financial leasing operations); and (ii) the hedge position in the amount of R$ 48 million (reducing gross debt).

The Company's debt is concentrated in long-term contracts (77% of the total), mainly through BNDES financing. Approximately 9% of total debt is denominated in foreign currency (USD), and is fully hedged in local currency. The average debt cost excluding leasing effects was 10.5% p.y, a reduction when compared to the 12.5% p.y cost in the same period of last year. In 2017, with the aim of efficiently manage of the Company's indebtedness and cash, TIM decided to partially liquidate and prioritize higher-cost debt in the total amount of R$ 1,717 million.

At the end of 2017, the Cash and Securities position stood at R$ 3,726 million, down from R$ 5,608 million in 2017.

Main movements that affected cash and securities during 2017 are presented below:

The average cash yield income decreased to 10.2% p.y in 4Q17 compared to 14.2% p.y in 2016, excluding the FX Fund, following the Selic rate reduction.

The Net Debt/EBITDA ratio was 0.45x at the end of the year, a reduction when compared to the 0.52x registered in 2016. Net debt reached R$ 2,697 million at the end of 2017, slightly below the same period of the previous year when net debt was R$ 2,721 million.

7.6. Free Cash Flow

In 2017, the Operating Free Cash Flow (OFCF), excluding the 700Mhz license, posted a growth of R$ 1,691 million compared to 2016, as a result of EBITDA growth and CAPEX efficiency allocation, along to a positive working capital in R$ 598 million.

  7.7. Tower Sales Impacts

In 2017, TIM concluded the project under the Tower sale agreement signed in November 2014 with American Tower do Brasil (ATC). By the end of the project, 5,873 towers were sold by the total amount of R$2.65 billion, as described below:

•

First closing: On April 29, 2015, TIM transferred 4,176 towers to ATC and received approximately R$1.9 billion.

•

Second closing: On September 30, 2015 TIM transferred 1,125 towers to ATC and received approximately R$517 million.

•

Third closing: On December 16, 2015 TIM transferred 182 towers to ATC and received approximately R$84 million.

•

Fourth closing: On June 9, 2016, TIM transferred 270 towers to ATC and received approximately R$ 109 million.

•

Fifth closing: On December 20, 2016, TIM transferred 66 towers to ATC and received approximately R$24 million.

•

Sixth cloing: On June 30, 2017, TIM transferred 54 towers to the ATC and received approximately R$20 million.

The masterlease agreement (MLA) defines the leaseback of the transferred towers for a period of 20 years. According to IAS17, this transaction should be accounted for as (1) sale and (2) leaseback and after their demands, the leaseback is recorded as financial lease.

The reconciliation of the impacts on the Financial Statements and related notes for more details regarding the closings can be found in Note No. 16 of the Financial Statements.

8. Social Responsibility

TIM has social responsibility and environmental policies that guide the actions and initiatives of the Company and are based on the principles of the UN Global Compact, a voluntary agreement which TIM has been a signatory since 2008. Through this agreement, companies from all over the world are committed to ensure compliance with the ten principles relating to human rights, working conditions, environment and the fight against corruption.

As a signatory of the Global Compact, the Company is committed to cooperate with United Nations Sustainable Development Goals (SDG), a universal agenda of goals to be achieved until 2030. TIM's commitments are expressed in the Sustainability Report, disclosed annually based on the GRI5. In addition, the Company has been present for 10 years in Corporate Sustainability Index (ISE) of B3, remaining as the telecommunication company for more consecutive years in the portfolio.

Annually, the company also publishes the inventory of greenhouse gas (GHG) emissions according to the GHG Protocol methodology, and participates in the CDP, the world's largest database of corporate climate change information.

In line with the principles of its environmental and climate change management policies, TIM considers energy consumption efficiency as one of its challenges. Despite the expected increase in energy consumption, due to the expansion of the network infrastructure, the Company invests in energy efficiency actions, like the RAN Sharing agreements, a model for network infrastructure sharing with other operators.

In addition, TIM uses Biosites in its network expansion, structures with significant reduction in visual impact that contribute to harmonization with the environment and with urban infrastructure. The multifunctionality of the structure can contribute beyond the transmission of telecommunications, including lighting and surveillance cameras. By the end of 2017, TIM reached a total of 528 active Biosites.

TIM also seeks constant improvement in its environmental management system. In 2017, the Company maintained important certifications of "management and operations on the TIM Celular network", demonstrating its commitment to efficiency and to performance objectives, which go beyond the level required by current legislation, through international excellence quality models based on ISO 9001 (national certification) and ISO 14001 (regional certification in the States of Rio de Janeiro, Espírito Santo and São Paulo).

Since 2000, TIM holds a certificate for its quality management system and since 2010 certified its environmental management system, being the first mobile operator in Brazil to receive this certification6. In 2018, the Company plans to expand its environmental certification to other areas and maintain the preparatory activities to obtain the certification for its occupational safety and health management system, based on the OHSAS 18001, and for information security, based on the ISO 27001.

TIM also recognizes that companies have an important role to play when it comes to public education and collective well-being in Brazil. Therefore, in 2013, the Instituto TIM (www.institutotim.org.br) was founded with the mission to develop resources and strategies for the democratization of science, technology and innovation, through mathematical and scientific education projects for children and youth, and through the development of free technologies that contribute to the implementation of public policies.

In partnership with several federal institutions (MCTIC/CNPq, MEC, MinC) and about 70 Departments of Education, Culture and Planning all over the country, the actions of Instituto TIM have already reached approximately 500 municipalities in all 26 states and in the Federal District, benefiting more than 700,000 people, among them 500,000 students and 16 thousand teachers.

In 2017, the Instituto TIM, within Unicef (United Nations Children's Fund) and other partners, released the School Active Search platform (www.buscaativaescolar.org.br), which contributes to fight school exclusion. So far, more than 450 municipalities have adopted the solution.

The year of 2017 was also marked by the availability of Cultural Maps as SaaS ("software as a service") by the Ministry of Culture, facilitating the adhesion of municipalities and states to the platform developed by the Instituto TIM, which aims to map and monitor the management of the country's culture. Overall, about 30 Cultural Maps facilities have already been installed.

The 3rd edition of the Academic Working Capital, Instituto TIM's entrepreneurial education program, supported more than 20 technological projects of university students, which culminated in products presented in an Investment Fair to investors of the startup market. Also regarding entrepreneurship education, it is important to highlight the release of three new courses on this subject in the TIM Tec platform (cursos.timtec.com.br).

Additionally, in 2017 the Instituto TIM has renewed its partnership with the Instituto Nacional de Matemática Pura e Aplicada (IMPA) in order to grant scholarships for medallists from the Brazilian Mathematics Olympiad of Public Schools (OBMEP).

The Company also has a private social investment policy, which defines the strategic guidelines, criteria and responsibilities of the functions involved in TIM and the Instituto TIM, ensuring that there is planning, solidity and transparency in the transfer of resources to social projects.

Social investment initiatives include donations, projects developed by the Instituto TIM and sponsorships. In 2017 more than R$ 5 million were invested in social benefits, as detailed in the table below:

Private Social Investment 2017 (R$'000)
Donations	230
Instituto TIM Projects	3,855
Education	1,713
Applications	506
Work	849
Inclusion	257
Other	530
Initiatives in the Community¹	1,063
Sports sponsorships	809
Cultural sponsorships	134
Other	120
Total	5,148
¹ Tax incentives are included in the total amount invested in this category and represent approximately 13% of the investment in Initiatives in the Community.

9. Corporate Governance

9.1. The Unique Telecom Company in Novo Mercado

On August 3rd, 2011, TIM joined the "Novo Mercado", segment that concentrates companies committed to the best corporate governance practices.

The migration to Novo Mercado resulted in benefits for all shareholders. The rules required, aligned with best corporate governance practices of markets such as United States and Europe, promote greater liquidity and valuation of shares, allowing broader access to international markets, in addition to promoting the strengthening of the institutional image and the increase of confidence in the Company.

Additionally, TIM belongs to the select group of companies that make up the portfolios of the Corporate Governance Index (IGC), the Stock Index with Differentiated Tag Along of B3 (ITAG) and also of the Corporate Sustainability Index (ISE), made of companies that committed to manage risks deriving from economic, environmental and social developments.

9.2. Corporate Governance at TIM

TIM Participações is a public-held Company, managed by the Board of Directors and an Executive Board and supervised by a Fiscal Council and a Statutory Audit Committee.

The duties and responsibilities of the Board of Directors, the Executive Board, the Fiscal Council and the Statutory Audit Committee are determined by Brazilian law, the Company's Bylaws, the Novo Mercado Listing Regulation, the Internal Rules of the Board of Directors, the Internal Rules of the Fiscal Council and the Internal Rules of the Statutory Audit Committee.

As active members and responsible for the community in which they operate, the Company and its managers must guide their actions driven by legality and ethics, based on three fundamental principles: transparency, honesty and loyalty.

In conducting its business, guided, in addition to ethics and loyalty, good faith, the Company seeks to: (i) act with transparency in business, (ii) promote fair competition; (iii) competitive excellence in the market; (iv) serve the welfare and growth of community in which it operates; (v) enhance their human resources; and (vi) promote sustainable development.

9.3. Disclosure Policy

In 2002, TIM Participações adopted a Disclosure/Negotiation Policy and Differentiation of Corporate Governance from NYSE, which the Company's management adhered by signing the term of acceptance. As part of this policy, a code of conduct was established to be followed by all employees with access to privileged information and restrictions were imposed on negotiations with the Company's shares in certain periods.

The Company's Disclosure Policy provides the possibility of use the Portal Agência Estado, which can be accessed through the link: http://economia.estadao.com.br/fatos-relevantes/, pursuant to CVM instruction nº 547/2014, which allowed the disclosure of material facts in free access news portals.

9.4. Board of Directors

The Board of Directors (CDA) comprises at least 5 (five) and at most 19 (nineteen) members, with a two-year tenure, and reelection allowed. Currently, the Board of Directors comprises 10 (ten) members, from which three (3) members are independent. In 2017 the CDA met 14 (fourteen) times in the exercise of its functions.

All decisions taken by the Board of Directors are recorded in minutes, published and placed in the Board of Directors’ minute books, archived in the Company's headquarters.

The Board meets ordinarily once a quarter and extraordinarily upon a call made by its Chairman, or by any two board Members, or by the Company's Chief Executive Officer. The Chairman of the Board may invite any member of the Executive Board, other executives of the Company and also third parties who may contribute opinions or recommendations related to the matters to be deliberated. Those invited to attend meetings of the Board shall not have right of vote.

The Board of Directors has two (2) advisory committees, the Compensation Committee and the Control and Risks Committee, and one or more members may participate in both Committees simultaneously. The Board of Directors has also an advisory and instruction agency directly linked, the Statutory Audit Committee.

9.5. Executive Board

The Executive Board is the representative and executive management body of the Company, comprising at least two (2) and at most twelve (12) executive officers, elected by the Board of Directors for a two-year tenure, reelection allowed. They may be dismissed by the same agency at any time. Currently, the Company's Executive Board has 7 (seven) members.

9.6. Fiscal Council

The Fiscal Council (CF) is the supervisory body for the acts of the Company's management and information to shareholders, and it must function permanently. The Fiscal Council is composed of at least 3 (three) and at most 5 (five) effective members, all independent professionals recognized by the market, who have no other ties with the Company, each with a respective alternate, whether shareholders or not, elected by the General Meeting. Currently, the Company's Fiscal Council is composed of three (3) members. In 2017 the CF met five (5) times in the exercise of its functions.

9.7. Statutory Audit Committee

The Statutory Audit Committee (CAE) is a collegiate agency of advice and instruction directly linked to the Board of Directors, comprising at least three (3) and at most five (5) members, all independent. Currently, the CAE has 3 (three) members.

The CAE aims to supervise the quality and integrity of financial reports, adherence to legal, regulatory and statutory standards, the adequacy of processes related to risk management and the activities of both internal and independent auditors, as well as to supervise and evaluate the signing of contracts of any type between the Company or its subsidiaries, on one side, and the controlling shareholder or its associated, colligated companies, which are subject to common control or parent company, or that otherwise constitute Company related parties, on the other side. Besides its ordinary attributions, the CAE also performs the function of the Company's Audit Committee, in accordance with the provisions of the Sarbanes Oxley Act, to which the Company is subject because it is registered in the US Securities and Exchange Commission – SEC. In 2017 the CAE met 20 (twenty) times in the exercise of its functions.

The CAE members analyzed the Financial Statements together with the Independent Auditor's Report and the Annual Management Report for the fiscal year ended on December 31, 2017 ("Annual Financial Statements for 2017"). Considering the information provided by the Company's Executive Board and the external audit of BDO RCS Auditores Independentes, as well as the proposal for allocation of the results for the year 2017, the CAE assessed that this information and documents adequately reflect, in all relevant respects, the patrimonial and financial positions of the Company and its subsidiaries. For this reason, they unanimously recommend the approval of the aforementioned documents by the Company's Board of Directors for referral to the Annual General Meeting, pursuant to the Brazilian Corporate Law.

9.8. Control and Risks Committee

The Control and Risks Committee (CCR) is a collegiate advisory agency directly linked to the Board of Directors, and should consist of a maximum of 05 (five) members of the Company's Board of Directors, of which 02 (two) members must be independent. Currently the CCR has 5 (three) members, 2 (two) of them independent. Throughout 2017 the CRC met 10 (ten) times in the exercise of its functions.

9.9. Compensation Committee

The Compensation Committee (CR) is a collegiate advisory agency directly linked to the Board of Directors, and must comprise 3 (three) members of the Company's Board of Directors. Throughout 2017, the CR met 5 (five) times in the exercise of its functions.

9.10. Shareholder Structure

The Company ended 2017 with share capital in the amount of R$ 9,913,414,421.74, represented by 2,421,032,479 common shares. TIM Brasil Serviços e Participações S.A. holds share control of TIM Participações with 67% of the shares.

9.11. Corporate Reorganization

In July 2017, the Company disclosed to the market a Material Fact regarding the corporate reorganization project ("Reorganization") of its subsidiaries TIM Celular SA ("TIM Celular") and Intelig Telecomunicações Ltda. ("Intelig"), through the incorporation of TIM Celular by Intelig. Continuing the aforementioned project, Intelig was transformed into a privately held stock company, and its corporate name changed to TIM S.A. in September 2017.

The Reorganization, which is expected to be completed in 2018, after due corporate approval, aims to capture operational and financial synergies through the implementation of a more efficient process structure, as well as accounting and internal control systems.

In addition to taking advantage of operational and financial efficiencies, the Reorganization will allow the unified commercial management of the several services provided by the Company's subsidiaries and will provide a more efficient and quicker response to market needs through the development of new services and integrated offers, ensuring a better strategic positioning and competitiveness, as well as a better experience for its clients in the use of services provided.

9.12. Dividend Policy

According to the Bylaws, the Company must distribute as mandatory dividend, for each fiscal year ended on December 31, as long as there are amounts available for distribution, the amount equivalent to 25% of adjusted net income.

It is mandatory to maintain a legal reserve, to which the Company must allocate 5% of the net income of each fiscal year, until the value of this reserve is equivalent to 20% of the capital.

The distribution of annual dividends is resolved by the Annual General Meeting.

9.13. Sarbanes-Oxley Act and Internal Controls on Financial Report

According to Section 404 of the Sarbanes-Oxley Act of 2002, the Management must evaluate the effectiveness of the Company's internal control over the financial report at the end of each fiscal year.

The Management is responsible for establish and maintain adequate internal control under the financial report (as defined in the Exchange Act Rules 13a-15(f) and 15d-15(f)). The Company's internal control system was created to provide reasonable assurance regarding the integrity and reliability of the disclosed Financial Statements, in accordance with the generally accepted accounting principles.

All internal control systems, even if well designed, have inherent limitations and can provide only moderate assurance that the objectives of the control system are met.

In the creation of this evaluation, the Company used the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in the "Integrated Internal Control Framework." These criteria are in the areas of control environment, risk assessment, control activities, information, communication and monitoring.

The Management assessed the effectiveness of internal controls over financial reports based on the criteria established by the Committee of Sponsoring Organizations within the Framework of the Treadway Commission and concluded that it was effective and did not present material deficiencies. In parallel, PricewaterhouseCoopers, an independent audit firm, will issue an opinion in April 2018 on the effectiveness of the internal controls of the fiscal year 2017 Financial Statements.

TIM Participações has been evaluated since 2006 when this requirement was created for companies listed on the New York Stock Exchange and is proof of its commitment to the highest levels of corporate governance.

9.14. Subsequent Events

At the end of 2017, the Company presented adjusted net income of R$ 1,060 million, being due, under the terms of its Bylaws, a minimum distribution of 25%. The total gross amount proposed for distribution for the fiscal year 2017 will be R$ 293 million, and the total net value to be distributed is R$ 265 million, which represents R$ 0.11 per common share and R$ 0.55 per ADR (1 ON = 5 ADR).

It is important to highlight that in November 2017 the Company distributed the amount of R$ 162 million, R$ 190 million in gross amount, as interest on own capital. The proposed complementary distribution will be in the form of dividends, in the amount of R$ 103 million.

The proposed allocation of the result was presented to the Board of Directors and will be submitted for approval at the Annual General Meeting, scheduled for April 2018.

10. Capital Market

The common shares of TIM Participações are traded on the São Paulo Stock Exchange (B3) under the TIMP3 code and the ADRs, American Depositary Receipts, on the New York Stock Exchange (NYSE), under the TSU code.

The São Paulo Stock Exchange Index (Ibovespa) closed 2017 at 76,402 points, accumulating a 26.9% increase when compared to the previous year, and a market cap of R$ 2.4 trillion.

The Company ended 2017 with its common shares quoted at R$ 13.10 at B3, accumulating a significant increase of 67.3%, while the ADRs, at NYSE, reached a price of US$ 19.31, an increase of 63.6% in the year.  In terms of market cap, TIM closed the year valued at R$ 31.7 billion or US$ 9.4 billion.

Final Considerations

TIM Participações S.A., with the permanent objective of maintaining a continuous, balanced and sustainable growth, thanks its customers for their loyalty and reiterates the commitment to tirelessly seek mechanisms to return the preference through quality and a differentiated service. Acknowledgements also extend to the commercial partners, suppliers and financial institutions, for their support and trust, and especially to the employees, without whom the objectives would not have been achieved and, finally, to the shareholders, for the support and trust in the management of the business.

The Management

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

As of December 31, 2017

(in thousands of Reais, except when indicated otherwise)

1. Operations

1.a Corporate Structure

TIM Participações S.A. (“TIM Participações” and/or “Company”) is a publicly-held corporation based in the city of Rio de Janeiro, State of Rio de Janeiro, and a subsidiary of TIM Brasil Serviços e Participações S.A. (“TIM Brasil”). TIM Brasil is a subsidiary of the Telecom Italia Group and holds 66.58% of the capital of TIM Participações as of December 31, 2017, (66.58% as of December 31, 2016). The Company’s and its subsidiaries (“Group”) main purpose is to control companies providing telecommunications services, including personal mobile telecom services and others, in their licensed areas. The services provided by TIM Participações’ subsidiaries are regulated by the Agência Nacional de Telecomunicações (“Anatel”).

The Company’s shares are traded on B3 (formerly BM&F/Bovespa). Additionally, TIM Participações trades its Level II American Depositary Receipts (ADRs) on the New York Stock Exchange (NYSE) – USA. Accordingly, the Company is subject to the rules of the Brazilian Securities Commission (Comissão de Valores Mobiliários or “CVM”) and the U.S. Securities and Exchange Commission (“SEC”). In accordance with good market practice, TIM Participações adopts the practice of simultaneously releasing its financial information in Reais in both markets, in Portuguese and English.

Corporate Reorganization

On July 25, 2017, the meeting of the Board of Directors of the Company approved the corporate restructuring of the subsidiaries TIM Celular S.A. and Intelig Telecomunicações Ltda. (“Intelig”) through the takeover of TIM Celular by Intelig. On September 6, 2017, the corporate act for transformation of Intelig into a closely-held joint stock company was annotated, and its corporate name was changed to TIM S.A. in the first phase of the restructuring project. The corporate reorganization is expected to take place in 2018, which may have an impact on the financial statements of the Company as a result of a potential registration of deferred income tax and social contribution asset  on tax losses carryforward and negative base of social contribution generated by TIM S.A., as presented in note 10.

Direct subsidiaries

(a)

TIM Celular S.A. (“TIM Celular”)

The Company holds 100% of TIM Celular´s shares of capital stock. This subsidiary provides Landline Telephone Services (“STFC”) - Domestic Long Distance and International Long Distance voice services, Personal Mobile Service (“SMP”) and Multimedia Communication Service (“SCM”) in all Brazilian states and in the Federal District.

(b)

TIM S.A. (formerly called “Intelig”)

The Company also holds 100% of TIM S.A.’s shares of capital stock. This company provides STFC – Local voices services and SCM services in all Brazilian states and in the Federal District.

2.

Basis for preparation and disclosure of the financial statements

The individual and consolidated financial statements have been prepared according to the accounting practices adopted in Brazil, which include the pronouncements issued by the Accounting Pronouncements Committee (CPC) and the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) , and they provide all material information required for such financial statements, and only this information, which is consistent with that used by Management.

The significant accounting policies applied in the preparation of the se financial statements are described below and/or presented in their relevant notes. These policies were consistently applied in the periods/years presented, unless otherwise indicated.

a.

General preparation and disclosure criteria

The financial statements were prepared taking into account the historical cost as the base value and financial assets and liabilities (including derivative financial instruments) measured at fair value.

The individual and consolidated financial statements have been prepared in accordance with the accounting practices adopted in Brazil and issued by the Accounting Pronouncements Committee (CPC) and in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). As the Brazilian accounting practices applicable to the individual financial statements, since 2014, do not differ from IFRS applicable to separate financial statements, as now it permits the application of the equity method in subsidiaries, affiliates and joint ventures on separate financial statements, they are also in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). These individual financial statements are presented along with the consolidated financial statements.

Assets and liabilities are reported according to their degree of liquidity and collectability. They are reported as current when they are likely to be realized or settled over the next 12 months. Otherwise, they are recorded as non-current. The only exception to this procedure involves deferred income tax and social contribution balances, both assets and liabilities that are totally classified in long term.

The presentation of Statement of Value Added (Demonstração do Valor Adicionado – “DVA”), individual and consolidated, is required by the Brazilian Corporate Law and accounting practices adopted in Brazil applicable to listed companies. The DVA has been prepared in accordance with the criteria defined in Technical Pronouncement CPC 09 – “Statement of Value Added”. The IFRS do not require the presentation of this statement. As a consequence, according to the IFRS, is presented as supplementary information, without affecting the understanding of the financial statements.

b.

Functional currency and presentation currency

The presentation currency for the financial statements is the Real (R$), which is also the functional currency for all the companies consolidated in th ese financial statements ..

Transactions in foreign currency are recognized at the exchange rate on the date of the transaction. M onetary items in foreign currency are converted into Reais at the exchange rate on the date of the balance sheet as informed by the Central Bank of Brazil. Exchange gains and losses linked to these items are recorded in the statement of income.

c.

Segment information

Operating segments are the entity ’ s components that develop business activities from which revenues can be obtained and expenses incurred. Their operating results are regularly reviewed by the entity ’ s chief operating decision maker, in order to make decisions on the allocation of resources and to assess the performance of each segment. For a segment to exist, it must have separate financial information available.

The Company’s chief operating decision maker, responsible for allocating resources and for periodic performance evaluation, is the Executive Board. The Executive Board and the Board of Directors are jointly responsible for making strategic decisions and for managing the Group.

The Group’s strategy is to optimize the consolidated results of TIM Participações. This strategy includes optimizing the operations of each group company, in addition to taking advantage of the synergies generated among them. Notwithstanding the various business activities, the decision makers see the Group as a single business segment and do not take into account specific strategies intended for a particular service line. All decisions on strategic, financial, purchasing, investment and fund investment planning are made on a consolidated basis .. The aim is to maximize the consolidated result obtained by exploring the SMP, STFC and SCM licenses.

d.

Consolidation procedures

Subsidiaries are all entities in which the Group holds the control. The Group controls an entity when it is liable or has rights to variable returns from its involvement with the subsidiaries and has the ability to affect those returns through its power over the investee. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. The consolidation is discontinued from the date that the Group loses the control over that entity.

The purchase accounting method is used for recording the acquisition of subsidiaries by the Group. The acquisition cost is measured as the fair value of assets offered, equity instruments (e.g. shares) issued and liabilities incurred or assumed by the acquirer at the date when control is exchanged. Identifiable assets acquired, contingencies and liabilities assumed in a business combination are initially measured at their fair value at the acquisition date, irrespective of the proportion of any minority interest. The excess of the acquisition cost over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of net assets of the subsidiary acquired, the difference is recognized directly in the statement of income as revenue, after a review of the concepts and calculations applied.

Transactions between Group companies, as well as balances and unrealized gains and losses in these transactions, are eliminated. Accounting policies of subsidiaries have been adjusted to ensure consistency with the accounting policies adopted by TIM Participações. The date of the financial statements used in the consolidation is the same for all Group companies.

e.

Approval of the financial statements

Th e financial statements were approved by the Company ’ s Board of Directors on February 5 , 201 8 ..

f.

New standards, changes and interpretations of standards not yet in force

The following new standards were issued by the Accounting Pronouncements Committee (CPC) and the International Accounting Standards Board ( IASB ) , but they are not in force for the year ended December 31 , 2017. The early adoption of these standards, although encouraged by IASB, was not allowed in Brazil by CVM, based on a pronouncement of the CPC ..

IFRS 9/CPC 48 - Financial instruments

In July 2014, the International Accounting Standards Board (IASB) issued the final version of IFRS 9, which replaced IAS 39/CPC 38 and all previous versions of IFRS 9. This standard is applicable to years beginning on or after January 1, 2018. On December 22, 2016, the CVM approved accounting and technical pronouncement CPC 48 , which is equivalent to IFRS 9.

This standard is applicable to financial assets and liabilities, and covers issues relating to the classification, measurement, impairment, and derecognition of financial assets and liabilities, as well as hedge qualification and accounting criteria.

With regard to classification, this standard requires that entities classify their financial assets as measured at amortized cost, at fair value through other comprehensive income, or at fair value through profit or loss , based on the assessment of the following assumptions:

(i)

Business model of the entity regarding the management of financial assets; and

(ii)

Characteristics of the contractual cash flow of the financial asset.

Regarding the classification of financial liabilities, this standard substantially maintains the requirements set forth in IAS 39/CPC 39, according to which entities must classify most financial liabilities as measured subsequently at amortized cost, except for derivative financial instruments, financial guarantee agreements, and commitments to grant loans at interest rates that are lower than those used on the market, among others.

Regarding impairment, the new standard establishes the recognition of expected credit loss, according to which the entities must recognize a provision for expected losses in financial assets measured at amortized cost.

The Company believes that the principal impacts of the adoption of the new standards relate to: (i) the documentation of the business model of financial assets, which may give rise to changes in the measurement and classification of financial assets in three possible categories; and (ii) the new model for calculation of impairment of financial assets, particularly regarding trade accounts receivable, which, in some cases, will result in the early recognition of these losses at the initial measurement.

The Company has not yet determined the quantitative impacts of the new standard. However, given the complexity of estimates and the quantity of information required to determine this amount , it understands that the current estimates are not reasonably precise to be disclosed.

IFRS 15 / CPC 47 – Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, which replaced IAS 18/CPC 30. This standard is applicable to years beginning on or after January 1, 2018. On December 22, 2016, the CVM approved accounting and technical pronouncement CPC 47 , which is equivalent to IFRS 15.

IFRS15 (CPC47) provides for the principles to be used by entities regarding the disclosure of useful information to users of the financial statements regarding the nature, amount, period and uncertainty of revenues and cash flows originated from contracts with customers. The basic principle of this pronouncement is that the entity must recognize revenues from the transfer of goods or services promised to customers in an amount that reflects the consideration that the c ompany expects to receive in exchange for these goods or services. By applying this pronouncement, the entity must take into ac count the terms of the contracts , and all material facts and circumstances.

In accordance with this standard, the entities must apply this pronouncement using one of the following methods:

(i)

Retrospectively to each previous period presented in accordance with IAS 8 / CPC 23 ( Accounting Policies, Changes in Estimates and Correction of Errors), subject to the practices provided for in this standard; or

(ii)

Retrospectively, with the cumulative effect of the initial ap plication of this pronouncement being recognized on the date of the initial application (“cumulative catch up”) ..

The Company decided to adopt IFRS15 (CPC47) retrospectively, with the cumulative effect of the initial application being recognized on the date of the initial application, or January 1, 2018. Accordingly, as provided for in this standard, the Company will record the cumulative effect on the date of the initial application of the standard as an adjustment to the initial balance of retained earnings (or other component of shareholders ’ equity, as appropriate). In accordance with this transition method, the entity will use this pronouncement retrospectively only for contracts that are still in force as of the date of the initial application ..

Currently, the Company offers commercial packages that basically combine equipment or mobile devices to fixed or mobile telephony services, while the revenues from services are recognized separately, in accordance with their nature and based on their relevant fair values.

Identification of contracts

The Company performed a comprehensive review of the commercial offers in force, in order to identify the principal contractual clauses and other contractual elements that may be significant regarding the adoption of the new accounting standard.

Identification of performance obligations

Upon adoption an d effectiveness of the contract , the entity must assess the goods or services that were contractually promised to the customer, identifying as a “ performance obligation ” each commitment made to customers regarding the transfer the following items:

(i)

Distinct goods or services (or group of goods or services), or

(ii)

Distinct goods or services that are substantially the same, and that can be transferred to customers using the same transfer standards.

Goods or services promised to customers are deemed “ distinct ” when the following criteria are fulfilled:

(a)

Customers are able to benefit from the good or service, whether separately, or jointly with other resources that are readily available to them (that is, the good or service is able to be “ distinct ” ); and

(b)

The entity ’ s promise to transfer the good or service to customers can be separated from other commitments undertaken in the contract (that is, the commitment to transfer the good or service is “ distinct ” within the context of the contract).

Upon reviewing its contracts, the Company verified the existence of basically two performance obligations: (i) sale and/or rent of equipment or mobile devices; and (ii) provision of fixed or mobile telephony, and broadband (Internet) services.   Accordingly, the Company will recognize revenues when, or to the extent that, it satisfies the performance obligations by transferring the goods or services that were promised to the customer.   An asset will be deemed as “ transferred ” when, or to the extent that, the customer obtains the control of the asset.

Allocation of price to performance obligation

The entity must take into account the contractual provisions, as well as its usual business practices, to determine the price of a transaction. The “ transaction price ” is the consideration that the entity is entitled to receive in exchange for the goods or services promised to the customer, which may include both, fixed or variable amounts.

T he company must allocate the transaction price to each performance obligation (distinct good or service) at an amount that reflects the consideration that the company expects to receive in exchange for the transfer of the goods or services promised to the customer, while the transaction price will be proportionally allocated to each performance obligation identified in the contract, based on the individual sale price of each good or service.

The standalone selling price is still being defined by the Company, and it can be based on regulate d prices; a price list that considers costs plus margin, and the individual sale price o f the Company or the market; or the contract price, which would be similar to that provided for in contracts with similar conditions.

Thus, the adoption of the new revenue standard will result in the early recognition of revenues from sales of equipment and/or mobile devices, which are usually recognized upon transfer of control to the customer , basically due to the allocation of discounts across the performance obligations in the sale of plans that include services, plus equipment/devices .. The difference between the book value of sales of the equipment and/or mobile devices, and the amount received from the customer will be recorded as a contractual asset and/or liability at the beginning of the contract. Revenues from telephony services, in turn, will be recognized in income at their book value, upon allocation of the transaction price, and to the extent that services are provided on a monthly basis.

Cost of obtaining the contract

The entity must recognize in assets the incremental costs for obtaining the contract if the entity expects to recover such costs.   “ Incremental costs ” are those incurred by the enti ty to obtain a contract, but which would not be incur red if the company had not obtained the contract.

Th erefore , these amounts will be recognized in assets and, subsequently, in income, in accordance with the transfer, to the customer, of the goods or services to which the asset refers. Also, the Company will recognize impairment loss in income, to the extent that the book value of the recognized asset exceeds the amount remaining from the consideration that the Company expects to receive in exchange for the goods or services relating to the asset.

Financial impact

The Company has not yet determined the financial impact of the application of the new accounting standard. However, given the volume of information required to ascertain the quantitative impact thereof, it believes that the current estimate is not sufficiently reasonable to be disclosed.   However, as observed so far , the Company expects an increase in revenues from the sale of equipment and mobile devices, as well as a greater de ferral of incremental costs regarding customers ’ acquisitions. Such effects are expected to:

(i)

Increase the income regarding the periods compared ; and

(ii)

Result in the recognition of contractual assets and/or liabilities, increasing the reserves as of January 1, 2018.

With regard to the principal lines of revenues , the effects are as follows:

Post-paid, Control and Corporate Plans: as per the current accounting practice, the recognition of revenues from devices is based on the amount received upon delivery of devices to customers. In some cases, the devices may be supplied with significant discounts, based on sales policies.   In accordance with IFRS15/CPC47, an additional portion of revenues will be allocated to revenues from devices a t the beginning of the contract , and this amount will be calculated based on the individual sale price provided for in the contract , regardless of the amount paid. The additional allocation corresponds to an increase in revenues from products, and a reduction in revenues from services.   The difference between the amount of revenues and the initial amount of revenues from products will be recognized in contractual assets, which will be allocated to revenues from services during the period of the contract.

The contractual asset is expected to maintain similar levels over time, since old contracts will be terminated and new contracts will be added to the base. These are the most important qualitative impacts for the Company and its subsidiaries upon adoption of IFRS 15 /CPC 47.

IFRS 16 / CPC 06 (R2) – Leases

In July 2014, IASB issued IFRS 16, which replaced IAS 17 and refers to annual periods beginning on or after January 1, 2019. CVM has not yet approved accounting and technical pronouncement CPC 06 (R2) , which is equivalent to IFRS 16.

The new standard establishes the principles regarding the recognition, measurement, repo rting and disclosure of leases, and requires the recognition by lessees of assets and liabilities arising from lease agreements, except for short-term contracts, that is, with a term of 12 months or less, or contracts in which the value of underlying assets is low. In accordance to this standard, lessees must apply this pronouncement to lease agreements in two ways:

(i)

Retrospectively to each previous period presented in accordance with IAS 8/CPC 23 (Accounting Policies, Changes in Estimates and Correction of Errors); or

(ii)

Retrospectively, with cumulative effect of the initial application of this pronouncement, recognized on the date of the initial application.

The Company decided to adopt IFRS16 (CPC 06 (R2) retrospectively, while the cumulative effect of the initial application is recognized on the date of the initial application, that is, January 1, 2019.

The Company has a significative number of lease agreements in which it is the lessee. Curren tly, part of these contracts is recognized as operating leases, and th eir payments are recorded on a straight-line basis throughout the period of the contract.

The Company is currently analyzing its lease agreements, as well as their financial impact s , and it expects a significant increase in total assets and liabilities on the initial adoption of the standard , due to the recognition of the rights to use “ leased ” assets and the liabilities from lease, respectively.

The addition of liabilities from lease due to the recognition of rights to the use of assets results in the corresponding increase of net debt, while depreciation and interest expenses are recognized in the statement of income, replacing operating lease expenses ( “ rent ” ). This accounting treatment will result in a positive impact on EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization), with a corresponding increase in net cash from operations reported in the cash flow.

The accounting effects will be examined as part of the implementation of IFRS 16/CPC 06 (R2). However, as a result of the volume of contracts and information required to determine the quantitative impact, the Company believes that the current estimate is not reasonably precise to be disclosed. Regarding the qualitative aspects, the principal transactions to be impacted by the new standard include: rental of vehicles, rental of stores and kiosks, rental of site and sharing of infrastructure.

There are no other present IFRS standards or IFRIC interpretations not yet in force that could have a significant impact on the financial statements of the Group.

Estimates and critical judgment in the application of the Company’s accounting policies

Accounting estimates and judgments are continuously reassessed. They are based on Company´s historical experience and other factors, such as expectations of future events, considering the circumstances presented as of the date of the financial statements.

By definition, the accounting estimates resulting from such assumptions rarely equal the actual outcome. The estimates and assumptions that present significant risk with probability to cause relevant adjustments in the book values of assets and liabilities for the next fiscal years, are shown below:

 (a)

Impairment losses of non-financial assets

Losses from impairment take place when the book value of assets or cash generating unit exceeds the respective recoverable value, which is considered as the fair value less costs to sell, or the value in use, whichever is greater. The calculation of fair value less costs to sell is based on information available from sale transactions involving similar assets or market prices less additional costs that would be incurred to dispose of those assets. The value in use is based on the discounted cash flow model. Cash flows derive from the Company’s business plan. Since this is an ongoing business, as from the fifth projection year a perpetuity of nominal growth of cash flows was estimated (note 15).

Any reorganization activities to which the Company has not committed itself on the financial statements disclosure date or any material future investments aimed at improving the asset base of the cash generating unit being tested are excluded for the purposes of the impairment test.

The recoverable value is sensitive to the discount rates used in the discounted cash flow method, as well as to the expected future cash receivables and the growth rate of revenue and expenses used for extrapolation purposes. Adverse economic conditions may lead to significant changes in these assumptions.

The main non-financial assets valued this way were goodwill based on future profitability recorded by the Company (note 15).

 (b)

Income tax and social contribution (current and deferred)

Income tax and social contribution (current and deferred) are calculated in accordance with interpretations of the legislation currently in force. This process normally includes complex estimates in order to define the taxable income and temporary differences. In particular, deferred tax assets on income tax and social contribution losses and temporary differences are recognized to the extent that it is probable that future taxable income will be available and can be offset. The measurement of recoverability of deferred income tax and social contribution losses carry forward and of temporary differences takes into account estimates of taxable income (note 10).

(c)

Provision for legal and administrative proceedings

Legal and administrative proceedings are analyzed by the Company’s Management and internal and external legal advisors. The Company’s reviews take into account factors such as the hierarchy of laws, case law available, recent court decisions, their relevance in the legal order, as well as payment history. Such reviews involve Management’s judgment (note 24).

(d)

Fair value of derivatives and other financial instruments

Financial instruments presented at fair value in the balance sheet are measured using evaluation techniques that considers observable data or observable data derived from the market (note 38).

(e)

Unbilled revenues

Considering that some billing cut-off dates occur at intermediate dates within the months, at the end of each month there are revenues already earned by the Company but not effectively billed to the customers. These unbilled revenues are recorded based on estimates which take into account data of usage, number of days since the last billing date, among other factors (note 28).

Cash and cash equivalents

These are financial assets classified as loans and receivables, being accounted at the amortized cost through the effective interest rate method. The Company’s Management determines the classification of its financial assets upon their initial recognition.

	Parent Company		Consolidated
	2017	2016	2017	2016

Cash and banks	267	242	40,283	92,860
Unrestrictedly available financial investments:
CDB/Repurchases	28,102	8,351	2,920,435	5,035,326

	28,369	8,593	2,960,718	5,128,186

Bank Deposit Certificates (“CDBs”) and Repurchases are nominative securities issued by banks and sold to the public as a means of raising funds. Such securities can be traded during the contracted period, at any time, without any significant loss of value and are used to repay short-term obligations of the Company.

The annual average return of the Company’s investments regarding CBD´s and Repurchases is 100.92% (101.10% as of December 31, 2016) of the Interbank Deposit Certificate - CDI rate.

Marketable Securities

	Consolidated
	2017	2016
Foreign exchange fund	-	479,953
FUNCINE (3)	2,997
FIC: (1)
Government Securities	284,075	-
Repo Transactions (2)	236,095	-
Financial Bill	161,789	-
Other	83,655	-
	768,611	479,953
Current portion
Non-current portion	(765,614)	(479,953)
	2,997	-

(1) In August 2017, the Company invested in open-ended FICs (Investment Fund in Units). The Funds are mostly made up of government securities and instruments of first-tier institutions. The average yield accrued in the period by FICs since the initial investment/inception is 104.17% of the variation of Interbank Deposit Certificates – CDI.

(2) “Repo Transactions” are securities issued by banks with a commitment for repurchase within one day at pre-established rates. These repo transactions are backed by federal government bonds and they are used by the fund with the purpose of remunerating the capital available in cash.

(3) In December 2017, the Company opened a National Film Industry Financing Fund (FUNCINE) in the amount of R$3 million in order to obtain the benefit of deductibility for income and social contribution tax purposes.

Shares in a non-exclusive foreign exchange fund were purchased during 2015. The investment was intended to reduce foreign exchange risk on repayments to suppliers in foreign currency. In the year ended December 31, 2017, the Company redeemed the Foreign-Exchange Fund entirely, in line with its financial strategy.

Trade accounts receivable

These are financial assets classified as borrowings and receivables, and they refer to accounts receivable from users of telecommunications services, from network use (interconnection) and from sales of handsets and accessories. Accounts receivable are recorded at the price charged at the time of the transaction. The balances of accounts receivable also include services provided and not billed (‘unbilled’) until the balance sheet date. Accounts receivable from clients are initially recognized at fair value and are subsequently measured at amortized cost using the effective interest rate method less the allowance for doubtful accounts ( “ impairment ” ) ..

Allowances on doubtful accounts were recognized as a reduction at accounts receivable based on the profile of the subscriber portfolio, the overdue aging of accounts receivable, the economic situation, the risks involved in each case and the collection curve, at an amount deemed sufficient to support future losses.

The fair value of trade accounts receivable equals the book value recorded as of December 31, 2017 and 2016. A portion of the accounts receivable from clients is used to secure the total amount of BNDES borrowings (note 20).

	Consolidated
	2017	2016

Billed services	1,390,616	1,175,091
Unbilled services	610,570	653,333
Network use	367,894	527,179
Sale of goods	661,180	956,056
Other accounts receivable	1,548	2,062
	3,031,808	3,313,721

allowances on doubtful accounts	(464,745)	(370,452)
	2,567,063	2,943,269

Current portion	(2,540,856)	(2,919,177)
Non-current portion	26,207	24,092

Changes in allowances on doubtful accounts, recorded as an asset reducing account, were as follows:

	Consolidated
	2017	2016

Opening balance	370,452	351,381
Additions	316,387	266,442
Write-off	(222,094)	(247,371)
Closing balance	464,745	370,452

The aging of the accounts receivable is as follows:

	Consolidated
	2017	2016

Falling due	2,028,983	2,378,345
Overdue- 1 to 30 days	271,560	231,024
Overdue - 31 to 60 days	113,584	107,584
Overdue -61 to 90 days	109,568	135,164
Overdue - over than 90 days	508,113	461,604
	3,031,808	3,313,721

Inventories

Inventories are stated at average acquisition cost. A loss is recognized to adjust the cost of handsets and accessories to net realizable value (selling price) when this amount is less than the average acquisition cost.

	Consolidated
	2017	2016

Mobile handsets and tablets	107,195	132,857
Accessories and other	16,156	18,115
TIM chips	10,548	13,114
	133,899	164,086

Losses on adjustment to realizable amount	(10,114)	(20,152)
	123,785	143,934

Indirect taxes and contributions recoverable

	Consolidated
	2017	2016

ICMS	1,296,255	1,465,088
Others	39,332	35,909
	1,335,587	1,500,997

Current portion	(386,001)	(633,854)
Non-current portion	949,586	867,143

ICMS (value added tax on goods and services) amounts recoverable primarily refer to (i) credits on the acquisition of property, plant and equipment directly related to the provision of telecommunication services (credits divided into 48 months), and (ii) ICMS amounts paid under the tax substitution regime from goods acquired for resale, mainly mobile handsets, chips, tablets and modems sold by TIM.

Direct taxes and contributions recoverable

	Parent Company		Consolidated
	2017	2016	2017	2016

Income tax (IR) and social contribution (CS) (i)	2,129	1,579	434,823	431,005
PIS/COFINS (ii)	3,721	20,185	53,509	52,879
Others	5,827	587	44,211	51,820
	11,677	22,351	532,543	535,704

Current portion	(11,677)	(22,351)	(323,040)	(334,806)
Non-current portion	-	-	209,503	200,898

(i)

The amounts regarding income and social contribution taxes refer to anticipation made over the year.

(ii)

The PIS/COFINS amounts recoverable refer to: (i) credits arising from a legal proceeding with a final favorable decision, about the unconstitutionality of broadening the calculation base for these contributions under Law 9718/98; and (ii) credits calculated on rights and services used as input, in accordance with the legislation applicable.

Deferred income tax and social contribution

Deferred income tax and social contribution are recognized on (1) accumulated income tax carryforward losses and social contribution negative basis and on (2) temporary differences arising from differences between the tax bases of assets and liabilities and their carrying values in the financial statements. Deferred income tax is determined using enacted tax rates (and tax laws), or substantially enacted, up to the balance sheet date. Subsequent changes in tax rates or tax legislation may modify deferred tax credit and debit balances.

Deferred tax asset on income tax and social contribution are recognized only in the event of a profitable track record and/or when the annual forecast prepared by the Company, examined by the Fiscal Council and Statutory Audit Committee and approved by other management bodies, indicates the likelihood of future realization of those tax balances.

The balances of deferred income tax and social contribution assets and liabilities are shown in the balance sheet at net amount, when there is both a legal right and the intention to offset them at the time when current taxes are ascertained, usually in relation to the same legal entity and the same taxation authority. Thus, deferred tax assets and liabilities belonging to different entities are in general shown separately, not at their net amount.

As of December 31, 2017 and 2016, the prevailing tax rates were 25% for income tax and 9% for social contribution. The tax incentives shown in note 33 are also being considered in deferred taxes.

The amounts recorded are as follows:

	Parent company		Consolidated
	2017	2016	2017	2016
Tax losses	34,441	32,246	117,411	204,940
Social contribution lnegative base	12,463	11,673	55,879	87,389
Temporary differences:
Provision for legal and administrative proceedings	908	674	196,589	114,742
Losses on doubtful accounts	-	-	164,707	120,096
Adjustment to present value – 3G license	-	-	11,066	13,008
Deferred income tax on accounting adjustments
Acquisition of stocks from minority shareholders	53,569	53,569	53,569	53,569
Other	-	-	6,270	8,200
Lease of LT Amazonas Infrastructure	-	-	19,003	16,144
Profit sharing	1,479	1,079	40,902	26,470
Taxes with suspended enforceability	-	-	12,872	12,872
Amortized goodwill – TIM Fiber	-	-	(370,494)	(328,152)
Derivative financial instruments	-	-	(16,432)	(46,053)
Capitalized interests on 4G authorization	-	-	(258,175)	(173,408)
Deemed cost – TIM S.A.	-	-	(94,912)	(108,358)
Other	-	-	65,686	31,114
	102,860	99,241	3,941	32,573

Unrecognized deferred income tax and social contribution	(102,860)	(99,241)	(102,860)	(99,241)
	-	-	(98,919)	(66,668)
Deferred tax assets portion
Deferred tax liabilities portion	-	-	-	41,690
	-	-	(98,919)	(108,358)

TIM Celular

The subsidiary TIM Celular has set up deferred income tax and social contribution assets on its total tax losses, social contribution negative basis and temporary differences, based on a profitability history and the projected future taxable earnings.

Based on these projections, the subsidiary expects to recover the deferred tax asset as follows:

Deferred income tax and social contribution
2018	116,022
2019	-
Tax losses and negative base	116,022

Temporary differences	(190,758)

Total	(74,736)

The estimates for recovery of tax assets were calculated taking into account the financial and business assumptions available at the close of 2017.

The subsidiary TIM Celular used credits related to tax losses carried forward and negative basis of social contribution in the amount of R$ 132,389 in the year ended December 31, 2017 (R$ 127,216 as of December 31, 2016).

Unrecognized deferred tax asset

Considering that TIM Participações S.A. does not carry out activities that may generate taxable profit, deferred tax credits arising from income tax and social contribution tax losses and temporary differences, totaling R$ 102,860 as of December 31, 2017 (R$99,241 as of December 31, 2016), were not recognized.

In the case of subsidiary TIM S.A, considering that it does not present a constant taxable income history and estimates of sufficient future taxable income to offset tax loss and negative base, available tax credits, totaling R$ 1,032,588 as of December 31, 2017 (R$1,126,463 as of December 31, 2016), of which R$ 961,183 refers to tax losses and negative base of social contribution and R$ 71,405 to temporary differences, were not recognized.

A deferred tax asset of R$70,729 was recognized in the year 2017, corresponding to tax losses in the amount of R$10,364, and temporary differences in the amount of R$60,364, which are recorded net of deferred liabilities in the amount of R$94,912, with respect to deemed cost.

Prepaid expenses

	Consolidated
	2017	2016
Advertising not released (*)	124,387	85,905
Rentals and insurance	49,185	58,366
Network swap (**)	20,191	28,932
Others	14,069	11,563
	207,832	184,766

Current portion	(168,366)	(130,392)
Non-current portion	39,466	54,374

(*) Represent early payments of expenses from the advertising of TIM brand’s products and services, which were recognized in income for the period of advertising broadcasting.

(**) On April 1st, 2010, the subsidiary TIM S.A. and GVT entered into onerous contract and a reciprocal agreement of assignment of fiber optic infrastructure (network swap), in order to expand their respective areas of operation. Given the economic nature of the transaction, the amount was recognized in the (current and non-current) prepaid expenses and deferred revenues (current and non-current). Both amounts are being appropriated to income in the same proportion over a period of 10 years.

Judicial deposits

These are recorded at their historical cost and updated according to the legislation in force:

	Parent Company		Consolidated
	2017	2016	2017	2016

Civil	1,277	15,111	344,204	471,922
Labor	92,311	73,007	493,705	468,009
Tax	1,693	1,585	286,375	291,745
Regulatory	-	-	111	111
Online attachment (*)	17,026	154	242,181	62,338

Non-current portion	112,307	89,857	1,366,576	1,294,125

(*) Refer to judicial deposits directly on Company´s bank accounts and financial investments related to certain judicial proceedings. This amount is analyzed monthly and when identified it is a reclassified to one of the other specific accounts of judicial deposits.

Civil

These are court deposits to guarantee execution of civil proceedings where the Company is challenging the amounts involved. Most of these proceedings refer to lawsuits filed by customers, involving issues of consumers’ rights, among others.

There are some proceedings involving different issues, challenging the amount fixed by ANATEL for quitting some sub-bands, to allow the implementation of 4G technology, after TIM Celular has won the auction. In this case, the updated court deposit amounts to R$ 63, 869 (R$59,546 as of December 31, 2016).

Labor

These are amounts deposited in court related to guarantees of execution and the filing of appropriate appeals, the relevant matter or amounts involved are still being discussed. The amount has been distributed among the several claims filed by former employees of the Company and its subsidiaries and third-party service providers.

Tax

The Company and its subsidiaries have placed court deposits for tax issues to back various current court proceedings. These deposits refer mainly to the following matters:

(i)

2% increase in the ICMS rate for the Fund for the Eradication of Poverty (FECP) in the State of Bahia on prepaid telephone services provided by the Company. The current value of these deposits is R$ 9 2,066 (R$ 87,093 as of December 31, 2016) ..

(ii)

Use of credit for the purchase of electricity used directly by the subsidiaries for production purposes. The court is tending to give a favorable judgment. The current value of these deposits is R$ 7 1,722 (R$ 67,697 as of December 31, 2016) ..

(iii)

Liability for the Provisional Contribution on Financial Transactions (CPMF) on the Company’s capitalization of loans; recognition of the right not to pay contributions allegedly due on the mere change of ownership of current accounts as a result of a takeover. The current value of these deposits is R$9,687, considering the recent conversion into income in favor of the Federal Government (R$33,489 as of December 31, 2016).

(iv)

Constitutionality of collection of the Operations Monitoring Charge (TFF) by a number of municipal authorities. The current value of these deposits is R$15,824 (R$13,542 as of December 31, 2016).

(v)

Failure to approve set-off of federal debts against credits for Withholding Tax (IRRF) because it is alleged that the credits are insufficient, as well as the deposit placed to ensure the issue of a Tax Clearance Certificate (CND). The current value of these deposits is R$10,539 (R$10,036 as of December 31, 2016).

(vi)

Liability for Tax on Services (ISS) on import services and outsourced services; alleged failure to pay for land clearance and BTS (Base Transceiver Station) maintenance service, for ISS on the Company’s services and for ISS on Co-billing services and software licensing (Blackberry). Guarantee of the right to take advantage of the benefit of volunteered information and seeking to reverse confiscatory fines for late payment. The current value of these deposits is R$7,056 (R$6,453 as of December 31, 2016).

(vii)

Ancillary services provided for in ICMS Agreement 69/98 related to ICMS levied on services of communication of amounts charged for access, adhesion, activation, habilitation, availability, subscription and use of services, among others. The current value of these deposits is R$5,937 (R$5,745 as of December 31, 2016).

(viii)

Volunteered report of tax debits and consequent cancellation of charge of fine for late payment. The current value of these deposits is R$4,381 (R$4,222 as of December 31, 2016).

(ix)

Deposit made by TIM S.A. related to the unconstitutionality and illegality of charging by FUST (Telecommunications Services Universalization Fund). Plea for the recognition of the right not to pay FUST, and not to include in its calculation base revenues on interconnection and EILD (Industrial Exploration of Dedicated Line), as well as for the right not to be charged retroactively for differences arising from failure to comply with ANATEL Ruling 7/2005. The current value of these deposits is R$53,128 (R$48,873 as of December 31, 2016).

Investments – Parent company

Equity interests in subsidiaries are valued using the equity method only in the individual financial statements.

(a)

Interest in subsidiaries

	December 31, 2017
	TIM Celular	TIM S.A.	Total

Number of shares held	38,254,833,561	4,041,956,045

Interest in total capital	100%	100%

Shareholders’ equity	16,724,656	1,231,926

Net profit for the year	1,147,943	131,648

Unrealized results	-	350

Revised profit for the year	1,147,943	131,998	1,279,941

Income from equity accounting	1,147,943	131,998	1,279,941

Investment amount	16,724,656	1,231,926	17,956,582

	December 31, 2016
	TIM Celular	TIM S.A.	Total

Number of shares held	38,254,833,561	4,041,956,045

Interest in total capital	100%	100%

Shareholders’ equity	15,892,119	1,099,417

Unrealized results	-	(350)

Revised shareholders’ equity	15,892,119	1,099,067

Net profit for the period	691,237	76,198

Unrealized results	-	806

Revised profit for the period	691,237	77,004	768,241

Income from equity accounting	691,237	77,004	768,241

Investment amount	15,892,119	1,099,067	16,991,186

(b)

Changes in investment in subsidiaries

	TIM Celular	TIM S.A.	Total

Balance of investments at December 31, 2015	15,353,019	1,022,802	16,375,821

Income from equity accounting	691,237	77,005	768,242
Minimum mandatory dividend	(134,606)	-	(134,606)
Stock options	3,904	219	4,123
Cash flow hedge	(1,231)	(959)	(2,190)
Retirement complement	(204)	-	(204)
Supplementary dividends paid	(20,000)	-	(20,000)
Balance of investments at December 31, 2016
	15,892,119	1,099,067	16,991,186

Income from equity accounting	1,147,943	131,998	1,279,941
Minimum mandatory dividend	(53,497)	-	(53,497)
Interest on shareholders ’ equity	(224,725)	-	(224,725)
Stock options	7,277	(98)	7,179
Cash flow hedge	1,231	959	2,190
Retirement supplement	(692)	-	(692)
Supplementary dividends paid	(45,000)	-	(45,000)

Balance of investments at December 31 , 2017	16,724,656	1,231,926	17,956,582

Property, Plant and Equipment

Property, plant and equipment are stated at acquisition and/or construction cost, less accumulated depreciation and impairment losses (the latter, only if applicable). Depreciation is calculated on the straight-line method over terms that take into account the expected useful lives of the assets and their residual values.

The estimated costs of dismantling towers and equipment on rented properties are capitalized and depreciated over the estimated useful life of these assets. The Company recognizes the present value of these costs in property, plant and equipment with a counter-entry to the liability “provision for future asset retirement”. Interest incurred on updating the provision is classified as financial expenses.

Gains and losses from disposals are determined by comparing the amounts of these disposals with the carrying values at the time of the transaction and are recognized in “other operating income (revenues), net” in the statement of income.

On January 1st, 2009, TIM S.A. on its first adoption of IFRS / CPCs, used deemed cost to measure its property, plant and equipment assets, according to ICPC 10, as approved by a CVM Deliberation. After this, its property, plant and equipment has been demonstrated by acquisition and / or construction historical cost. Both (deemed cost and historical cost) are deductible from the accumulated depreciation and from the impairment losses (this one, if applicable).

(a)

Change in property, plant and equipment

	Consolidated
	2016	Additions (depreciation)	Write-offs	Transfers	2017
Cost of property, plant and equipment, gross
Commutation / transmission equipment	17,232,254	28,694	(57,683)	1,563,575	18,766,840
Fiber optic cables	600,504	3	-	83,464	683,971
Free leased handsets	2,071,334	-	(10,502)	120,798	2,181,630
Infrastructure	5,269,043	238	(15,195)	398,754	5,652,840
Informatics assets	1,550,614	113	(1)	64,599	1,615,325
General use assets	675,682	18	(258)	63,997	739,439
Land	40,794	-	-	-	40,794
Construction in progress	1,819,606	2,279,913	5,359	(2,618,812)	1,486,066
Total property, plant and equipment, gross	29,259,831	2,308,979	(78,280)	(323,625)	31,166,905

Accumulated depreciation
Commutation/transmission equipment	(11,969,208)	(1,417,827)	14,054	(22)	(13,373,003)
Fiber optic cables	(242,709)	(47,990)	-	-	(290,699)
Free leased handsets	(1,905,228)	(114,370)	3,580	-	(2,016,018)
Infrastructure	(2,224,932)	(482,463)	9,211	306	(2,697,878)
Informatics assets	(1,372,663)	(76,080)	1	48	(1,448,694)
General use assets	(460,561)	(41,491)	258	(331)	(502,125)
Total accumulated depreciation	(18,175,301)	(2,180,221)	27,104	1	(20,328,417)

Property, plant and equipment, net
Commutation / transmission equipment	5,263,046	(1,389,133)	(43,629)	1,563,553	5,393,837
Fiber optic cables	357,795	(47,987)	-	83,464	393,272
Free leased handsets	166,106	(114,370)	(6,922)	120,798	165,612
Infrastructure	3,044,111	(482,225)	(5,984)	399,060	2,954,962
Informatics assets	177,951	(75,967)	-	64,647	166,631
General use assets	215,121	(41,473)	-	63,666	237,314
Land	40,794	-	-	-	40,794
Construction in progress	1,819,606	2,279,913	5,359	(2,618,812)	1,486,066
Total property, plant and equipment, net	11,084,530	128,758	(51,176)	(323,624)	10,838,488

	Consolidated
	Balance in 2015	Additions (depreciation)	Write-offs	Transfers	Balance in 2016
Cost of property, plant and equipment, gross
Commutation / transmission equipment	16,164,178	-	(57,363)	1,125,439	17,232,254
Fiber optic cables	563,995	-	(19)	36,528	600,504
Free leased handsets	1,952,079	7	(26,089)	145,337	2,071,334
Infrastructure	4,933,743	107,828	(127,470)	354,942	5,269,043
Informatics assets	1,501,480	-	(5,482)	54,616	1,550,614
General use assets	650,580	-	(24,163)	49,265	675,682
Land	40,794	-	-	-	40,794
Construction in progress	1,119,800	2,433,983	31,950	(1,766,127)	1,819,606

Total property, plant and equipment, gross	26,926,649	2,541,818	(208,636)	-	29,259,831

Accumulated depreciation
Commutation/transmission equipment	(10,653,118)	(1,366,859)	50,769	-	(11,969,208)
Fiber optic cables	(200,123)	(42,589)	3	-	(242,709)
Free leased handsets	(1,783,940)	(136,262)	14,974	-	(1,905,228)
Infrastructure	(1,884,692)	(416,085)	75,845	-	(2,224,932)
Informatics assets	(1,296,837)	(81,267)	5,441	-	(1,372,663)
General use assets	(440,591)	(40,944)	20,974	-	(460,561)

Total accumulated depreciation	(16,259,301)	(2,084,006)	168,006	-	(18,175,301)

Property, plant and equipment, net
Commutation / transmission equipment	5,511,060	(1,366,859)	(6,594)	1,125,439	5,263,046
Fiber optic cables	363,872	(42,589)	(16)	36,528	357,795
Free leased handsets	168,139	(136,255)	(11,115)	145,337	166,106
Infrastructure	3,049,051	(308,257)	(51,625)	354,942	3,044,111
Informatics assets	204,643	(81,267)	(41)	54,616	177,951
General use assets	209,989	(40,944)	(3,189)	49,265	215,121
Land	40,794	-	-	-	40,794
Construction in progress	1,119,800	2,433,983	31,950	(1,766,127)	1,819,606

Total property, plant and equipment, net	10,667,348	457,812	(40,630)	-	11,084,530

“Construction in progress” corresponds to the cost of intangible works during their construction and installation period, until the date when they start operating, when they will be transferred to their relevant asset accounts.

The amount of R$323,625 in “Transfers” column was reclassified from the “construction in progress” account, in property, plant and equipment, to the “intangible assets in progress” account, in intangible assets, for better presentation according to the assets nature.

(b)

Depreciation rates

Annual rate %
Commutation / transmission equipment	8 to 14.29
Fiber optic cables	4 to 10
Free-leased handsets	14.28 to 50
Infrastructure	4 to 20
Informatics assets	10 to 20
General use assets	10 to 20

In 2017, pursuant to IAS 16 (CPC 27), approved by CVM Deliberation, the Company and its subsidiaries assessed the useful life estimates for their property, plant and equipment, concluding that there was no significant change or alteration to the circumstances on which the estimates had been based that would justify changes to the useful lives currently in use. To determine the useful life of the assets, the Company considers not just the type of the asset, but also the way it is used and the conditions to which the asset is submitted during its use.

Intangible assets

Intangible assets are measured at historical cost less accumulated amortization and impairment losses (if applicable), and reflect: (i) the purchase of authorizations and rights to use radio frequency bands and (ii) software in use and/or development. Intangibles also include (i) the purchase of the right to use the infrastructure of other companies, (ii) customer lists, (iii) goodwill on the purchase of companies, and (iv) costs of commissions to dealers to obtain a new client.

Amortization charges are calculated on the straight-line method over the estimated useful life of the assets contracted and over the terms of the authorizations, and, in the case of costs of commissions for the term of the agreement, as mentioned in note (h) below. The useful life estimates of intangible assets are reviewed regularly.

Any financial charges on funds raised (that is, without a specific destination) and used to obtaining a qualified assets, which are assets that necessarily require a significant time to be ready for use, are capitalized as a portion of the cost of the asset when it is likely to bring future economic benefits for the entity and such costs can be accurately measured. These costs are amortized throughout the estimated useful life of assets.

The amounts of the SMP authorizations and radio frequency right to use, as well as software, goodwill and other items, were recorded as follows:

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

As of December 31, 2017

(in thousands of Reais, except when indicated otherwise)

(a)

Changes in intangible

	Consolidated
	2016	Additions (amortization)	Transfers	Write-offs	Capitalized Interests	2017
Cost of intangible assets, gross
Software rights to use	14,612,475	-	1,345,333	-	-	15,957,808
Authorizations	5,399,023	50,045	942,326	-	-	6,391,394
Goodwill	1,527,219	-	-	-	-	1,527,219
Cost of deferred commission to dealers	203,892	180,563	-	-	-	384,455
List of clients	95,200	-	-	-	-	95,200
Right to use infrastructure LT Amazonas	198,202	-	-	-	-	198,202
Other assets	198,198	17,425	55,064	-	-	270,687
Intangible assets under development	3,794,582	1,684,811	(2,019,098)	-	264,292	3,724,587

Total intangible assets, gross	26,028,791	1,932,844	323,625	-	264,292	28,549,552
Accumulated amortization
Software rights to use	(10,880,739)	(1,377,294)	-	(7,358)	-	(12,265,391)
Authorizations	(4,235,831)	(261,927)	-	-	-	(4,497,758)
Cost of deferred commission to dealers	(101,911)	(153,783)	-	-	-	(255,694)
List of clients	(86,800)	(8,400)	-	-	-	(95,200)
Right to use infrastructure LT Amazonas	(32,621)	(9,910)	-	-	-	(42,531)
Other assets	(58,314)	(22,137)	-	-	-	(80,451)

Total Accumulated Amortization	(15,396,216)	(1,833,451)	-	(7,358)	-	(17,237,025)

Intangible assets, net
Software rights to use (c)	3,731,736	(1,377,294)	1,345,333	(7,358)	-	3,692,417
Authorizations	1,163,192	(211,882)	942,326	-	-	1,893,636
Goodwill (d)	1,527,219	-	-	-	-	1,527,219
Cost of deferred commission to dealers (h)	101,981	26,780	-	-	-	128,761
List of clients (e)	8,400	(8,400)	-	-	-	-
Right to use infrastructure LT Amazonas (f)	165,581	(9,910)	-	-	-	155,671
Other assets	139,884	(4,712)	55,064	-	-	190,236
Intangible assets under development (g)	3,794,582	1,684,811	(2,019,098)	-	264,292	3,724,587

Total Intangible Assets, net	10,632,575	99,393	323,625	(7,358)	264,292	11,312,527

	Consolidated
	Balance in 2015	Additions (amortization)	Transfers	Write-offs	Capitalized Interests	Balance in 2016
Cost of intangible assets, gross
Software rights to use	13,033,544	29,372	1,551,252	(1,693)	-	14,612,475
Authorizations	5,189,022	152,201	57,800	-	-	5,399,023
Goodwill	1,527,219	-	-	-	-	1,527,219
Cost of deferred commission to dealers	28,991	174,901	-	-	-	203,892
List of clients	95,200	-	-	-	-	95,200
Right to use infrastructure LT Amazonas	198,202	-	-	-	-	198,202
Other assets	167,125	-	31,073	-	-	198,198
Intangible assets under development	3,416,633	1,734,493	(1,640,125)	-	283,581	3,794,582

Total intangible assets, gross	23,655,936	2,090,967	-	(1,693)	283,581	26,028,791
Accumulated amortization
Software rights to use	(9,591,782)	(1,290,650)	-	1,693	-	(10,880,739)
Authorizations	(3,962,749)	(273,082)	-	-	-	(4,235,831)
Cost of deferred commission to dealers	(1,688)	(100,223)	-	-	-	(101,911)
List of clients	(70,000)	(16,800)	-	-	-	(86,800)
Right to use infrastructure LT Amazonas	(22,711)	(9,910)	-	-	-	(32,621)
Other assets	(47,813)	(10,501)	-	-	-	(58,314)

Total Accumulated Amortization	(13,696,743)	(1,701,166)	-	1,693	-	(15,396,216)

Intangible assets, net
Software rights to use (c)	3,441,762	(1,261,278)	1,551,252	-	-	3,731,736
Authorizations	1,226,273	(120,881)	57,800	-	-	1,163,192
Goodwill (d)	1,527,219	-	-	-	-	1,527,219
Cost of deferred commission to dealers (h)	27,303	74,678	-	-	-	101,981
List of clients (e)	25,200	(16,800)	-	-	-	8,400
Right to use infrastructure LT Amazonas (f)	175,491	(9,910)	-	-	-	165,581
Other assets	119,312	(10,501)	31,073	-	-	139,884
Intangible assets under development (g)	3,416,633	1,734,493	(1,640,125)	-	283,581	3,794,582

Total Intangible Assets, net	9,959,193	389,801	-	-	283,581	10,632,575

Intangible assets under development represents the cost of projects in progress related to the acquisition of 4G authorizations and / or other intangible assets in the period of their construction and installation, up to the moment they enter into operation, when they will be transferred to the corresponding accounts of these assets.

(b)

Amortization rates

Annual rate %

Software rights to use	20
Authorizations	5 to 50
Cost of deferred commission to dealers	50
List of clients	18
Right to use infrastructure	5
Other assets	7 to 10

(c)

Software rights to use

The costs associated with maintaining software are recognized as expenses as incurred. Identifiable and unique development costs that are directly attributable to the design and testing of software products, controlled by the Group, are recognized as intangible assets when all capitalization criteria are met.

Directly attributable costs, which are capitalized as part of the software product, include costs with employees directly allocated to its development.

(d)

Goodwill from previous years

The Company and its subsidiaries have the following goodwill based on expectations of future profitability as of December 31, 2017 and 2016:

Goodwill on acquisition of TIM S.A. - The goodwill arising from the acquisition of TIM S.A. (formerly, “Intelig”) in December 2009 in the amount of R$210,015 is represented by/based on the subsidiary’s expected profitability. Goodwill recoverability is tested annually through an impairment test.

Goodwill from TIM Fiber SP and TIM Fiber RJ acquisitions - TIM Celular acquired, at the end of 2011, Eletropaulo Telecomunicações Ltda. (which, subsequently, had its trade name changed to TIM Fiber SP Ltda. – “TIM Fiber SP”) and AES Communications Rio de Janeiro S.A. (which, subsequently, had its trade name changed to TIM Fiber RJ S.A. – “TIM Fiber RJ”). These companies were SCM providers in the main municipalities of the Greater São Paulo and Greater Rio de Janeiro areas, respectively.

TIM Fiber SP Ltda. and TIM Fiber RJ. S.A. were merged into TIM Celular S.A. on August 29, 2012.

The subsidiary TIM Celular recorded the goodwill allocation related to the purchase of the companies TIM Fiber SP and TIM Fiber RJ, at the end of the process of the purchase price allocation, at the amount of R$1,159,648.

Goodwill form the acquisition of minority interests of TIM Sul and TIM Nordeste - In 2005, the Company acquired all the shares of the minority shareholders of TIM Sul and TIM Nordeste, in exchange for shares issued by TIM Participações, converting these companies in full subsidiaries. The goodwill resulting from this transaction amounted to R$157,556.

As required by accounting standards, the Company tests goodwill on business combinations involving TIM Group companies annually for impairment, and the methods and assumptions used by Management in the impairment tests of goodwill mentioned above are summarized below:

The Company ’ s Management understands that the smaller cash generating unit, for testing the impairment of goodwill on the purchase of the aforementioned companies encompasses the business at a consolidated level, and, therefore, should be assessed assessment at the level of TIM Participações. This methodology is aligned with the strategic direction of the Company and its subsidiaries, as well as that of the market, in the sense of integrating the mobile and landline segments, in accordance with the assumptions below :

(i)

 At the time of purchase of these companies, the key reason for the purchase was to support and increase the competitiveness of the mobile business, to get into the residential and corporate broad band business, and to access the wholesale market, either directly or through swaps with other market operators in areas where TIM was not yet operating. In previous years, the Company believed that the cash generated by Fiber and Intelig business could be regarded as independent of the other lines of business, and so the goodwill impairment test took into account only the cash flow directly related to these CGUs , which currently no longer make s sense due to the interdependence and/or synergy between mobile, landline and broadband operations;

(ii)

In recent years there has been a migration of usage of (and revenues from) voice services to data services, internationally and, in particular, in Brazil. The growing use of data has become a major challenge in terms of infrastructure, since the mobile sites now demand high capacity to provide an efficient data service. The main solution adopted by TIM was to introduce the FTTS (Fiber to the site) approach, connecting the sites with a fiber optics network and installing small cells connected to this network, especially in Rio de Janeiro and São Paulo, in order to reduce congestion on the mobile sites, increasing the transmission capacity and improving the quality of service. This led to a huge increase in the use of the TIM Fiber and TIM S.A. ( Intelig ) backbone for mobile services. This sharing of the network by mobile and fixed services makes it impossible to keep cash disbursements for CAPEX and OPEX separate between these two segments;

(iii)

The behavior of the telephone services customers is changing to a data-centered approach, where customers are always “ connected ” , using either the operator network or public or private Wi-Fi, which is possible as handsets become ever more advanced. Thus the telecom companies are offering services and data packages to obtain income from the constant usage of data. Introducing offers as packages has made it impossible to separate cash revenues from the mobile segment and the fixed segment ; and

(iv)

From an organizational standpoint, the businesses of TIM Fiber and TIM S.A. (Intelig) are totally integrated into the mobile business.

Consequently, t he impairment testing of said goodwill used this CGU (TIM Participações) and the value in use method, the principal assumptions used being summarized below:

    Percentages of growth in the number of clients, in line with the Company’s business plan, prepared for 3+2 years;
    Progressive decrease in the base of clients of prepaid services, and, in accordance with the historical trend and the industrial plan, this is being offset with greater penetration postpaid services, in line with the Company’s business plan and prepared for 3+2 years, when the cash flow will stabilize and the growth can be estimated based on perpetuity;
    Operation and maintenance costs estimates considering change in the base of clients, occasional scale gains and inflation effects. The inflation rate expected by the Company for operational expenses (4.00% p.a. on average) is in line with the estimates prepared by representative market institutions;
    Considering that it is a continuous business, as from the fifth year, it was estimated a perpetuity of nominal growth of cash flows of 2.50% p.a.;
    The discount rate for estimated future cash flows was 11.10% p.a., 15,24% is theequivalent discount rate to the same value in use excluding the impact of income taxes from future cash flows.

  The result of impairment test carried out as of December 31, 2017, showed no evidence of the need to recognize any losses.

   (e)

  List of clients

  As part of the purchase price allocation process involving the acquisitions of TIM Fiber SP Ltda. and TIM Fiber RJ S.A., contractual rights were identified for the companies acquired to provide future services. These contractual rights were evaluated at their fair value on the acquisition date and are amortized in accordance with their estimated useful life on the same date.

  (f)

  Infrastructure use rights - LT Amazonas

  Subsidiary TIM Celular signed agreements for the right to use infrastructure with companies that operate electric power transmission lines in Northern Brazil. Such agreements fall within the scope of ICPC 3 (IFRIC 4) and are classified as financial leases.

  Additionally TIM Celular entered into network infrastructure sharing contracts with Telefônica Brasil S.A. also in the Northern Region. In these contracts, both operators optimize resources and reduce their operational costs (note 16).

  (g)

  Auction and payment of 4G License 700 MHz

  Intangible assets in progress are substantially represented by costs for development of the 4G technology, which include: (i) amounts paid for obtainment of 4G Licenses; (ii) costs for cleaning the 700 MHZ frequency band; and (iii) financial costs capitalized on qualifiable assets, as detailed below:

  (i)

  On September 30, 2014, TIM Celular purchased Lot 2 in the Auction of the 700 MHz band in the amount of R$1,739 million. In December 2014, the Company paid R$1,678 million. The balance remaining of R$61 million, was recorded as a debt, as provided for in the call notice.

  TIM Celular is challenging the remaining balance with ANATEL, which is subject to interest rates of 1% p.m. and monetary adjustment by IGP-DI. These amounts are capitalized by the Company. The impact on the balance for the year ended December 31, 2017, was R$ 8,313 (R$ 8,586 as of December 31, 2016) of interest and R$ 443 (R$ 3, 659 as of December 31, 2016) of monetary adjustments.

  (ii)

  Additionally, as determined on the call notice, the Company has borne the costs regarding the cleaning of the frequency band purchased. The nominal amount due by the Company regarding the cleaning of the 700 MHZ frequency of the lot purchased was R$904 million. The Company had also an additional cost of R$295 million related to the portion that has not been bought in the auction and that was subsequently split by Anatel among the companies that won the auction, totaling R$1,199 million to be paid related to these costs.

  In order to perform the activities for cleaning the spectrum, in March 2015, TIM, together with other companies that won the auction, have constituted a Redistribution and Digitalization Management Entity for TV and RTV Channels, named “EAD”. From 2015 to 2018, TIM, as the other companies that won the auction, will disburse amounts, according to the schedule provided for in the public notice, to afford, by means of the EAD, with the costs related to this cleaning activities. As the amount payable of R$1,199 million relates to a long-term obligation, it was reduced in R$47 million from the application of the adjustment to present value (“AVP”). Monthly, AVP interests are appropriated, as well as monetary adjustment based on the IGP-DI index. In the year ended December 31, 2017, the impact generated by the appropriation of AVP interest amounted to R$ 4,073 (R$ 14,239 as of December 31, 2016), while the impact from indexation was R$ 20,331 (R$ 43,619 as of December 31, 2016).

  As of April 9, 2015, and January 26, 2017, payments in the amounts of R$370,379 and R$858,991, respectively, were made to EAD.

  The license mentioned above relate to the concept of qualifying asset. Consequently, the finance charges over funds raised without specific destination, used with the purpose of obtaining a qualifying asset, are capitalized at the average rate of 6.98% per annum in connection with the borrowings and financing valid for the period. The amount capitalized in the year ended December 31, 2017, was R$251,904 (R$260,756 as of December 31, 2016).

  (h)

  Cost of deferred commission to dealers

  Beginning 2015, the Company launched new offers to corporate clients where contracts provide a minimum contract period of 24 months with a penalty clause in case of early cancellation. This kind of contract allows amounts disbursed with commissions to dealers in the acquisition of these clients to be capitalized as intangible asset with finite useful life. The capitalized costs of these contracts will be amortized over the contract term, net of impairment adjustments.

  Financial Lease

  Leases in which the Company, as lessee, substantially holds the risks and benefits of ownership are classified as financial leases, which are capitalized at the beginning of the lease at the lower of the fair value of the leased item and the present value of the payments provided for in the agreement. Interests related to the lease are taken to income as financial expenses over the contractual term.

  The subsidiary TIM Celular entered into tower lease agreements, as a lessee, arising from a sale and financial leaseback operation involving the sale of an asset and the concomitant lease of the same asset by the purchaser to the seller.

  The subsidiary TIM Celular recognized a liability corresponding to the present value of the compulsory minimum installments of the agreement.

  Leases in which the Company, as lessor, substantially transfers the risks and benefits of the ownership to the other part (lessee) are classified as financial leases. These leases values are transferred from intangible asset of the Company and are recognized as a receivable lease at the lower of the fair value of the leased item and the present value of the receipts provided for in the agreement. Interests related to the lease are taken to income as financial income over the contractual term.

  Asset leases are financial assets registered as borrowings and receivables.

  Assets

	Consolidated
	2017	2016

LT Amazonas	205,331	204,762
	205,331	204,762

Current portion	(19,773)	(2,818)
Non-current portion	185,558	201,944

LT Amazonas

As a result of the agreement entered into with LT Amazonas, the subsidiary TIM Celular entered into network infrastructure sharing agreements with Telefônica Brasil S.A. In these agreements, TIM Celular and Telefônica Brasil S.A. share investments in the Northern region of Brazil. The subsidiary has receivables against Telefônica Brasil S.A. that have to be paid on a monthly basis for a period of 20 years. These amounts are annually restated by IPC-A. The consolidated nominal amount of future installments receivable by TIM Celular is R$510,592.

The table below includes the schedule of cash receipts of the agreement currently in force. The amounts represent the cash receipts estimated in the signed agreements and are stated at their nominal amounts, which include the inflation projected until the end of the agreement, and at their present values:

Nominal amount		Present value

Up to December 2018	21,905	19,773
January 2019 to December 2022	99,668	41,287
January 2023 onwards	389,019	144,271
	510,592	205,331

The present value of installments receivable is R$ 205,331 (R$204,762 in 2016), of which R$185,558 of principal and R$ 19,773 of interest accrued until December 31, 2017. These amounts were estimated on the date of execution of agreements entered into with the transmission companies, projecting future cash receipts discounted at 12.56% per annum.

Liabilities

	Consolidated
	2017	2016

LT Amazonas (i)	351,063	351,798
Sale of Towers (leaseback) (ii)	1,466,895	1,411,055
Others (iii)	69,214	39,385
	1,887,172	1,802,238

Current portion	(176,925)	(96,604)
Non-current portion	1,710,247	1,705,634

i) LT Amazonas

Subsidiary TIM Celular executed agreements for the right to use infrastructure with companies that operate electric power transmission lines in Northern Brazil (“LT Amazonas”). The terms of these agreements are for 20 years, counted as from the date the assets are ready to operate. The contracts provide for monthly payments to the electric power transmission companies, annually restated by IPC-A.

The table below presents the future payments schedule for the agreements in force. These amounts represent the estimated disbursements under the agreements executed and are shown at their nominal amounts, which include the inflation projected until the end of the agreement, and at their present values. These balances differ from those shown in the books since, in the case of the latter, the amounts are shown at present value:

	Nominal amount	Present value

Up to December 2018	41,607	38,062
January 2019 to December 2022	189,311	70,033
January 2023 onwards	739,159	242,968
	970,077	351,063

The consolidated nominal value of future installments due by TIM Celular is R$970,077. Its present value is R$351,063, composed by R$313,001 for principal and R$38,062 for interest as of December 31, 2017, was estimated on the date the agreements were signed with the transmission companies by projecting future payments and discounting these at 14.44% per annum. Additionally, the amount of the right of use of LT Amazonas also considers R$70,759 related to investments in property, plant and equipment made by TIM Celular and subsequently donated to the electric power transmission companies. These donations are already included in the contract signed by the parties.

ii) Sale and Leaseback of Towers

Subsidiary TIM Celular entered into two Sales Agreements with American Tower do Brasil Cessão de Infraestruturas Ltda. (“ATC”) in November 2014 and January 2015 for up to 6,481 telecommunications towers then owned by TIM Celular, for approximately R$3 billion, and a Master Lease Agreement (“MLA”) for part of the physical space on these towers for a period of 20 years from the date of transfer of each tower, under a sale and leaseback transaction, with a provision for monthly rental amounts depending on the type of tower (greenfield or rooftop). The sales agreements provided for the towers to be transferred in tranches to ATC, due to the need to meet certain conditions precedent.

Until December 31, 2017, 5,873 transfers of towers occurred, being 54,336 and 5,483 in the years 2017, 2016 and 2015, respectively. Said transaction resulted in an amount of sales of R$2,651,247, of which R$1,088,390 was booked as deferred revenues and amortized over the period of the contract

In the year ended December 31, 2017, the amount of sales was R$19,118 (2016 – R$133,708), and a loss of R$845 (2016 – gain of R$31,471) was recorded in income for the year then ended.

The table below includes the schedule of payments of the agreement in force regarding the MLA. The amounts represent the disbursements estimated in the agreements signed and are stated at their nominal amounts, which include the inflation projected until the end of the agreement, and at their present values:

	Nominal amount	Present value

Up to December 2018	180,551	112,121
January 2019 to December 2022	771,486	361,189
January 2023 onwards	3,701,703	993,585
	4,653,740	1,466,895

The consolidated nominal amount of the sum of future installments payable by TIM Celular is R$4,653,740. Their present value is R$1,466,895, of which R$1,337,638 of principal and R$129,257 of interest as of December 31, 2017. The present value was estimated by projecting future payments discounted at the discount rates used on the date of the transactions, ranging from 11.01% to 17.08% per annum, and which were determined on the basis of observable market transactions that the Company (lessee) would have to pay in a similar lease or loan.

iii) It is substantially represented by the financial lease of new transmission towers, and, in the year 2017, rights to use new towers were acquired in the amount of R$29,634, as provided for in the agreements entered into with American Tower on November 21, 2014.

Regulatory credits to be offset

These refer to Fistel credit amounts arising from the reduction of the client base, which may be offset with future changes in the base of subscribers or to reduce  future obligations to ANATEL.

Suppliers

Suppliers accounts payable are obligations to pay for goods or services that were purchased in the normal course of business. They are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method. Given the short maturity term of these obligations, in practical terms, they are usually recognized at invoice value.

	Parent Company		Consolidated
	2017	2016	2017	2016
Local currency
Suppliers of materials and services (a)	2,870	1,652	3,649,543	3,108,497
Interconnection (b)	-	-	155,114	181,580
Roaming (c)	-	-	1,051	3,349
Co-billing (d)	-	-	62,895	85,554
	2,870	1,652	3,868,603	3,378,980
Foreign currency
Suppliers of materials and services (a)	482	434	80,869	67,511
Roaming (c)	-	-	37,085	14,590
	482	434	117,954	82,101

Current portion	3,352	2,086	3,986,557	3,461,081

(a) Represents the amount to be paid to suppliers for the acquisition of materials and provision of services relating to tangible and intangible assets or for consumption in operation, maintenance and management, as provided for in the agreement between the parties.

(b) This refers to the use of the networks of other landline and mobile telephone operators, with calls being initiated from TIM’s network and ending in the network of other operators.

(c) This refers to calls made by customers outside their registration area, who are therefore considered visitors in other operator networks.

(d) This refers to calls made by a customer who chooses another long-distance operator.

Authorizations payable

As of December 31, 2017, the Company and its subsidiaries have the following commitments with ANATEL:

	Consolidated
	2017	2016

Renewal of authorizations (i)	262,513	254,515
700 MHz frequency band cleaning, net of AVP (ii)	141,659	976,246
Updated ANATEL Debt (ii)	98,451	89,695
Authorizations payable (iii)	-	57,524
Guarantee insurance on authorizations	4,077	8,652
	506,700	1,386,632

Current portion	(233,173)	(486,494)
Noncurrent portion	273,527	900,138

(i) In order to provide SMP services, the subsidiary TIM Celular obtained radio frequency authorizations for a fixed period and renewable for a further fifteen (15) years. The extension of the right of use includes the payment of an amount equal to 2% of the net revenues recorded in the regions covered by the Authorization that ends each biannual period. As of December 31, 2017, TIM Celular had accounts past due related to the renewal of Authorizations in the amount of R$262,513 (R$254,515 as of December 31, 2016).

(ii) At December 5, 2014, the subsidiary TIM Celular signed the Instrument of Authorization regarding the 700 MHz band (extract published in D.O.U. on December 8, 2014). The subsidiary paid the amount equivalent to R$1,678 million, recording the remaining balance of R$61 million as a financial debt, according to the payment method provided for in the call notice. With no bids for some lots in the Call Notice for the 700 MHZ band, TIM Celular, along with other bidders, had to bear a proportion of the costs regarding these lots, as a result of redistribution and digitalization of TV and RTV channels and the solutions for interference problems in the radio communication systems. Thus, the Digitalization Regulatory Entity (Entidade Administradora da Digitalização, or “EAD”) was organized, with respect to which the total commitment assumed by TIM Celular was R$1,199 million to be paid in four (04) installments adjusted by the IGP-DI index, the 1st installment in the amount of R$370 million (30%) being deposited on April 09, 2015 (note 15.g).

Still, as a result of this additional cost assumed by TIM Celular, it should have been entitled to a discount on the final amount to be paid for the Authorization to use the 700 MHz band, however, the methodology used by ANATEL to calculate this amount was different from that included in the Call Notice and so TIM Celular filed an administrative appeal, which was heard and denied in December 2014 (as were the appeals of the other Winning Bidders). As of June 30, 2015, TIM Celular filed a lawsuit questioning a surplus charge of R$61 million (R$98 million as of December 31, 2017), which is still pending trial (note 15.g).

On February 15, 2016, the subsidiary TIM Celular signed an Addendum to the Terms of Authorization for the 700 MHz band (extracts published in the Federal Gazette on March 8, 2016), extending the date of payment of the second installment of 30% to the EAD, previously payable on January 31, 2016. The agency thus received from TIM Celular, on January 31, 2017, the amount of R$859 million, an installment of 60%, with respect to the installments for the years 2016 and 2017, the remaining 10% is payable on January 31, 2018, adjusted according to the IGP-DI.

On March 4, 2015, ANATEL: (i) accepted the request for withdrawal of the application to extend the period of radio frequency use for lot 208 (part of AR 92) of Bid No. 004/2012/PVCP/SPV–ANATEL; (ii) granted the application to extend the authorization for radio frequency use for lot 222 (part of AR 31) of said bid; and (iii) granted the application for extension of the period of authorization for radio frequency use in Bands D and E. On July 22, 2015, an Authorization Act extended the authorization for use of the above radio frequencies.

(iii) On December 17, 2015, TIM Celular was ranked best bidder for the acquisition of two Type B lots (E-30 - AR41, Curitiba and metropolitan region and E-68 - AR81, Recife and metropolitan region) relating to Bidding Process 002/2015-SOR /SPR/ANATEL, at an offer price of R$57.5 million. The result was approved by the Steering Committee of Anatel on June 1, 2016, and the Licensing Agreements were entered into on July 26, 2016, being 10% of the amount paid in July 2016, and the remainder being paid in June 2017.

The Authorizations held on a primary basis by TIM Celular as of December 31, 2017, as well as their maturity dates, are detailed below:

Maturity date
Authorization Instruments	450 MHz	800 MHz, 900 MHz and 1,800 MHz	Additional frequencies 1,800 MHz	1,900 MHz and 2,100 MHz (3G)	2,500 MHz V1 Band (4G)	2,500 MHz (P** Band (4G)	700 MHz (4G)
Amapá, Roraima, Pará, Amazonas and Maranhão	-	March, 2031*	April, 2023	April, 2023	October, 2027	Part of AR92 (PA) – February, 2024*	December, 2029
Rio de Janeiro and Espírito Santo	October, 2027	March, 2031*	ES - April, 2023	April, 2023	October, 2027	Part of AR21 (RJ) – February, 2024*	December, 2029

Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Distrito Federal, Goiás, Rio Grande do Sul (except the municipality of Pelotas and region) and the municipalities of Londrina and Tamarana, in Paraná

	PR - October, 2027	March, 2031*	April, 2023	April, 2023	October, 2027	Part of AR61 (DF) – February, 2024*	December, 2029
São Paulo	-	March, 2031*	Countryside - April, 2023	April, 2023	October, 2027	-	December, 2029
Paraná (except the municipalities of Londrina and Tamarana)	October, 2027	September, 2022*	April, 2023	April, 2023	October, 2027	AR 41, except Curitiba and Metropolitan Region - February, 2024* AR41, Curitiba and Metropolitan Region -July, 2031	December, 2029
Santa Catarina	October, 2027	September, 2023*	April, 2023	April, 2023	October, 2027	-	December, 2029
Municipality and region of Pelotas, in the State of Rio Grande do Sul	-	April, 2024*	-	April, 2023	October, 2027	-	December, 2029
Pernambuco	-	May, 2024*	-	April, 2023	October, 2027	Part of AR81-July, 2031	December, 2029
Ceará	-	November, 2023*	-	April, 2023	October, 2027	-	December, 2029
Paraíba	-	December, 2023*	-	April, 2023	October, 2027	-	December, 2029
Rio Grande do Norte	-	December, 2023*	-	April, 2023	October, 2027	-	December, 2029
Alagoas	-	December, 2023*	-	April, 2023	October, 2027	-	December, 2029
Piauí	-	March, 2024*	-	April, 2023	October, 2027	-	December, 2029
Minas Gerais (except the municipalities of the PGO sector 3 for 3G the radio frequencies and others)	-	April, 2028*	April, 2023	April, 2023	October, 2027	Part of AR31 - February, 2030*	December, 2029
Bahia and Sergipe	-	August, 2027*	-	April, 2023	October, 2027	-	December, 2029

*Agreements already renewed for 15 years; therefore, TIM is not entitled to a further renewal period.

** Only complementary areas in particular States.

Loans and financing

These are recorded as financial liabilities measured at the amortized cost, being represented by non-derivative financial liabilities that are not usually traded before maturity.

Initially, they are recognized at fair value, being subsequently measured based on the effective interest rate method. The appropriation of financial expenses according to the effective interest rate method is registered in income, under financial expenses.

Description	Currency	Charges	Maturity	2017	2016
BNDES (1)	URTJLP	TJLP to TJLP + 3.62%p.a.	Jul/18 to Jul/22	1,945,140	2,546,627
BNDES (1)	UMIPCA	UMIPCA + 2.62% p.a.	Jul/17	-	36,552
BNDES (1)	UM143	SELIC + 2.52% p.a.	Jul/22	1,911,383	2,068,629
BNDES (PSI) (1)	R$	2.50% to 4.50% p.a.	Jul/18 to Jan/21	263,972	444,847
Banco BNP Paribas (3)	USD	Libor 6M + 2.53% p.a.	Dec/17	-	78,065
Banco Europeu de Investimento (BEI) (2)	USD	Libor 6M + 0.941% to 1.32% p.a.	Aug/19 to Feb/20	-	622,980
Bank of America (Res. 4131) (4)	USD	Libor 3M + 2.00% p.a.	Sep/18	-	324,860
KFW (3)	USD	Libor 6M+ 1.35% p.a.	Apr/19	110,937	182,046
KFW Finnvera (3)	USD	Libor 6M+ 0.75% p.a.	Jan/24	260,522	121,038
Cisco Capital (4)	USD	1.80% to 2.50% p.a.	Sep/18 to Dec/20	198,990	294,138
Total				4,690,944	6,719,782
Current portion				(1,351,860)	(1,145,225)
Non-current portion				3,339,084	5,574,557

Guarantees:

(1)

Guaranteed by holding TIM Participações and collateral of some receivables of TIM Celular

(2)

Bank escrow and Surety by holding TIM Participações.

(3)

Guaranteed by holding TIM Participações.

(4)

No guarantee

The parent company TIM Participações does not have borrowings and financing as of December 31, 2017.

The financing arranged by TIM Celular with BNDES, were raised for the purpose of expanding the mobile phone network. They include covenants that require certain financial ratios to be attained, calculated half-yearly. The subsidiary TIM Celular has complied with these financial ratios.

In April 2017, the Company disbursed with KfW/Finnvera of the amount ofnearly R$149 million. For the purpose of eliminating any risk of change in the foreign-exchange rate, a swap transaction was contracted in advance.

In April 2017, the Company prepaid the financing agreement signed in 2011 with European Investment Bank, totaling R$602 million. This line was originally expected to mature in August 2019 and February 2020.

In March 2017, the Company prepaid the existing loan granted by Bank of America (BOFA), in the amount of R$315 million. The original maturity of this debt was estimated to occur in September 2018.

In December 2017, the Company prepaid R$800 million of the debt to BNDES, reducing the debit balance of the facility. The prepayment did not change the original payment schedule, the last installment of which matures in July 2022. In January 2018, a further R$500 million was settled in advance, without, however, changing the payment schedule.

All prepayments made were intended to enable the Company’s effective management of indebtedness and cash.

The table below sets forth the status of the financing and credit facilities available:

						Amount used as of
Type	Currency	Date of Opening	Term	Total amount	undrown balance	December 31, 2017
BNDES (1)	R$	Dec/15	Dec/17	60,995	-	-
BNDES (1)	TJLP	Dec/15	Dec/18	2,940	2,940	-
Total R$				63,935	2,940	-

KFW Finnvera (2)	USD	Dec/15	Jun/18	150,000	51,094	93,088

Purpose:

(1)

Financing of TIM’s Innovation Projects for the years 2016, 2017 and 2018. To date, the Company has opted not to draw down the credit facility available.

(2)

Financing of purchases of imported equipment and services for the years 2015, 2016 and 2017. The amount of US$93 million was equivalent to R$310 million on the date of payment.

The PSI (Investment Sustainment Program) financing lines, obtained from BNDES, refer to specific programs of this institution and have interest rates lower than those used in ordinary BNDES operations. The balance as of December 31, 2017, corresponding to the adjustment of the subsidy granted by the BNDES for all the PSI lines is approximately R$89 million. This amount was recorded in “Deferred Revenues” under “Government Subsidies” (note 23) line and deferred for the useful life of the asset being financed and appropriated to income in “Subsidy income” (note 30).

The subsidiary TIM Celular has swap transactions to fully protect itself against any devaluation of the Brazilian currency against the US Dollar in its borrowings and financing transactions. Nevertheless, this is not classified as hedge accounting.

The long-term portions of borrowings and financing as of December 31, 2017, mature as follows:

Consolidated
2019	1,193,992
2020	857,304
2021	768,270
2022	461,909
2023	18,883
2024	38,726
3,339,084

The table below includes the schedule of nominal values of borrowings and financing estimated until the termination of the agreements.

Nominal Value
2018	1,673,562
2019	1,429,560
2020	1,007,078
2021	847,626
2022	477,307
2023	20,129
2024	39,170
5,494,432

Loans and financing fair value

In Brazil there is no consolidated long-term debt market with the characteristics of the BNDES facilities. In addition to the returns on long-term debt, the institutions take into account the social benefits of each project for which financing is granted. For the purpose of fair value analysis, given the absence of a similar market and the requirement that the projects address governmental interests, the fair value of the borrowing is usually taken to be that shown in the accounting records.

The amount of PSI credit lines is recorded at their fair value at the withdrawal date and the fair value is calculated considering the CDI rate at the withdrawal date.

Another transaction contracted with extremely specific features is the loan obtained from KFW Finnvera. This transaction is secured by Finnvera, a Finnish agency that operates as a development institution. Given the features of this transaction, the Company believes that its fair value is equal to that shown in the Company’s balance sheet.

Regarding the funds raised with Cisco Capital and KFW, current market conditions do not indicate the existence of any factor that might lead to a fair value different for these transactions to that shown in the accounting records.

Indirect taxes, charges and contributions payable

	Parent Company		Consolidated
	2017	2016	2017	2016

ICMS	-	-	236,230	381,659
ANATEL taxes and charges	-	-	20,431	19,537
ISS	365	309	47,485	45,325
Others	5	14	3,647	6,721
	370	323	307,793	453,242

Current portion	(370)	(323)	(305,266)	(453,130)
Non-current portion	-	-	2,527	112

Direct taxes, charges and contributions payable

The current income tax and social contribution charges are calculated based on the tax laws enacted or substantially enacted up to the balance sheet date.

Brazilian tax legislation allows companies to choose for quarterly or monthly payments of income tax and social contribution. From 2016 on the Company chose to make monthly payment of income tax and social contribution.

	Parent Company		Consolidated
	2017	2016	2017	2016

Income tax and social contribution	-	-	391,813	507,915
PIS/COFINS	212	14	38,880	59,811
Others (*)	6	17	36,881	54,840
	218	31	467,574	622,566

Current portion	(218)	(31)	(260,786)	(363,726)
Non-current portion	-	-	206,788	258,840

(*) Refers basically to the subsidiary TIM Celular joining, since 2009, the REFIS program, a federal fiscal program that permits the Companies to pay the due debts on federal taxes (PIS, Cofins, IR and CSLL) in installments, the final maturity of which will be on October 31, 2024.

Deferred revenues

	Consolidated
	2017	2016

Prepaid services to be provided (1)	388,301	716,650
Government grants (2)	89,036	117,758
Network swap (3)	20,191	28,932
Anticipated receipts	22,627	18,554
Deferred revenues for sale of towers (4)	951,208	991,750
	1,471,363	1,873,644

Current portion	(480,431)	(812,340)
Non-current portion	990,932	1,061,304

(1) This refers to reload of voice and data credits not yet used by customers involving pre-paid system services, which are appropriated to income when customers actually avail themselves of these services.

(2) Refers to the release of funds under the credit facility from the BNDES Investment Sustainment Program (BNDES PSI). The total sum of the subsidies granted by the BNDES through December 31, 2017, was R$203 million. This amount is being amortized according to useful life of the asset being financed and appropriated to the “Other income (expenses), net” (note 30).

(3) Refers mainly to the transfer of onerous contracts and reciprocal infrastructure of fiber optics (note 11).

(4) Refers to amounts to be appropriated from sales of towers (note 16).

Provision for legal and administrative proceedings

The Company and its subsidiaries are parties to legal and administrative proceedings in the civil, labor, tax and regulatory spheres which arise in the normal course of their business.

The provision is set up at an amount deemed sufficient and adequate to cover losses and risks considered probable, based on analysis by the Company’s legal consultants and by Management. Situations where losses are considered probable and possible are subject to disclosure for their adjusted amounts, and those where losses are considered remote are not disclosed.

The updated provision set up for legal and administrative proceedings is made up as follows:

	Parent company		Consolidated
	2017	2016	2017	2016

Civil (a)	-	-	132,422	141,988
Labor (b)	2,672	1,982	184,311	90,789
Tax (c)	-	-	180,643	216,423
Regulatory (d)	-	-	30,944	29,282
	2,672	1,982	528,320	478,482

The changes in the provision for legal and administrative proceedings can be summarized as follows:

	2016	Additions, net of reversals	Payments	Monetary adjustment	2017

Civil (a)	141,988	261,995	(345,035)	73,474	132,422
Labor (b)	90,789	70,775	(9,597)	32,344	184,311
Tax (c)	216,423	38,973	(84,215)	9,462	180,643
Regulatory (d)	29,282	726	(823)	1,759	30,944
	478,482	372,469	(439,670)	117,039	528,320

The Company and its subsidiaries are subject to various legal and administrative proceedings filed against them by consumers, suppliers, service providers and consumer protection agencies, in connection with a number of issues that arise in the regular course of business of the entities. The main cases are summarized as follows:

a. Civil Claims

a.1.

Consumer lawsuits

The subsidiaries are parties to lawsuits that refer to some claims that have been filed by consumers at the legal and administrative levels. These claims, which amount to R$88,636 (R$105,112 as of December 31, 2016), refer basically to alleged wrong collections, contract cancellation, service quality, deficiencies and failures in equipment delivery, and unjustified inclusion in credit protection services.

a.2.

Procon and Public Prosecutor’s Office

TIM is a party to court and administrative lawsuits filed by the Public Prosecutor’s Office and Procon (Consumer Protection Agency) arising from consumer complaints that include: (i) alleged failure in the provision of network services; (ii) challenges about the quality of client assistance; (iii) alleged violation of SAC Decree; (iv) alleged violation of agreements; (v) alleged false advertising; and (vi) discussion about the charging of loyalty fine in cases of theft of handset. The amounts involved total R$4,551 (R$4,705 as of December 31, 2016).

a.3.

Former trade partners

TIM is a defendant in lawsuits filed by former trade partners that claim, among others, amounts on the basis of alleged non-compliance with agreements. The amounts involved total R$13,152 (R$8,661 as of December 31, 2016).

a.4.

Others

TIM is a defendant in other non-consumer lawsuits filed by different agents to challenge, among other: (i) renewal of lease agreements; (ii) share subscription; (iii) indemnities; (iv) alleged non-compliance with agreements; and (v) collection suit. The amounts involved total R$18,224 (R$20,120 as of December 31, 2016).

a.5

Social and environmental, and infrastructure

The subsidiaries are parties to lawsuits involving different agents that challenge several licensing aspects, such as environmental licensing and structure licensing (installation/operation). The amounts involved total R$3,157 (R$3,390 as of December 31, 2016).

b.

Labor claims

The main outstanding labor claims are summarized below:

Claims filed by former employees, in relation to matters such as salary differences, wage parity, payments of variable compensation/commissions, additional legal payments, overtime and other provisions established during the period prior to privatization, as well as by former employees of service providers who, in accordance with the labor legislation in force, have filed claims against the Company and/or its subsidiaries on the grounds that they are responsible for labor related obligations that were not satisfied by the service provider companies.

Out of the 1,845 labor claims as of December 31, 2017, (1,074 as of December 31, 2016) filed against the Company and its subsidiaries, most of them relate to employment claims filed by employees as well as claims that involve former employees of service providers. The provision for these cases amounts to R$172,467, monetarily restated (R$81,876 as of June 30, 2016).

A significant portion of this provision relates to the organizational restructuring processes, especially the closure of the Client Relationship Centers (call centers), as well as processes relating to the internal sites of TIM, which resulted in the termination of staff. As of December 31, 2017, the provision for these cases amounts to R$21,758, monetarily restated (R$10,742 as of December 31, 2016).

c.

Tax processes

	Consolidated
	2017	2016
Federal taxes	33,907	57,393
State taxes	59,403	64,280
Municipal taxes	1,738	1,629
TIM S.A. proceedings (purchase price allocation)	85,595	93,121
	180,643	216,423

The total provision recorded is substantially composed of the following proceedings, and the amounts indicated are estimated at the indices established by the federal, state and/or municipal governments for taxes in arrears, being substantially linked to the variation in the SELIC (Special Settlement and Custody System) rate:

Federal taxes

The provision is substantially composed of the following proceedings:

(i) The provision for TIM Celular has been made for twelve cases referring to questionings regarding the taxes levied on CIDE (Contribution for Intervention in the Economic Domain), CPMF (Provisional Contribution on Financial Transactions), CSLL (Social Contribution on Net Income) and IRRF (Withholding Income Tax) transactions, the voluntary reporting of the penalty regarding FUST (Telecommunications Services Universalization Fund) payment and ancillary obligations. From these cases, the main amounts relate to court actions in which TIM intends to have the right not to pay for the CPMF (a Federal contribution on financial movements) allegedly due to simultaneous purchase and sale transactions of foreign currency and change of accountholder as result of merger, whose amounts provisioned, considering the recent conversion into income in favor of the Federal Government, currently total R$9,092 (R$33,172 as of December 31, 2016), as well as the amount corresponding to the fine and interest on FUST contribution for the year 2009, which does not include benefit from voluntary reporting, for which the amount provisioned in August 2015 and updated is R$13,516 (R$12,683 as of December 31, 2016).

(ii) The provision for Intelig regarding federal taxes has been made for three cases of questioning of federal tax offsetting using the negative balance of IRPJ and the CSLL carried forward from periods prior to offsetting, totaling the updated amount of R$5,914 (R$6,077 as of December 31, 2016).

State taxes

The provision is substantially composed of the following proceedings:

(i) The provision for TIM Celular covers forty-three proceedings, of which the most important are the amounts for tax assessments questioning the usage of ICMS debits, as well as the documentation supporting the credits appropriated by the Company, for which the updated amount provided is R$14,610 (R$13,652 as of December 31, 2016), as well as amounts allegedly not subject to taxation, regarding the provision of telecommunication services, for which the updated amount is R$4,605 (R$4,183 as of December 31, 2016).

(ii) The provision for TIM S.A referring to state taxes covers seven proceedings, and includes the amounts for assessments questioning the documentation that supported the credits appropriated by the Company, for which the updated amount provided is R$6,940 (R$14,414 as of December 31, 2016).

Municipal taxes

These include the amounts involved in assessments questioning the withholding and payment of the ISS-source on services provided by third parties with no employment relationship, as well as the payment of own ISS regarding co-billing services.

TIM S.A PPA

Tax proceedings arising from the acquisition of TIM S.A and included in its purchase price allocation process, amount to R$85,595 (R$93,121 as of December 31, 2016).

d.

Regulatory processes

ANATEL has brought administrative proceedings against the subsidiaries for: (i) failure to meet with certain quality service indicators; (ii) default on certain obligations assumed under the Instruments of Authorization; and (iii) non-compliance with the regulations of SMP and STFC, among others.

As of December 31, 2017, the amount classified as probable risk related to Procedures to Verify Breaches of Obligations (“PADOs”), after monetary adjustment, is R$30,796 (R$29,282 as of December 31, 2016).

e.

Legal and administrative processes involving possible losses

Civil, labor, tax and regulatory actions have been filed against the Company and its subsidiaries involving risk of loss that is classified as possible by the Company’s legal advisors and the Management. No provisions have been set up for these legal and administrative proceedings and no materially adverse effects are expected on the financial statements, as shown below:

	Consolidated
	2017	2016

Civil (e.1)	1,286,252	1,698,901
Labor and social security (e.2)	763,505	678,290
Tax (e.3)	14,528,617	13,832,157
Regulatory (e.4)	178,908	69,572
	16,757,282	16,278,920

The administrative and legal proceedings assessed as possible losses and monitored by the Management are disclosed at their updated values.

The main actions where the risk of loss is classified as possible are described below:

e.1. Civil

Consolidated
	2017	2016
Actions filed by consumers (e.1.1)	453,231	679,577
ANATEL (e.1.2)	217,012	202,777
Procon and Public Prosecutor’s Office (e.1.3)	158,620	316,007
Former trade partners (e.1.4)	182,843	203,314
Social and environmental, and infrastructure (e.1.5)	158,287	130,894
Others	116,259	166,332
	1,286,252	1,698,901

e.1.1. Actions filed by consumers

These actions refer particularly to alleged undue billing, contract cancellation, service quality, deficiencies and failures in equipment delivery, and unjustified inclusion in bad debtors’ lists.

e.1.2. ANATEL

The subsidiaries are parties to lawsuits filed against ANATEL, due to the following reasons: (i) debit regarding the collection of 2% on the revenues obtained from value-added services – VAS and interconnection; (ii) pro rata monetary restatement applied to the price proposal established in the call notice for use of 4G frequencies; and (iii) alleged non-compliance with service quality targets.

e.1.3. Procon and Public Prosecutor’s Office

TIM is a party to court and administrative lawsuits filed by the Public Prosecutor’s Office and Procon (Consumer Protection Agency) arising from consumer complaints that include: (i) alleged failure in the provision of network services; (ii) alleged failure in the delivery of devices; (iii) alleged non-compliance with state legislations; (iv) contract model and alleged undue charging of Value-Added Services - VAS; (v) alleged violation of SAC Decree; (vi) alleged violation of agreements; and (vii) blocking of data.

e.1.4. Former trade partners

TIM is a defendant in actions filed by several former trade partners who are claiming, among others, amounts on the basis of alleged non-compliance with agreements.

e.1.5. Social, environmental and infrastructure

The subsidiaries are parties to lawsuits involving different agents that challenge aspects related to (1) Environmental licensing and Structure licensing (installation/operation) and (2) (i) electromagnetic radiation emitted by the Telecom structures; (ii) renewal of leasing land agreements to install sites; (iii) eviction from land leased to install sites; and (iv) presentation of registration data; among others.

e.2. Labor claims

There are 6,476 labor claims filed against the Company and its subsidiaries as of December 31, 2017, (6,039 as of December 31, 2016) related to claims made by former employees of service providers in the updated amount of R$763,505 (R$678,290 as of December 31, 2016).

A significant percentage of the existing proceedings relate to organizational restructuring processes, with highlight going to the closure of the Client Relationship Centers (Call centers), as well as processes relating to the internal sites of TIM, which resulted in the termination of employees. In addition to these proceedings, there are also those filed by outsourced service providers alleging an employment relationship with TIM, in the total updated amount of R$27,775 (R$9,256 as of December 31, 2016).

The Company is a party to public civil actions filed by the Labor District Attorney’s Office alleging irregular outsourcing practices and with collective moral damages due to outsourcing in the total updated amount of R$60,711 (R$60,351 as of December 31, 2016).

A group of actions have been filed in the State of Paraná, involving claims for damages in connection with contractual provisions stamped in the employees` work register. According to an internal rule, TELEPAR undertook to supplement the retirement benefits of employees hired up until 1982. Prior to privatization, TELEPAR had proposed to implement this benefit by means of the payment of a certain amount in cash in the amount of R$3,210 as possible risk and the amount of R$5,654 as probable risk (R$3,521 updated as possible risk and R$711 updated as possible risk as of December 31, 2016).

It should also be pointed out that there is a group of labor claims, particularly in São Paulo and Rio de Janeiro, from former Gazeta Mercantil, Jornal do Brasil and JB Editora employees who have filed claims requesting inclusion of Holdco as defendant. Prior to the merger with TIM Participações, Holdco belonged to the Docas economic group, of which Gazeta Mercantil and Jornal do Brasil are part.

The remaining amounts relate to various labor claims lawsuits filed by former own employees and former employees of third-parties.

e.2.1. Social Security

TIM Celular received a Debit Assessment Notice referring to alleged irregularity in the payment of social security contributions in connection with the payment of profit-sharing in the updated amount of R$4,995 (R$5,372 as of December 31, 2016).TIM Celular was also assessed for social security contributions that were allegedly due in connection with hiring bonus, non-adjusted bonus, payments to self-employed persons and sales incentives in the updated amount of R$9,868 (R$5,686 as of December 31, 2016).

TIM S.A. received Tax Assessments Debits regarding alleged irregularity in the payment of social security contributions levied on profit sharing; retention of 11% on service agreements; failure to pay Management’s fees and failure to properly fill out the FGTS– GFIP tax form, and erroneous GFIP declaration in the updated amount of R$43,756 (R$43,496 as of December 31, 2016).

e.3. Tax

	Consolidated
	2017	2016
Federal Taxes (e.3.1)	3,752,877	3,560,440
State Taxes (e.3.2)	7,407,881	6,982,809
Municipal Taxes (e.3.3)	658,783	509,613
FUST, FUNTTEL and EBC (e.3.4)	2,709,076	2,779,295
	14,528,617	13,832,157

The amounts are adjusted based on an estimate of the SELIC rate. The historical amount involved is equivalent to R$9,836,184.

e.3.1. Federal Taxes

Assessment against TIM Group for federal taxes amounted to R$3,752,877 as of December 31, 2017, (R$3,560,440 as of December 31, 2016). Of this total, the following issues stand out:

(i)

Alleged error in the use of tax credits due to a reverse merger, amortization of goodwill paid on the acquisition of mobile phone companies, deduction of goodwill amortization expenses, exclusion of goodwill reversal, other effects and the disallowance of set-offs and estimated deductions paid, allegedly improper use of SUDENE benefits caused by lack of formalization on these benefits on Federal Revenue Department (RFB) and failure to pay the estimated IRPJ and CSLL amounts. The amount involved is R$2,552,068 (R$2,190,975 as of December 31, 2016).

(ii)

Method of offsetting tax losses and negative bases. The amount involved is R$192,417 (R$93,245 historically) (R$185,001 as of December 31, 2016).

(iii)

Collection of CSLL on monetary variations for swap transactions, registered through on a cash basis. The amount involved is R$62,312 (R$58,914 as of December 31, 2016).

(iv)

Payment of IRRF on revenues from overseas residents, including those remitted for international roaming and payment to unidentified beneficiaries, as well as collection of CIDE on royalties remitted overseas, including remittances for international roaming. The amount involved for Tim Celular is R$241,431 (R$229,061 as of December 31, 2016), and, for TIM S.A., the amount is R$56,469 (R$52,963 as of December 31, 2016).

(v)

Charge of IRPJ, PIS/COFINS and CSLL debts for the non-approval or partial approval of offsettings carried out by the Company using credits from withholding tax on financial investments and negative IRPJ balance. The amount involved is R$396,103 (R$412,741 as of December 31, 2016).

e.3.2. State Taxes

Assessment against TIM Group for state taxes amounted to R$7,407,881 as of December 31, 2017 (R$6,982,809 as of December 31, 2016). Of the total amount the following issues stand out:

(i)

Failure to include unconditional discounts offered to customers in the ICMS calculation base, and a fine for alleged failure to comply with related ancillary obligations, including failure to submit register 60i of the SINTEGRA file. The amount involved is R$1,244,936 (R$1,200,113 as of December 31, 2016).

(ii)

Use of tax benefit (Program for Promoting the Integrated and Sustainable Economic Development of the Federal District - PRÓ-DF) granted by the tax authority itself, but subsequently declared unconstitutional and alleged undue credit of ICMS on interstate purchases of goods with tax benefits granted in the state of origin. The amount involved is R$1,055,667 (R$985,842 as of December 31, 2016).

(iii)

Credit reversal and late use of credit for purchase of fixed assets. The amount involved for TIM Celular is R$784,654 (R$907,777 as of December 31, 2016), and the amount involved for TIM S.A. is R$19,950 (R$19,534 as of December 31, 2016).

(iv)

ICMS credits booked and debits reversed, as well as identification and supporting documentation for amounts and information passed to customer bills, such as tax rates and credit granted, as well as credits related to transactions with tax substitution, and exempt and non-taxable transactions. The amount involved for TIM Celular is R$1,698,409 (R$1,230,516 as of December 31, 2016), and the amount involved for TIM S.A. is R$128,875 (R$111,625 as of December 31, 2016).

(v)

Use of credit to purchase electricity for the companies’ production processes. The amount involved is R$131,625 (R$322,722 as of December 31, 2016).

(vi)

Alleged failure to deduct tax on network lease of means operations where the tax originally deferred was allegedly not paid in the subsequent phase, pursuant to Agreement 128/98. The amount involved is R$120,880 (R$112,537 as of December 31, 2016).

(vii)

Liability for ICMS and FECOP (State Anti-Poverty Fund) on fixed asset purchases and other transactions and on the provision of telecommunications services in specific cases determined by the law. The amount involved is R$175,729 (R$169,431 as of December 31, 2016).

(viii)

Alleged conflict between ancillary obligations data and the payment of the tax, and specific questioning regarding the fine charged due to non-compliance with ancillary obligations. The amount involved is R$253,443 (R$234,006 as of December 31, 2016).

(ix)

Alleged failure to pay ICMS arising from debts reversed regarding pre-paid services, as well as alleged undue ICMS credit regarding outgoing goods allegedly benefiting from a reduction in the calculation base. The amount involved is R$73,722 (R$69,195 as of December 31, 2016).

(x)

Taxation of international roaming services. The amount involved is R$45,917 (R$39,665 as of December 31, 2016).

(xi)

Credits booked for the return of cell phones on free lease. The amount involved is R$185,526 (R$105,418 as of December 31, 2016).

(xii)

Cancellation of telecommunications service due to improper invoicing/subscription fraud, and alleged incorrect use of credit and duplication of ICMS. The amount involved is R$23,797 (R$22,499 as of December 31, 2016).

(xiii)

Collection of ICMS tax on subscription services excluded from the ICMS calculation base due to their classification as non-telecom services. The amount involved is R$112,848, with no corresponding amount in December 31, 2016.

e.3.3. Municipal Taxes

The total assessment against the TIM Group for municipal taxes is R$658,783 as of December 31, 2017 (R$509,613 as of December 31, 2016). Of this amount, the following issues stand out:

(i)

Payment of ISS and of a punitive fine for failure to pay the alleged tax on various revenue accounts of the Company. The amount involved is R$136,732 (R$128,145 as of December 31, 2016).

(ii)

Collection of ISS on import of services. The amount involved is R$269,547 (R$183,962 as of December 31, 2016).

(iii)

Constitutionality of collection of the Operations Monitoring Charge (TFF) by municipal authorities in several locations. The amount involved is R$107,519 (R$66,939 as of December 31, 2016).

e.3.4. FUST and FUNTTEL

The amount assessed against TIM Group for contributions to FUST and FUNTTEL is R$2,709,076 as of December 31, 2017 (R$2,779,295 as of December 31, 2016). The principal discussion involves the payment of the contributions to FUST and FUNTTEL (Telecommunications Technical Development Fund) as from the issue by ANATEL of Ruling No. 07/2005, relating primarily to the payment of the FUST and FUNTTEL contributions on interconnection revenues earned by telecommunications service providers, as from the effective date of Law No. 9998/2000.

e.4. Regulatory issues

ANATEL has filed administrative proceedings against the subsidiaries for: (i) not complying with certain quality indicators; (ii) defaulting on other obligations under Instruments of Authorization and; (iii) not complying with SMP and STFC regulations, among others.

As of December 31, 2017, the amount stated for Breach of Obligation procedures (locally PADOs), considering the monetary restatement that was considered possible loss was R$178,908 (R$69,572 as of December 31, 2016).

On obtaining an extension of authorization to use radio frequencies associated with SMP, TIM Celular subsidiary incurs contractual charges on net revenue from service plans sold under each authorization. However, ANATEL has included interconnection revenues in the calculation base for these charges since 2011, and revenues from value-added services since 2012. In our opinion, this revenue should not be included because it is not expressly stipulated in the original Instruments of Authorization; therefore the charges received are discussed in the administrative and/or legal spheres.

Asset retirement obligations

The changes in the obligations deriving from future asset retirement are set forth below:

	Consolidated
	2017	2016

Opening balance	21,726	31,609

Reversal/write-offs recorded throughout the year, net of additions	649	(11,029)
Monetary adjustment for the year	428	1,146

Closing balance	22,803	21,726

The provision is recorded based on the following assumptions:

•

the unitary dismantling costs are estimated, taking into account the services and materials involved in the process. The estimate is prepared by the network department based on the information currently available;

•

a timetable for the dismantling is estimated based on the useful life of the assets and the estimated initial costs are allocated through this timetable, updated by the expected inflation rate. The expected inflation rate is aligned with the projections prepared by the main market institutions; and

•

the rate used to discount the cash flows is the Company´s average debt cost, that was 8.92% p.a. as at December 31, 2017 (12.43% p.a. as of December 31, 2016).

Shareholders’ equity

a.

Capital stock

The capital stock is stated at the amount effectively raised from shareholders, net of the costs directly linked to the issuance process.

When a company within the Group purchases Company’s shares, aiming at holding them as treasury shares, the amount paid, including any directly attributable additional costs, is deducted from the Company’s shareholders’ equity until the shares are cancelled or reissued. When these shares are reissued subsequently, any amount received, net of additional costs directly attributable to the transaction, is included in shareholders’ equity.

The Company is authorized to increase its capital upon resolution by the Board of Directors, without amending the bylaws, up to the limit of 4,450,000,000 common shares.

The subscribed and paid up capital is represented as follows:

	2017	2016

Value paid up	9,913,415	9,913,415
(-) Funding costs	(47,117)	(47,117)
Net value paid up	9,866,298	9,866,298

Number of common shares	2,421,032,479	2,421,032,479

b.

Capital reserves

The use of capital reserves is according to the provisions of Article 200 of Law No. 6404/76, which refers to joint stock companies. These reserves are comprised of:

	2017	2016

Special goodwill reserve	380,560	380,560
Stock options	35,601	24,678
Tax benefit reserve	1,271,404	1,158,911
	1,687,565	1,564,149

b.1 Special goodwill reserve

The special goodwill reserve arose from the following transactions:

(i)

Takeover of the former subsidiaries TIM Sul and TIM NE - acquisition of minority shares

In 2005 the Company acquired all the shares held by the minority shareholders of TIM Sul S.A. and TIM Nordeste Telecomunicações S.A. This acquisition took place by issuing new shares of TIM Participações S.A., converting those companies into full subsidiaries. At that time, this transaction was recorded at the book value of the shares, no goodwill being recorded arising from the difference between market value and the shares negotiated.

When first adopting IFRS, the Company availed itself of the exemption that allows a subsidiary, when it adopts international accounting practices subsequent to its parent company having adopted IFRS, to consider the balances previously reported to the parent company for consolidation purposes. In the balance sheet of the transition to IFRS, the Company recorded the acquisition price based on the market value of the shares of TIM Participações S.A. at that time, recording goodwill amounting to R$157,556.

(ii)

Acquisition of the shares of Holdco - purchase of Intelig

On December 30, 2009, the Special General Meeting of TIM Participações approved the takeover of Holdco, a company that held 100% of the equity of Intelig, by TIM Participações. As a result of this transaction, the Company issued 127,288,023 shares.

Based on the former Brazilian accounting principles (“BR GAAP”), the acquisition was recorded at the net book value of the assets acquired on the base date November 30, 2009.

When IFRS was first adopted, the acquisition was recorded on the base date December 31, 2009, taking into account the market value of the common and preferred shares of TIM Participações on December 30, 2009, amounting to R$739,729. The difference between this amount and the book value recorded under the former BR GAAP (R$516,725) created goodwill against capital reserves of R$223,004.

b.2 Stock options

The balances recorded in these items represent the expenses of the Company and its subsidiaries for the stock options granted to their employees (Note 27).

During the year 2017, as a result of the Stock Option Plan (note 27), the Company disposed of 1,548,732 shares, being 197,132 at the cost of R$4.16, which is equivalent to R$821, and 1,351,600 shares at the cost of R$10,21, which is equivalent to R$13,796. Additionally, by means of the Stock Repurchase Programa launched in October 2017, the Company acquired 2,354,685 shares at the price of R$11.70, which is equivalent to R$27,734. As a result, the net effect on the stock repurchase transaction was R$13,118.

b.3 Tax benefit reserve

TIM Celular enjoys tax benefits that provide for restrictions in the distribution of profits of this subsidiary. According to the legislation that establishes such tax benefits, the amount of taxes waived as a result of exemptions and reductions in the tax charge may not be distributed to shareholders and must be registered as a tax incentive reserve of the legal entity. This reserve should only be used for offsetting of losses or capital increase. The accumulated amount of benefits enjoyed by TIM Celular as of December 31, 2017, and December 31, 2016, was R$1,271,404 and R$1,158,911, respectively.

Said tax benefit basically corresponds to a reduction in the Corporate Income Tax (IRPJ) on income from exploration, recorded by the units entitled to this benefit. The subsidiary operates in the area of the former Superintendence for Development of the Amazone (SUDENE/SUDAM), and the tax benefit reports are granted by state, for a period of 10 years, subject to extension.

c

Revenue reserves

c.1 Legal reserve

This refers to 5% of profit for every year ended December 31, until the legal reserve equals 20% of capital stock. Also, the Company is authorized to stop setting up a legal reserve when, together with the capital reserves, it exceeds 30% of capital stock.

This reserve can be used only for capital increase or offsetting of accumulated losses.

c.2 Statutory reserve for expansion

This reserve is set up based on paragraph 2, Article 46 of the Company’s bylaws and is intended for the expansion of the corporate business.

The balance of profits that are not compulsorily allocated to other reserves and that is not allocated for the payment of dividends, is allocated to this reserve, which may not exceed 80% of the capital stock. Once this limit is reached, it is incumbent on the shareholders’ meeting to decide on the balance, either distributing this to shareholders or increasing the capital.

d.

Dividends and Interest on shareholders’ equity (JCP)

Dividends are calculated in accordance with the bylaws and Brazilian Corporate Law.

As stipulated in its latest bylaws approved on April 12, 2016, the Company must distribute a mandatory dividend for each business year ended December 31, provided that funds are available for distribution, equivalent to 25% of the revised profit. As provided for in the Company’s bylaws, dividends not claimed within 3 years will be reversed to the Company.

On December 31, 2017, dividends and interest on equity were calculated as shown below:

	2017	2016

Net income for the year	1,234,507	750,427
(-) Legal reserve constitution	(61,725)	(37,521)
(-) Tax incentives not to be distributed	(112,493)	(118,250)
Revised profit	1,060,289	594,656

Minimum dividends calculated considering 25% of the revised profit	265,072	148,664

Breakdown of dividends payable and interest on equity:
Interest on shareholders’ equity	189,991	-
Dividends	103,325	148,664
Total dividends distributed and proposed	293,316	148,664
IRRF tax on interest on equity	(28,244)	-
Total dividends and interest on shareholders´equity, net	265,072	148,664

Dividends per share (Reais per share)	0.11	0.06

The balance of dividends and interest on shareholders’ equity payable as at December 31, 2017, contains amounts not settled in previous years, in the amount of R$40,266 (R$57,447 on December 31, 2016).

The variation in dividends and interest on equity is detailed below:

Balance on December 31, 2016	206,112

Intermediate interest on equity (after IRRF)	161,492
Statute of limitations of dividends	(23,179)
Payment of dividends and interest on equity	(304,415)
Withholding tax on interest on equity for tax-exempt shareholders	256
Dividends proposed	103,325

Balance on December 31, 2017	143,591

Interest on shareholders’ equity paid and/or payable is recorded against financial expenses, which, for the purposes of presentation of the financial statements, are reclassified and disclosed in allocation of net income for the year, in changes in shareholders’ equity. Interest on shareholders’ equity received and/or receivable is recorded against financial revenues, with impact on the equity accounting income. For disclosure purposes, the impacts on income are eliminated, and a reduction is recorded in the investment balance.

Regarding the statement of cash flow, interest on shareholders’ equity and dividends paid to shareholders were classified as “Financing Activities” .

Stock options

2011-2013 Plan and 2014-2016 Plan

At the annual meeting on August 5, 2011, and April 10, 2014, the shareholders of TIM Participações S.A. approved the long-term incentives plans, respectively the “2011-2013 Plan” and the “2014-2016 Plan,” for senior management and key executives of the Company and its subsidiaries.

The exercise of options of the 2011-2013 Plan depends on the achievement of specific performance targets, while the exercise of options of the 2014-2016 Plan is not subject to this condition. The Exercise Price is calculated with an upward or downward adjustment to the Base Share Price, according to shares performance, as provided for in each Plan.

Stock options are effective for 6 years and TIM Participações has no legal or informal obligation to repurchase or settle the options in cash.

There were no new grants in 2017, only ascertainments regarding  the next vestings, being the 3rd related to the 2014 grant, the 2nd related to the 2015 grant and the 1st related to the 2016 grant.

The variation in the quantity of options are presented below:

Date of grant	Stock Options Granted	Maturity date	Exercise price	Balance at the beginning of the year	Granted in the year	Exercised in the year	Forfeited in the year	Falling due in the year	Balance at the end of the year
2017
2014-2016 Plan – 3rd grant	3,922,204	Sep/22	R$8.10	3,922,204	-	(788,374)	(323,752)	-	2,810,078
2014-2016 Plan – 2nd grant	3,355,229	Oct/21	R$8.45	2,575,085	-	(760,358)	(713,561)	-	1,101,166
2014-2016 Plan – 1st grant	1,687,686	Sep/20	R$13.42	1,064,659	-	-	(405,939)	-	658,720
2011-2013 Plan – 3rd grant	3,072,418	Jul/19	R$8.13	1,091,464	-	-	(246,550)	-	844,914
2011-2013 Plan – 2nd grant	2,661,752	Sep/18	R$8.96	502,289	-	-	(246,733)	-	255,556
2011-2013 Plan – 1st grant	2,833,595	Aug/17	R$8.84	-	-	-	-	-	-
Total	17,532,884			9,155,701	-	(1,548,732)	(1,936,535)	-	5,670,434
Average weighted price for the year			R$8.72

(*) No options were exercised in 2017 for the “2011-2013 plan”, since minimum performance conditions have not been met. With regard to the 2nd grant for the 2014-2016 plan, during the first semester of 2017, 197,132 options were exercised at the price of R$8.73 (R$8.45 adjusted according to the performance goal at 3.33%). During the months of Oct-Dec, 109,470 options of the 2nd 2014-2016 grant were exercised at the prices of R$8.73  and R$8,16, with respect to the 1st and 2nd vestings, respectively. Also in the same period, 1,242,130 options of the 1st vesting of the 2016 grant 2016 were exercised at the price of R$7.69 (adjusted for the performance goal at -5%).

Date of grant	Stock Options Granted	Maturity date	Exercise price	Balance at the beginning of the year	Granted in the year	Exercised in the year	Forfeited in the year	Falling due in the year	Balance at the end of the year
2016
2014-2016 Plan -	3,922,204	set/22	R$8.10	-	3,922,204	-	-	-	3,922,204
3rd grant
2014-2016 Plan	3,355,229	out/21	R$8.45	3,355,229	-	-	(780,144)	-	2,575,085
2nd grant
2014-2016 Plan -	1,687,686	set/20	R$13.42	1,305,562	-	-	(240,903)	-	1,064,659
1st grant
2011-2013 Plan –	3,072,418	jul/19	R$8.13	1,531,984	-	-	(440,520)	-	1,091,464
3rd grant
2011-2013 Plan –	2,661,752	set/18	R$8.96	513,904	-	-	(11,615)	-	502,289
2nd grant
2011-2013 Plan –	2,833,595	ago/17	R$8.84	-	-	-	-	-	-
1st grant
Total	17,532,884			6,706,679	3,922,204		(1,473,182)		9,155,701
Average weighted price for the year			R$8,87

Below are the significant data included in the model:

Date of grant	Weighted average price of shares on the date of grant	Volatility	Expected useful life of the option	Annual interest rate without risk
2011 Grant	R$8.31	51.73% p.a	6 years	11.94% p.a
2012 Grant	R$8.96	50.46% p.a	6 years	8.89% p.a
2013 Grant	R$8.13	48.45% p.a	6 years	10.66% p.a
2014 Grant	R$13.42	44.60% p.a	6 years	10.66% p.a
2015 Grant	R$8.45	35.50% p.a	6 years	16.10% p.a
2016 Grant	R$8.10	36.70% p.a	6 years	11.73% p.a

The Base Share Price was calculated using the weighted prices of the shares of TIM Participações, during the following periods:

•

2011-2013 Plan – 1st Grant - Volume traded and the trading price of the shares in TIM Participações in the period of 30 days prior to 07/20/2011 (the date when the Board of Directors of TIM Participações approved the benefit).

•

2011-2013 Plan– 2nd Grant - Volume traded and the trading price of TIM Participações shares during the period 07/01/2012 to 08/31/2012.

•

2011-2013 Plan– 3rd Grant - Volume traded and the trading price of TIM Participações shares during the period of 30 days preceding 07/20/2013.

•

2014-2016 Plan– 1st Grant - Volume traded and the trading price of TIM Participações shares during the period of 30 days preceding the date determined by the Board of Directors of TIM Participações (September 29, 2014).

•

2014-2016 Plan– 2nd Grant - Volume traded and the trading price of TIM Participações shares during the period of 30 days preceding the date determined by the Board of Directors of TIM Participações (September 29, 2015).

•

2014-2016 Plan– 3rd Grant - Volume traded and the trading price of TIM Participações shares during the period of 30 days preceding the date determined by the Board of Directors (September 29, 2016).

Using the accrual basis of accounting, the expenses related to the long-term benefit plan are being accounted for on a monthly basis and, at the end of the year, totaled R$12,789 (R$3,802 on December 31, 2016).

28.

Revenues

Revenues from services rendered

The principal service revenues derive from monthly subscription, the provision of separate voice, SMS and data services, and user packages combining these services, roaming charges and interconnection revenue. The revenues are recognized as the services are used, net of sales taxes and discounts granted on services. These revenues are recognized only when the amount of services rendered can be estimated reliably.

The revenues are recognized monthly via invoicing, and billable revenues between the billing date and the end of the month (unbilled) are identified, processed and recognized in the month in which the service was rendered. Calculations of unbilled revenues from the previous month are reversed out and unbilled amounts are calculated at each month end, considering the revenues billed in the previous month.

Interconnection traffic and roaming revenues are recorded separately, without offsetting the amounts owed to other telecom operators (the latter are accounted for as operating costs).

The minutes not used by customers and/or reload credits in the possession of commercial partners regarding the prepaid service system are recorded as deferred revenues and allocated to income when these services are actually used by customers.

Revenues from product sales

Revenues from product sales (telephones, mini-modems, tablets and other equipment) are recognized when the significant risks and benefits of the ownership of such products are transferred to the buyer.

	Consolidated
	2017	2016

Service revenue - Mobile	20,147,585	20,188,962
Service revenue - Landline	1,285,930	1,178,856
Service revenue	21,433,515	21,367,818

Goods sold	1,177,559	1,377,771
Gross operating revenue	22,611,074	22,745,589

Deductions from gross revenue
Taxes	(5,027,406)	(5,694,886)
Discounts given	(1,329,600)	(1,394,223)
Returns and others	(20,109)	(39,067)
	(6,377,115)	(7,128,176)

Total net revenue	16,233,959	15,617,413

Operating costs and expenses

		Consolidated
	2017				2016
	Cost of services provided and goods sold	Selling expenses	General and administrative expenses	Total	Cost of services provided and goods sold	Selling expenses	General and administrative expenses	Total

Personnel	(48,802)	(602,578)	(305,036)	(956,416)	(59,026)	(673,571)	(272,699)	(1,005,296)
Third party services	(544,036)	(2,049,994)	(429,597)	(3,023,627)	(506,356)	(1,965,329)	(433,396)	(2,905,081)
Interconnection and means of connection	(2,632,593)	-	-	(2,632,593)	(2,676,813)	-	-	(2,676,813)
Depreciation and amortization	(3,018,597)	(162,020)	(571,126)	(3,751,743)	(2,884,639)	(181,916)	(445,536)	(3,512,091)
Taxes, fees and contributions	(36,625)	(919,018)	(11,963)	(967,606)	(33,627)	(1,047,416)	(13,474)	(1,094,517)
Rent and insurance	(609,595)	(92,363)	(62,954)	(764,912)	(551,020)	(101,731)	(72,276)	(725,027)
Cost of goods sold	(846,839)	-	-	(846,839)	(975,959)	-	-	(975,959)
Publicity and advertising	-	(410,982)	-	(410,982)	-	(438,837)	-	(438,837)
Losses on doubtful accounts	-	(316,387)	-	(316,387)	-	(266,442)	-	(266,442)
Others	(3,063)	(21,835)	(43,967)	(68,865)	(5,966)	(43,787)	(21,341)	(71,094)
	(7,740,150)	(4,575,177)	(1,424,643)	(13,739,970)	(7,693,406)	(4,719,029)	(1,258,722)	(13,671,157)

		Parent Company
	2017				2016
	Cost of services provided and goods sold	Selling expenses	General and Administrative Expenses	Total	Cost of services provided and goods sold	Selling expenses	General and Administrative Expenses	Total

Personnel	-	-	(22,613)	(22,613)	-	-	(13,648)	(13,648)
Third party services	-	-	(5,180)	(5,180)	-	-	(4,980)	(4,980)
Rent and insurance	-	-	(46)	(46)	-	-	(163)	(163)
Taxes, fees and contributions	-	-	(217)	(217)	-	-	-	-
Other	-	-	141	141	-	-	(554)	(554)
	-	-	(27,915)	(27,915)	-	-	(19,345)	(19,345)

The Company and its subsidiaries contribute to public and private pension insurance plans in a mandatory, contractual or voluntary manner during the time that the employee is working at the Company and its subsidiaries. These plans do not originate any additional obligation for the Company. When the employee leaves the Company or its subsidiaries in the period required for entitlement to receive the contributions made by the sponsors, the amounts to which the employee ceased to be entitled to, and that may represent a reduction in future contributions of the Company and its subsidiaries to active employees, or a refund in cash of these amounts, are recorded in assets.

In the year ended December 31, 2017, the Company recorded the amounts of R$4,111, R$4,352 and R$5,286 (R$3,596, R$4,229 and R$3,732 in December 31, 2016) for post-employment benefits in the groups of cost of services provided and goods sold, sales expenses, and general and administrative expenses respectively.

30.

Other income (expenses), net

	Parent company		Consolidated
	2017	2016	2017	2016
Income
Subsidy income, net	-	-	28,722	28,134
Fines on telecommunications services	-	-	41,699	39,639
Revenue from disposal of assets (*)	-	-	2,865	57,563
Other income	6	191	171,273	181,234
	6	191	244,559	306,570
Expenses
FUST/FUNTTEL (**)	-	-	(140,878)	(163.955)
Taxes, fees and contributions	-	-	(4,466)	(2.980)
Provision for legal and administrative proceedings, net of reversal	(816)	94	(366,476)	(352,154)
Expenses involving disposal of assets (*)	-	-	(6,618)	(14,473)
Other expenses	(94)	(79)	(24,831)	(21,987)
	(910)	15	(543,269)	(555,549)

Amortization of authorizations	-	-	(261,927)	(273,081)
	(910)	15	(805,196)	(828,630)

Other income (expenses), net	(904)	206	(560,637)	(522,060)

(*) During the year 2017, 54 towers were transferred under the 6th tranche to ATC, in accordance with the agreements entered into between the parties (note 16). Leaseback was analyzed and classified as a financial lease, considering the requirements provided for in IAS17/CPC 06 (R1), approved by Resolution of the CVM.

Risks and benefits of the assets were transferred to the purchaser on the dates of each transfer, and a net expense involving the disposal of these assets in the amount of R$1,802 in the period was recognized as other operating revenues (expenses).

(**) Expenses incurred with contributions on several telecommunications revenues due to ANATEL, according to the legislation in force.

31.

Financial income

	Parent company		Consolidated
	2017	2016	2017	2016

Interest on financial investments	1,671	2,610	369,517	477,667
Interest received from clients	-	-	38,227	43,340
Swap interest	-	-	32,300	129,179
Interest on leasing	-	-	22,709	25,756
Monetary adjustment	5,256	1,887	39,694	61,628
Other income	-	-	10,118	12,880
	6,927	4,497	512,565	750,450

32.

Financial expenses

	Parent Company		Consolidated
	2017	2016	2017	2016
Interest on borrowings and financing	-	-	(211,108)	(199,077)
Interest paid to suppliers	(1)	-	(998)	(21,474)
Interest on taxes and fees	(34)	(33)	(5,712)	(28,944)
Swap interest	-	-	(85,362)	(230,642)
Interest on leasing	-	-	(257,305)	(246,280)
Monetary adjustment	237	(318)	(278,272)	(269,031)
Discounts granted		-	(52,683)	(61,082)
Other expenses	(23,713)	(2,856)	(118,213)	(99,955)
	(23,511)	(3,207)	(1,009,653)	(1,156,485)

33.     Foreign exchange variations, net

	Parent Company		Consolidated
	2017	2016	2017	2016
Revenues
Borrowings and Financing	-	-	287,777	1,162,987
Suppliers	8	71	4,124	12,238
Swaps	-	-	130,971	512,824
Others	-	-	7,146	10,996
	8	71	430,018	1,699,045
Expenses
Borrowings and Financing	-	-	(271,286)	(714,773)
Suppliers	(39)	(36)	(6,819)	(8,213)
Swaps	-	-	(147,356)	(960,635)
Others	-	-	(5,305)	(20,269)
	(39)	(36)	(430,766)	(1,703,890)

Foreign exchange variations, net	(31)	35	(748)	(4,845)

The exchange variation for the year relates to borrowings and financing and suppliers in foreign currency. Derivative transactions were used to reduce their effects (note 38).

34. Income and Social Contribution Taxes

	Consolidated
	2017	2016
Current Income Tax and Social Contribution
Income tax for the year	(203,932)	(309,695)
Social Contribution for the year	(77,148)	(110,997)
Tax Incentive – SUDENE/SUDAM (*)	112,493	118,250
	(168,587)	(302,442)
Deferred Income Tax and Social Contribution
Deferred Income tax	(23,976)	29,482
Deferred Social Contribution	(8,631)	9,947
	(32,607)	39,429
Provision for Income Tax and Social Contribution Contingencies	185	124
	(32,422)	39,553
	(201,009)	(262,889)

The reconciliation of income tax and social contribution expenses calculated at the applicable tax rates plus the amounts reflected in the statement of income is set forth below:

	Parent Company		Consolidated
	2017	2016	2017	2016
Income before income tax and social contribution	1,234,507	750,427	1,435,516	1,013,316
Combined tax rate	34%	34%	34%	34%
Combined tax rate on income tax and social contribution	(419,732)	(255,145)	(488,075)	(344,527)
(Additions)/Exclusions:
Unrecognized/recognized tax losses and temporary differences	(3,620)	(6,025)	68,716	6,611
Equity Accounting Income	435,180	261,202	-	-
Permanent additions and exclusions:
Non-deductible expenses for tax purposes	(18)	(32)	(6,638)	(18,634)
Financial lease impact	-	-	(35,872)	(30,700)
Tax benefit on interest on shareholders’ equity allocated	(11,810)	-	64,597	-
SUDENE/SUDAM tax incentive (*)	-	-	112,498	118,250
Use of previously unrecognized tax losses	-	-	11,176	-
Other amounts	-	-	72,589	6,111
	419,732	255,145	287,066	81,638
Income tax and social contribution recorded in income for the year	-	-	(201,009)	(262,889)
Effective tax rate	-	-	14.00%	25.94%

(*) As mentioned on note 26 b.3, according to Article 443, item I, of Decree No. 3000/1999, investments subsidies not to be considered within the taxable income, they must be recorded as capital reserves, to be used only to offset losses or increase capital stock. The subsidiary TIM Celular has tax benefits compliant to these rules.

Earnings per share

(a)

Basic

Basic earnings per share are calculated by dividing income attributable to shareholders of the Company by the weighted average number of shares issued during the period.

	2017	2016

Income attributable to shareholders of the Company	1,234,507	750,427

Weighted average number of common shares issued (thousands)	2,420,016	2,420,237

Basic earnings per share (expressed in R$)	0.51	0.31

 (b)

Diluted

Diluted earnings per share are calculated by adjusting the weighted average number of shares outstanding to assume conversion of all dilutive potential shares.

	2017	2016

Income attributable to shareholders of the Company	1,234,507	750,427

Weighted average number of common shares issued (thousands)	2,241,072	2,420,241

Diluted earnings per share (expressed in R$)	0.51	0.31

The calculation of diluted earnings per share considered 1,056 thousand shares (4.53 thousand shares in 2016) related to the 2nd and 3rd Granting of Plan 2011-2013, and 2nd and 3rd granting of the 2014-2016 Plan, as mentioned in note 27.

Transactions with Telecom Italia Group

The consolidated balances of transactions with companies of Telecom Italia Group are as follows:

	Assets
	2017	2016
Telecom Italia Sparkle (1)	1,416	5,246
TI Sparkle (4)	1,544	2,471
TIM Brasil (6)	13,619	12,587
Grupo Havas (8)	115,840	-
Others	709	674
Total	133,128	20,978

	Liabilities
	2017	2016

Telecom Italia S.p.A. (2)	35,288	29,094
Telecom Italia Sparkle (1)	10,686	22,898
TI Sparkle (4)	9,223	7,822
TIM Brasil	4,903	4,877
Vivendi Group (7)	6,430	3,947
Gruppo Havas (8)	29,008	-
Others	107	38
Total	95,645	68,676

	Revenue
	2017	2016

Telecom Italia S.p.A. (2)	665	3,090
Telecom Argentina Group (1)	-	8,232
Telecom Italia Sparkle (1)	5,281	4,694
TI Sparkle (4)	692	1,627
Total	6,638	17,643

	Costs/Expenses
	2017	2016

Telecom Italia S.p.A. (2)	8,440	6,801
Telecom Italia Sparkle (1)	26,775	39,913
Telecom Argentina Group (1)	-	713
TI Sparkle (4)	30,734	52,938
Generali (5)	3,254	194
Vivendi Group (7)	16,361	8,075
Gruppo Havas (8)	127,730	1,834
Italtel (3)	3,102	-
Total	216,396	110,468

(1)

These amounts refer to roaming, value-added services (VAS), assignment of means and international voice data - wholesale. The “Telecom Argentina Group” consists of the companies Telecom Personal, Telecom Argentina and Nucleo. On March 8, 2016, Telecom Italia concluded the sale of its 100% interest held in Telecom Argentina Group.

(2)

These amounts refer to international roaming, technical post-sales assistance and value-added services (VAS).

(3)

The amounts refer to the development and maintenance of software used in invoicing telecommunications services.

(4)

The amounts refer to the lease of links and EILD, lease of means (submarine cables) and signaling services.

(5)

The amounts refer to insurance coverage taken out for operating risks, civil liability and health insurance among others.

(6)

The amounts refer mainly to judicial deposits related to labor proceedings.

(7)

The amounts refer to value-added services (VAS).

(8)

The amounts refer to publicity services.

In the third quarter of 2017, “Lan Group” changed its name to “TI Sparkle.”

The balance sheet account balances are recorded in the following groups: trade accounts receivable, prepaid expenses, suppliers and other current assets and liabilities.

The Company’s social initiatives include donations, projects undertaken by the TIM Institute, and sponsorships. In 2017, the Company invested R$5,014 million, from its own funds, in social benefits.

Management Remuneration

Key Management personnel includes the statutory officers and the Board of Directors. The compensation of key Management personnel for services rendered is shown below:

	2017	2016

Salaries and other short-term benefits	21,757	18,523
Share-based payments	6,791	1,200
	28,548	19,723

Financial instruments and risk management

The financial instruments registered by the Company and its subsidiaries include derivatives, which are financial liabilities measured at fair value through profit or loss. At each balance sheet date they are measured at their fair value. Interest, monetary adjustment, exchange variation and variations arising from measurement at fair value, where applicable, are recognized to income when incurred, under financial revenues or expenses.

Derivatives are initially recognized at fair value as of the date of the derivative agreement, being subsequently revised to fair value. The method used for recognizing any gain or loss depends on whether the derivative is assigned or not as a hedge instrument in cases where hedge accounting is adopted.

Through its subsidiaries, the Company performs non-speculative derivative transactions, to i) reduce the exchange variation risks and ii) manage exposure to the interest risks involved. The Company’s derivative financial transactions consist specifically of swap and foreign exchange fund contracts.

The Company’s financial instruments are presented, through its subsidiaries, in compliance with IAS 32 (CPC 39).

Accordingly, the major risk factors to which the Company and its subsidiaries are exposed as follows:

(i) Exchange variation risks

Exchange variation risks refer to the possibility of subsidiaries incurring i) losses on unfavorable exchange rate fluctuation, which would increase the outstanding balances of borrowings taken in the market along with the related financial expenses; or ii) increase in the cost of commercial agreements affected by exchange variation. In order to reduce this kind of risk, the subsidiaries enter into i) swap contracts with financial institutions with the purpose of avoiding the impact of exchange rate variations on borrowings and financings; and ii) trade agreements containing sections that provide for foreign exchange bands with the purpose of partially reducing exchange rate risks.

On December 31, 2017, the borrowings and financing of the subsidiaries indexed to foreign currency were fully hedged by swap contracts in terms of time and amount. Any gains or losses arising from these swap contracts are charged to earnings of the subsidiaries.

Besides the risks mentioned above, no other significant financial assets and liabilities are indexed to foreign currencies.

(ii) Interest rate risks

Interest rate risks relate to:

- the possibility of variations in the fair value of TJLP-indexed financing taken by the subsidiary TIM Celular, when these rates are not proportional to that of the Interbank Deposit Certificates (CDI). As of December 31, 2017, the subsidiary TIM Celular has no swap transactions linked to the TJLP.

- the possibility of unfavorable changes in interest rates would result in higher finance costs for the subsidiaries due to the indebtedness and the obligations assumed by the subsidiaries under the swap contracts indexed to floating interest rates (CDI percentage). However, at December 31, 2017, the subsidiaries’ financial funds were invested in Interbank Deposit Certificates (CDI) and this considerably reduces such risk.

(iii) Credit risk inherent to the provision of services

This risk involves the possibility of the subsidiaries incurring losses arising from the inability of subscribers to pay the amounts billed to them. To minimize this risk the subsidiaries engage in preventive credit analysis of all requests submitted by the sales area and monitor the accounts receivable from subscribers, freezing the ability to use the services, among other actions, in case customers do not pay their debts. No customers contributed with more than 10% of the net account receivables on December 31, 2017, and December 31, 2016 or revenues from services rendered.

(iv) Credit risk inherent to the sale of handsets and prepaid telephone cards

The policy of the subsidiaries in selling handsets and distributing prepaid telephone cards is directly related to the credit risk levels acceptable during the normal course of business. The choice of partners, the diversification of the portfolio of accounts receivables, monitoring borrowing conditions, positions and order limits established for traders and the constitution of real guarantees are the procedures adopted by the subsidiaries to contain possible problems in collecting from their business partners. There are no customers that contributed with more than 10% of the net accounts receivable on December 31, 2017 and December 31, 2016 or 10% of sales revenues.

(v) Financial credit risk

The cash flow estimate is made and aggregated by the finance and treasury department of the Company. This department monitors the continuous liquidity requirements estimates in order to ensure that the Company has sufficient cash to meet its operating needs. This estimate takes into account investment plans, debt financing, compliance with contractual clauses, compliance with internal goals and, if applicable, compliance with regulatory, external or legal requirements.

This risk relates to the possibility of the Company and its subsidiaries incurring losses from difficulty in realizing their short-term investments and swap contracts due to bankruptcy of the counterparties. The subsidiaries minimize the risk associated with these financial instruments by operating only with sound financial institutions, and adopting policies that establish maximum risk concentration levels by institution.

Fair value of derivative financial instruments

The consolidated derivative financial instruments are shown as follows:

	2017			2016
	Assets	Liabilities	Net	Assets	Liabilities	Net

Transactions with derivatives	80,790	(32,463)	48,327	216,922	(81,473)	135,449

Current portion	53,875	(14,044)	39,831	82,454	(36,163)	46,291
Non-current portion	26,915	(18,419)	8,496	134,468	(45,310)	89,158

The consolidated financial derivative instruments with long-term maturities at December 31, 2017 are as follows:

	Assets	Liabilities
2019	20,006	6,588
2020	1,382	6,588
2021	1,382	1,747
2022 onwards	4,145	3,496
	26,915	18,419

Non-derivative financial liabilities substantially comprise suppliers, dividends payable and other obligations maturing in the next 12 months, except for loans and financing and financial lease, whose nominal payment flows are disclosed in notes 20 and 16.

Consolidated financial assets and liabilities valued at fair value:

2017
	Level 1	Level 2	Total balance
Assets
Financial assets valued at fair value
Securities	765,614	-	765,614
Derivatives used for hedging purposes	-	80,790	80,790
Total assets	765,614	80,790	846,404
Liabilities
Financial liabilities valued at fair value through profit loss
Derivatives used for hedging purposes	-	32,463	32,463
Total liabilities	-	32,463	32,463

12/2016
	Level 1	Level 2	Total balance
Assets
Financial assets valued at fair value
Securities	479,953	-	479,953
Derivatives used for hedging purposes	-	216,922	216,922
Total assets	479,953	216,922	696,875
Liabilities
Financial liabilities valued at fair value through profit loss
Derivatives used for hedging purposes	-	81,473	81,473
Total liabilities	-	81,473	81,473

The fair value of financial instruments traded on active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. These instruments are included in Level 1. The instruments included in Level 1 comprise, mainly, investments of Bank Deposit Certificates (CDBs) and Repurchases (Repos) classified as trading securities.

The fair value of financial instruments that are not traded on an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in Level 2.

If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3.

Specific valuation techniques used to value financial instruments include:

•

Quoted market prices or financial institutions quotes or dealer quotes for similar instruments.

•

The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves.

•

Other techniques, such as discounted cash flow analysis, are used to determine fair value for the remaining financial instruments.

The fair values of derivative financial instruments of the subsidiaries were determined based on future cash flows (asset and liability position), taking into account the contracted conditions and bringing those flows to present value by means of the discounted future interest rates disclosed in the market. The fair values were estimated at a specific time, based on information available and on Company’s own valuation methodologies.

Financial instruments by category

The Company’s financial instruments by category can be summarized as follows:

	Consolidated
	Borrowings and Receivables	Assets valued at fair value	Total

December 31, 2017
Assets, as per balance sheet
Derivative financial instruments	-	80,790	80,790
Trade accounts receivable and other accounts receivable, excluding prepayments	2,567,063	-	2,567,063
Marketable Securities		768,611	768,611
Cash and cash equivalents	2,960,718	-	2,960,718
Financial lease	205,331	-	205,331
Judicial deposits	1,366,576	-	1,366,576
Other assets to offset	68,571	-	68,571
	7,168,259	849,401	8,017,660

	Consolidated
	Liabilities valued at fair value through profit or loss	Other financial liabilities	Total
December 31, 2017
Liabilities, as per balance sheet
Borrowings and financings	-	4,690,944	4,690,944
Derivative financial instruments	32,463	-	32,463
Suppliers and other obligations, excluding legal obligations	-	3,986,557	3,986,557
Financial lease	-	1,887,172	1,887,172
Dividends payable	-	143,591	143,591

	32,463	10,708,264	10,740,727

	Consolidated
	Borrowings and Receivables	Assets valued at fair value	Total

December 31,2016
Assets, as per balance sheet
Derivative financial instruments	-	216,922	216,922
Trade accounts receivable and other accounts receivable, excluding prepayments	2,943,269	-	2,943,269
Marketable Securities	-	479,953	479,953
Cash and cash equivalents	5,128,186	-	5,128,186
Financial lease	204,762	-	204,762
Judicial deposits	1,294,125	-	1,294,125
Other assets	83,107	-	83,107
	9,653,449	696,875	10,350,324

Consolidated
Liabilities valued at fair value through profit or loss		Other financial liabilities	Total

December 31, 2016
Liabilities, as per balance sheet
Borrowings and financings	-	6,719,782	6,719,782
Derivative financial instruments	81,473	-	81,473
Suppliers and other obligations, excluding legal obligations	-	3,461,081	3,461,081
Financial lease	-	1,802,238	1,802,238
Dividends payable	-	206,112	206,112
81,473		12,189,213	12,270,686

The regular purchases and sales of financial assets are recognized on the trade date - the date on which the Company undertakes to buy or sell the asset. Investments are initially recognized at fair value. After initial recognition, changes in the fair value are booked in income for the year as finance income and expenses.

Financial risk hedge policy adopted by the Company – Synthesis

The Company’s policy states that mechanisms must be adopted to hedge against financial risks arising from borrowings taken out in foreign currency, so as to manage the exposure to the risks associated with exchange variations.

Derivative financial instruments against exchange variations must be acquired simultaneously with the closing of the debt that gave rise to that exposure. The coverage level to be taken out for this exchange exposure is 100% of the risk, both in terms of maturity date and amount.

At December 31, 2017, no types of margins or collateral apply to the Company’s or the subsidiaries’ transactions involving derivative financial instruments.

The criteria for choosing the financial institutions abide by parameters that take into account the rating provided by reliable risk analysis agencies, shareholders’ equity and concentration levels of transactions and funding.

The transactions involving derivative financial instruments entered into by the subsidiaries and outstanding at December 31, 2017 and December 31, 2016 are shown in the table below:

December 31, 2017

		COUNTERPARTY				% Coverage	AVERAGE SWAP RATE
Currency	SWAP Type	DEBT	SWAP	Total Debt	Total Swap (Asset Side)		Asset Side	Liability Side
USD	LIBOR X DI	KfW	JP Morgan	110,937	110,937	100%	LIBOR 6M + 1.35% p.a.	102.50% of CDI
				260,522	260,522	100%
USD	LIBOR X DI	KFW/ Finnvera	JP Morgan and BOFA	198,990	198,990	100%	LIBOR 6M + 0.75% p.a.	80.29% of CDI
USD	PRE X DI	CISCO	Santander and JP Morgan	110,937	110,937	100%	2.13% p.a.	87.54% of CDI

December 31, 2016

		COUNTERPARTY				% Coverage	AVERAGE SWAP RATE
Currency	Swap type	Debt	SWAP	Total Debt	Total Swap (Asset Side)		Asset Side	Liability Side
USD	LIBOR X DI	BEI	BOFA	622,980	622,980	100%	LIBOR 6M + 1.22% p.a.	94.33% of CDI
USD	LIBOR X DI	BNP	CITI, JP Morgan	78,065	78,065	100%	LIBOR 6M + 2.53% p.a.	97.42% of CDI
USD	LIBOR X DI	KfW	JP Morgan	182,046	182,046	100%	LIBOR 6M + 1.35% p.a.	102.50% of CDI
USD	LIBOR X DI	BOFA	BOFA	324,860	324,860	100%	LIBOR 3M + 2.00% p.a.	103.60% of CDI
USD	LIBOR X DI	KFW/ Finnvera	JP Morgan	121,038	121,038	100%	LIBOR 6M + 0.75% p.a.	79.00% of CDI
USD	PRE X DI	CISCO	Santander and JP Morgan	294,138	294,138	100%	2.18% p.a.	88.05% of CDI

In March and April 2017, in line with its new efficient cash and indebtedness management policy, the Company jointly decided that, together with the prepayment of the BOFA borrowing and BEI financing, it would reverse the swaps contracted with Bank of America (BOFA), with the purpose of hedging the Company against foreign exchange variation risks and interest rates.

In addition to the swap transactions mentioned in the tables above, the Company took advantage of a favorable moment, at the end of June 2016, to close a forward swap transaction in advance in order to ensure an attractive cost of 81.5% of CDI for a financing agreement in foreign currency. The disbursement of the funds occurred on April 20, 2017, to KfW/Finnvera. Swap was closed based on the same payment flow to ensure full hedging and has a notional value of approximately US$48 million. This transaction does not hold foreign exchange risk, since the initial dollar rates for this transaction (Debt and Swap) will start simultaneously.

Position showing the sensitivity analysis – effect of variation on the fair value of the swaps

In order to identify possible distortions arising from consolidated derivative financial instrument transactions currently outstanding, a sensitivity analysis was carried out taking into account three different scenarios (probable, possible and remote) and their respective impacts on results, as follows:

Description	2017	Probable Scenario	Possible Scenario	Remote Scenario

Debt in USD (Cisco and KFW)	579,817	579,817	731,785	886,481
A) ∆ Aggregate Debt Variation			151,968	306,664
Fair value of the asset side of the swap	579,817	579,817	731,785	886,481
Fair value of the liability side of the swap	(531,489)	(531,489)	(530,824)	(530,387)
Swap result	48,327	48,327	200,961	356,094
B) ∆ Aggregate Swap Variation			152,633	307,767
C) Final result (B-A)			665	1,103

Given the characteristics of the derivative financial instruments of the subsidiaries, our assumptions basically took into account the effect i) of the variation in the CDI; ii) of Libor; and iii) of the variations in the US dollar used in the transactions, achieving, respectively, the percentages and quotations indicated below:

Risk variable	Probable scenario	Possible scenario	Remote scenario
	(current)
CDI	6.89%	8.61%	10.34%
LIBOR	1.8371%	2.2963%	2.7556%
USD	3.3080	4.1350	4.9620

As the subsidiaries hold derivative financial instruments to hedge their respective financial debt, the variations in the scenarios are monitored from the respective subject of the hedge, thereby showing that the counterpart of the effects involving the exposure created by the swaps will be reflected in the debt. In the case of these transactions the subsidiaries disclosed the fair value of the subject matter (debt) and the derivative financial instrument of the hedge on separate lines, as shown in the sensitivity analysis position above, so as to reveal the net exposure of its subsidiaries in each of the three scenarios mentioned.

Attention is drawn to the fact that the sole purpose of the transactions closed by the subsidiaries involving derivative financial transactions is to protect their balance sheet position. Therefore, any improvement or deterioration in their respective market values will represent an inverse movement in the corresponding installments of the financial debt contracted, which is the subject matter of the subsidiaries’ derivative financial instruments.

Sensitivity analyses referring to the derivative financial instruments outstanding at December 31, 2017 were conducted taking into account basically the assumptions surrounding the variations in market interest rates and the variation of the US dollar used in the swap agreements. The use of those assumptions in the analyses was exclusively due to the characteristics of the derivative financial instruments, which represent exposure to interest rate and exchange variations only.

Position showing gains and losses with derivatives in the year

2017
Net income from USD vs. CDI transactions	(69,446)

Capital management

The Group’s objectives when managing capital is to safeguard the Group ability to continue as a going concern in order to provide returns to shareholders and benefits to other stakeholders, in addition to maintaining an optimal capital structure to reduce the cost of capital. In order to maintain or adjust its capital structure the Company can review its policy on paying dividends, returning capital to the shareholders or also issuing new stock or selling assets to reduce its level of indebtedness, for example.

	Consolidated
	2017	2016

Total borrowings and derivatives (Note 20 and 38)	4,642,617	6,584,333
Lease – Liabilities (Note 16)	1,887,172	1,802,238
Lease - Assets (Note 16)	(205,331)	(204,762)
ANATEL debts (Note 19)	98,451	147,219
Less: Cash and cash equivalents (Note 4)	(2,960,718)	(5,128,186)
Foreign exchange fund (Note 5)	-	(479,953)
FIC (Note 5)	(765,614)	-

Net Debt - Unaudited	2,696,577	2,720,889

EBITDA (1) (last 12 months) - Unaudited	5,947,023	5,209,368

Financial leverage ratio (*) - Unaudited	0.45	0.52

(1) Reconciliation with Net Income for the year	1,234,507	750,427
Depreciation and amortization	4,013,671	3,785,172
Net Financial Income	497,836	410,880
Income and social contribution taxes	201,009	262,889
EBITDA (Unaudited) (**)	5,947,023	5,209,368

(*)

 The variation in the ratio includes the effects of the sale of towers.

(**)

EBITDA: Earnings before interest, tax, depreciation and amortization.

Insurance

The Company and its subsidiaries maintain a policy for monitoring the risks inherent to their operations. Accordingly, on December 31, 2017, the Company and its subsidiaries had insurance coverage against operating risks, third party liability, and health, among others. The Management of the Company and of its subsidiaries considers that insurance coverage is sufficient to cover eventual losses. The table below shows the main assets, liabilities or interests insured and their respective amounts:

Types	Amounts insured
Operating risks	R$38,171,870
General Third Party Liability - RCG	R$80,000
Vehicles (Executive and Operational Fleets)	R$1,000 for Civil Liability Optional (Property Damages and Personal Injury) and R$100 for Moral Damages.

Commitments

Rentals

The Company and its subsidiaries rent equipment and properties by means of many rental agreements with different maturity dates. Below is a list of minimum rental payments committed under such agreements:

2018	779,585
2019	812,717
2020	845,226
2021	879,035
2022	914,196
4,230,759

Other Material Information

On June 20, 2016, OI S.A., Telemar Norte Leste S.A., OI Móvel S.A., Copart 4 Participações S.A., Copart 5 Participações S.A., Portugal Telecom International Finance B.V. and OI Brasil Holdings Coöperatief U.A. (jointly “Oi”), filed for judicial reorganization with the 7th Business Court of Rio de Janeiro. The complaint states that the purpose of the action was to protect Oi’s cash and assets while it negotiated a judicial reorganization plan with its creditors, so that it can continue to operate. The judicial reorganization processing was granted by the Court on June 29, 2016.

Oi’s judicial reorganization plan was approved by the general meeting of creditors held on December 19, 2017, and ratified by the Court of the judicial reorganization on January 8, 2018. The decision on the approval of the plan has not yet been published in the Official Gazette.

The judicial reorganization plan establishes that the partner supplier creditors will be paid under favorable conditions.

The condition for payment of the listed credits  to creditors classified as supplier/partners is as follows:

•

Payment of R$150,  20 days after termination of the credit payment option; and

•

Payment of the remaining balance with 10% discount in four annual installments (the first being on December 31, 2019, if the decision on the approval is published in 2018) plus Reference Rate (TR) + 0.5% per annum.

For suppliers classified in the general payment modality, the payment of the listed credits is as follows:

•

20-year grace period as from publication of the decision on the approval of the judicial reorganization;

•

Repayment of the principal in 5 annual and successive installments;

•

Payment of TR accumulated in the period only together with the last installment;

•

Payments to creditors under this modality will be limited to a maximum of R$70 billion, and, if the credits exceed such amount, they will be subject to a pro rata reduction.

The relationship between TIM and OI arises principally from regulated interconnection operations and the sharing of infrastructure, which are necessary for both operators. Thus, the net asset position of TIM in relation to the judicial reorganization of Oi as of June 20, 2016, is as follows:

Interconnection	14,248
Other commercial relationship of infrastructure sharing	1,677
Total	15,925

On the basis of the information available on the date of preparation of the financial statements, considering the approval of the judicial reorganization plan, TIM Management does not expect any significant loss with respect to accounts receivable outstanding with Oi as of December 31, 2017.

* * *

FISCAL COUNCIL’S OPINION

The Fiscal Council, in compliance with legal and statutory provisions, examined the Management’s Report and the individual and consolidated Financial Statements of TIM Participações S.A. ("Company"), dated as of December 31st, 2017.

Our examinations were conducted in accordance with the legal provisions and included the: (i) analysis of the financial statements prepared periodically by the Company; (ii) the Management’s Proposal for the allocation of results related to the year of 2017 and the distribution of dividends by the Company; (iii) monitoring of the work done by external and internal auditors; and (iv) questions about relevant actions and transactions made by the Management.

Based on our examinations, the information provided and the clarifications received and, also, considering the Company's Independent Auditors’ Report, BDO RCS Auditores Independentes S.S., unqualified, issued on February 5th, 2018, the Fiscal Council is of the opinion that: (i) the Management’s Report and the Financial Statements above mentioned, adequately reflect the information contained in them; and (ii) the Management’s Proposal for the allocation of results related to the year of 2017 and the distribution of dividends by the Company, are all in conditions to be submitted to the Annual General Shareholders Meeting.

Rio de Janeiro, February 5th, 2018.

WALMIR KESSELI Presidente do Conselho Fiscal	JOSINO DE ALMEIDA FONSECA Membro do Conselho Fiscal
JARBAS TADEU BARSANTI RIBEIRO Membro do Conselho Fiscal	JAQUES HORN Secretário da Mesa

STATUTORY AUDIT COMMITTEE ANNUAL REPORT

1. About the Committee

The Statutory Audit Committee (“CAE”) of TIM Participações S.A. (“Company”) is a permanent statutory body created by the Extraordinary Shareholders Meeting held on December 12th 2013, in order to adopt the best Corporate Governance practices, as recommended, and in accordance with the Comissão de Valores Mobiliários (“CVM”) Instruction No. 509/2011. On December 23rd, 2013, the Company’s Board of Directors approved the Internal Rules of the CAE.

The CAE is composed of at least 3 (three) and no more than 5 (five) members, elected by the Board of Directors, for a term of office of 2 (two) years, which shall coincide with the term of office of the members of the Board of Directors, reelection being allowed for a maximum period of 10 (ten) years.

From January 1st to April 19, 2017, the CAE had the following composition: Messrs. Alberto Emmanuel Carvalho Whitaker (Coordinator), Adhemar Gabriel Bahadian e Herculano Aníbal Alves. On the occasion of election of the new Board Members at the Annual Shareholders’ Meeting held on April 19th, 2017, for the 2017/2019 mandate, the Board of Directors elected the following members to compose the CAE: Messrs. Alberto Emmanuel Carvalho Whitaker (Coordinator), Herculano Aníbal Alves e Mario Cesar Pereira de Araujo.  All members are characterized as independents, according to the CVM criteria.

The CAE is responsible for the supervision of the quality and integrity of the financial statements, and their compliance with legal, regulatory and statutory terms, the adequacy of proceedings related to risk management and for the activities of the independent and internal auditors, as well as the supervision and assessment of contracts, of any kind, to be signed between the Company or its subsidiaries, on one side, and the majority shareholder or its subsidiaries, associated companies, or companies under common control or which may control the said shareholder, or parties related in some other way to the Company, on the other side.

In addition to its ordinary responsibilities, the CAE also performs as the Audit Committee of the Company, in accordance with the provisions of the Sarbanes Oxley Act, to which the Company is subject to, as it is registered at the US Securities and Exchange Commission (“SEC”), once having the American Depository Receipts (ADRs) on The New York Stock Exchange (“NYSE”) since November 16th, 1998.

2. Activities of the Statutory Audit Committee of TIM Participações in 2017

During the period from January 1st to December 31st, 2017, twenty (20) meetings were held, which included 114 items of Agenda (topics). The meetings lasted an average of 8 hours each and, during the discussions, the Chairman of the Board of Directors, the Chief Executive Officer, the Chief Financial Officer and other members of the Executive Board, Executive Managers, Internal and Independent Auditors and the Company's Compliance Area, were directly involved. Among the activities carried out during the year, the following should be highlighted:

I. Analyzed the annual work plan of the Independent Auditors and discussed the results of their activities in eleven (11) topics during the year of 2017. BDO RCS Auditores Independentes S.S. ("BDO") was the firm responsible for auditing the financial statements for the fiscal year ended on December 31, 2017, for the planning and execution of the audits up to the quarterly reports ("ITRs"), according to the recognized standards, as well as responsible for the special revision of the ITRs (quarterly reports), submitted to the CVM. The CAE’s opinion should ensure that these Financial Statements represent adequately the Company's equity and financial position, in accordance with accounting practices adopted in Brazil, the Brazilian Corporate Law, the CVM Rules and the International Financial Reporting Standards (IFRS) issued by the International Accounting Standard Board (IASB). PricewaterhouseCoopers ("PwC") was the auditor firm of TIM Celular S.A., a wholly-owned subsidiary of the Company, of TIM S.A. (former Intelig Telecomunicações Ltda.), controlled by the Company, as well as continued to be responsible for reviewing Form 20 -F (SEC) of the Company.

II. Supervised the Company's internal audit activities, in 13 (thirteen) topics during the year of 2017, analyzing the annual work plan and discussing the results of the activities performed and the reviews carried out, and evaluated the performance of the internal auditors. On the Annual Audit Program of 2017, thirty-seven (37) activities were formalized, of which twenty-five (25) were completed or substantially completed.

III. Supervised and analyzed the effectiveness, quality and integrity of internal control mechanisms in eleven (11) topics during 2017, in order to, in addition to other activities, monitor compliance with the provisions relating to: (a) the presentation of the Financial Statements, including quarterly reports and other interim statements; and (b) the information and valuation released based on adjusted accounting data and non-accounting data that add elements that were not on the structure of the usual reports of the Financial Statements, especially regarding the internal controls which support the SOx certification.

IV. The CAE was informed of the main processes within the Company, evaluating its quality and the commitment of the top management with its continuous improvement. As a result of the meetings with the Company's internal areas, the CAE was able to offer suggestions to the Board of Directors for improving processes, as well as to monitor their implementation, and the execution of recommendations for improvement which were identified during the audit activities and in discussions with the business and control areas. Based on the information collected, the CAE believes that the system of internal controls of the Company, and its subsidiaries, is adequate to the size and complexity of its business, as well as structured to ensure the efficiency of its operations, of the systems that issue the financial reports and is in accordance with the internal and external rules to which the transactions are subject.

V. Followed and supervised the work carried out by the Company's Compliance area in 9 (nine) topics, with emphasis on issues related to: (i) SOx (Sarbanes-Oxley) Compliance through monitoring the deficiencies pointed out by the External Auditor and the management of the Company; (ii) Compliance with Information Technology and Corporate Security, highlighting the risks of Cyber Security and; (iii) Compliance of Commercial and General Processes of the Company; fraud and corruption, ensuring adherence to laws, rules, standards and internal and external regulations.

VI. The CAE was informed of the main amendment proposals related to the regulatory framework and to expected institutional changes, as well as of the main aspects of the political and economic scenarios, with emphasis on the risks and challenges of the current situation which may affect the Company.

VII. During the performance of its activities, the CAE regularly monitored issues related to: (i) Customer satisfaction and the quality of services and staff contact; (ii) Incentives for innovation applied to products and services; (iii)  Transparency and accountability to stakeholders; (iv) Ethical conduct in business; (v) Digital inclusion; (vi) Dialogues and communication with stakeholder groups; (vii) Managing electronic products; (viii) Investment in infrastructure; and (ix) Development of new technologies.

VIII. During 2017, the CAE analyzed the Company's Enterprise Risk Management (“ERM”) reports, focusing on the monitoring of the work plan to review and update risk factors published by the Company, management of financial risks, risk appetite of the Company and adequacy of risk factors contained in the Company's Formulário de Referência, on SOx/CVM risk inventory. This issue was brought in sixteen (16) topics during the year 2017. The Company's risk management structure is shared between the CAE and the Control and Risks Committee ("CCR"). Both are bodies of governance linked to the Board of Directors as defined by the Company's By-laws.

IX. Within its attributions, provided by the Company's By-laws and the CAE’s Internal Rules, the CAE previously examined, evaluated and opined on thirty-one (31) agreements of different subjects between the Company or its subsidiaries, on one side, and related parties, on the other side. All the agreements entered, strictly followed the governance process required to comply with both the internal rules of the Company's Compliance area and the standards of CVM and SEC regulations. The relevant information on the agreements are duly disclosed in the Company's Formulário de Referência.

X. Took part in discussions on the agreements disclosure procedure between the Company, or its subsidiaries, on one hand, and Related Parties, on the other hand, in compliance with CVM Instruction No. 552/2015, which modified the CVM Instruction No. 480/2009;

XI. Within the scope of its attributions, the CAE analyzed, in nine (9) topics during the year 2017, the reports regarding the complaints received by the Whistleblowing Channel of the Company and its respective envisaged actions of improvement. The reports, which are divided by typology, are filed at the Company's headquarters.

XII. In addition to the twenty (20) meetings informed, necessary for the proper performance of their attributions, the CAE members participated in at least six (6) private meetings, of 2 hours each, with the Independent Auditors, BDO and PwC, as well as the Internal Audit area of the Company, without the presence of the top management or other managers of the organization, to assess possible retrenchment or risk of independence break or any type of interference by management in the development of the work of the respective audits.

XIII. The Statutory Audit Committee answered the questions from the Fiscal Council on the Company's control structure, and the correspondent follow up, amongst other relevant matters.

3. Items discussed with the External Auditors considering the new form of the Audit Report (ISA 701) presentation

Highlights:

3.1 Provision for tax contingencies (explanatory notes 3.c - Provision for tax judicial and administrative lawsuits, and 24.c)

The CAE reviewed quarterly the evolution of tax contingencies and followed up the forecasts provided by the Company's Management.

3.2 Goodwill based on future cash flows (explanatory note 3.a - Impairment of goodwill and non-financial assets)

The CAE has been regularly informed of the controls involved in the impairment tests and evaluated the discount rate used in the model.

3.3 Recognition of the unbilled revenue (explanatory note 3.a - Unbilled revenues)

The CAE followed the monthly reports containing explanations on the evolution of revenue and estimates used by the Company's Management to calculate the unbilled.

4. Other Activities

4.1 Training and Development

During the year of 2017, the CAE offered its members, training primarily aimed at improving the performance of their duties and the relevant updates of the technical standards that affect their activities.

4.2 Review of Form 20-F and the Formulário de Referência

With regards to the review work on Form 20-F (SEC) and the Formulário de Referência (CVM), the members of the CAE met, extraordinarily, with Company’s executives, six (6) times over the months of February through May of 2017. The Committee made use of its Annual Budget to request additional analysis by external consultants regarding the topic.

4.3 Self-assessment of the CAE

The members of the CAE submitted themselves to a self-assessment questionnaire on the performance of their activities, in accordance with the best governance practices in the domestic and foreign markets. Based on the answers presented, the CAE members sought to improve and make more efficient the activities developed during the year 2017, aiming at a process of constant and permanent evolution.

4.4. IFRS

During the year, the CAE members assessed the need for the Company to comply with the new International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB), which will be applied as of January 1, 2018, demanding great engagement of the Company for the proper implementation.

5. Conclusions and recommendations

The members of the Company's CAE, in the exercise of their duties and legal responsibilities, analyzed the Financial Statements, together with the Independent Auditors' report and the annual management report for the fiscal year ended December 31st, 2017 ("Annual Financial Statements of 2017"). Considering the information provided by the Company's Management and BDO, as well by PwC, which was the auditor of the subsidiaries TIM Celular S.A. and TIM S.A. for 20-F purposes, and the proposed allocation of the results for the year 2017, the CAE concluded that this information and documents adequately reflect, in all material respects, the Company's equity and financial positions and of its subsidiaries. For this reason, they unanimously recommend the approval of the aforementioned documents by the Company's Board of Directors for referral to the Annual Shareholders' Meeting, pursuant to the Brazilian Corporation Law.

Rio de Janeiro (RJ), February 5th, 2018.

Herculano Aníbal Alves Member and Financial Expert of the Statutory Audit Committee	Mario Cesar Pereira de Araujo Member of the Statutory Audit Committee

Alberto Emmanuel Carvalho Whitaker Coordinator of the Statutory Audit Committee

STATUTORY OFFICERS’ STATEMENT

Stefano De Angelis (Chief Executive Officer), Adrian Calaza (Chief Financial Officer and Investor Relations Officer), Daniel Junqueira Pinto Hermeto (Purchasing & Supply Chain Officer), Mario Girasole (Regulatory and Institutional Affairs Officer), Leonardo de Carvalho Capdeville (Chief Technology Officer), Pietro Labriola (Chief Operating Officer), and Jaques Horn (Legal Officer), as statutory officers of TIM Participações S.A., declare, in accordance with article 25, paragraph 1, item VI of CVM Instruction 480 of December 7, 2009, that they have: reviewed, discussed and agreed with the Company’s Financial Statements for the period ended December 31, 2017.

Rio de Janeiro, February 5, 2018.

STEFANO DE ANGELIS Chief Executive Officer	ADRIAN CALAZA Chief Financial Officer and Investor Relations Officer
MARIO GIRASOLE Regulatory and Institutional Affairs Officer	LEONARDO DE CARVALHO CAPDEVILLE Chief Technology Officer
DANIEL JUNQUEIRA PINTO HERMETO Purchasing & Supply Chain Officer	PIETRO LABRIOLA Chief Operating Officer
JAQUES HORN Legal Officer

STATUTORY OFFICERS’ STATEMENT

Stefano De Angelis (Chief Executive Officer), Adrian Calaza (Chief Financial Officer and Investor Relations Officer), Daniel Junqueira Pinto Hermeto (Purchasing & Supply Chain Officer), Mario Girasole (Regulatory and Institutional Affairs Officer), Leonardo de Carvalho Capdeville (Chief Technology Officer), Pietro Labriola (Chief Operating Officer), and Jaques Horn (Legal Officer), as statutory officers of TIM Participações S.A., declare, in accordance with article 25, paragraph 1, item V of CVM Instruction 480 of December 7, 2009, that they have: reviewed, discussed and agreed with opinions expressed in the Company’s Independent Auditors’ Report on the Company’s Financial  Statements for the period ended December 31, 2017.

Rio de Janeiro, February 5, 2018.

STEFANO DE ANGELIS Chief Executive Officer	ADRIAN CALAZA Chief Financial Officer and Investor Relations Officer
MARIO GIRASOLE Regulatory and Institutional Affairs Officer	LEONARDO DE CARVALHO CAPDEVILLE Chief Technology Officer
DANIEL JUNQUEIRA PINTO HERMETO Purchasing & Supply Chain Officer	PIETRO LABRIOLA Chief Operating Officer
JAQUES HORN Legal Officer

Footnotes

1 Estimated by the latest FOCUS report issued by the Central Bank (BACEN) on December 29, 2017.

2 Quantitative National Satisfaction Survey conducted in the period from Sep to Dec, 2017 conducted through a structured questionnaire and online interviews.

3 Quantitative research of national satisfaction conducted between September and December 2017 through structured survey and online interviews

4 11 months until November.

5 GRI: Global reporting initiative, international reporting standard through performance indicators, TIM's basis for its Sustainability report.

6 INMETRO research website and Telecom operators website.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: February 05, 2018	By:	/s/ Adrian Calaza

Name: Adrian Calaza
Title: Chief Financial Officer and Investor Relations Officer TIM Participações S.A.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.